   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 2000
                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            CUPERTINO ELECTRIC, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 1731                                94-1403967
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                           1132 NORTH SEVENTH STREET
                               SAN JOSE, CA 95112
                                 (408) 808-8000
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 JAMES S. RYLEY
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                            CUPERTINO ELECTRIC, INC.
                           1132 NORTH SEVENTH STREET
                               SAN JOSE, CA 95112
                                 (408) 808-8000
(NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

                 MATTHEW J. LEWIS, ESQ.                                    PETER T. HEALY, ESQ.
                 BRUCE E. MAXIMOV, ESQ.                                   STELLA S. LEUNG, ESQ.
                 MARIA L. PIZZOLI, ESQ.                                   O'MELVENY & MYERS LLP
                PHYLLIS T. SOLOMON, ESQ.                                 EMBARCADERO CENTER WEST
               FARELLA BRAUN + MARTEL LLP                             275 BATTERY STREET, 26TH FLOOR
           235 MONTGOMERY STREET, 30TH FLOOR                             SAN FRANCISCO, CA 94111
                SAN FRANCISCO, CA 94104                                       (415) 984-8833
                     (415) 954-4400

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
                                                                AGGREGATE OFFERING    AMOUNT OF REGISTRATION
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED             PRICE (1)                  FEE
------------------------------------------------------------------------------------------------------------
Common Stock, $0.00004 par value............................       $100,000,000              $26,400
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purposes of calculating the amount of the registration fee paid pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus (Not Complete)

Issued              , 2001

                                             SHARES

                                [CUPERTINO LOGO]

                            CUPERTINO ELECTRIC, INC.

                                  COMMON STOCK
                           -------------------------

     Cupertino Electric, Inc. is offering            shares of its common stock
in a firmly underwritten offering. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial
public offering price for our shares will be between $     and $     per share.
After the offering, the market price of our shares may be outside of this range.
                           -------------------------

     We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "CUPE."
                           -------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                           -------------------------

                                                             Per Share       Total
                                                             ---------       -----
Offering Price.............................................   $           $
Discounts and Commissions to Underwriters..................   $           $
Offering Proceeds to Cupertino Electric, Inc. .............   $           $

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Cupertino Electric, Inc. and some of its existing stockholders have granted
the underwriters the right to purchase up to an additional            shares of
its common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. To the extent the over-allotment option is exercised in full, the Offering Price, Discounts and Commissions to Underwriters, Offering Proceeds to Cupertino Electric, Inc. and
offering proceeds to those stockholders will be $           , $           ,
$           and $           , respectively. Cupertino Electric, Inc. will not
receive any of the proceeds from the sale of any shares by those stockholders. Banc of America Securities LLC expects to deliver shares of our common stock to
investors on              , 2001.

BANC OF AMERICA SECURITIES LLC                         DEUTSCHE BANC ALEX. BROWN
                                   CHASE H&Q
                           -------------------------
                                           , 2001

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

     We have obtained the market data and forecasts that we use in this prospectus, including estimates of the size and growth rates of the markets for internet and network facilities, and electrical power, from independent industry sources, which we believe to be reliable. We have not independently verified their data.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    7
Forward-Looking Statements..................................   19
Use of Proceeds.............................................   20
Dividend Policy.............................................   20
Capitalization..............................................   21
Dilution....................................................   22
Selected Consolidated Financial Data........................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   25
Business....................................................   35
Management..................................................   46
Principal Stockholders......................................   52
Certain Relationships and Related Transactions..............   54
Description of Capital Stock................................   59
Shares Eligible for Future Sale.............................   63
Underwriting................................................   65
Legal Matters...............................................   68
Experts.....................................................   68
Change in Accountants.......................................   68
Where You Can Find More Information.........................   69
Index to Consolidated Financial Statements..................  F-1

                           -------------------------

     Cupertino Electric, Cascade Controls and Frank Electric are our common law trademarks and the Cupertino Electric logo and Ceitronics are our registered trademarks. This prospectus also includes tradenames and trademarks of other companies that are the property of their respective owners. Use or display by us of other parties' tradenames or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship by, the tradename or trademark owners.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus and provides an overview of the key aspects of the offering. Because this is a summary, it does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including the "Risk Factors" section and the Consolidated Financial Statements and related notes before making an investment decision. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option. The terms "Cupertino Electric," "we," "us" and "our" as used in this prospectus refer to Cupertino Electric, Inc., a Delaware corporation, originally formed in California in 1954, incorporated in California in 1958 and reincorporated in Delaware in 2000, or its predecessor entities.

                                  OUR BUSINESS

OVERVIEW

     We are a leading provider of sophisticated electrical infrastructure solutions that provide high-quality, reliable power and speed to market for critical-use facilities and applications. We engineer, install, commission, upgrade and maintain complex electrical power and data infrastructure systems across a variety of market sectors, often on a turnkey basis. We also develop and provide communications systems integration and data cabling services, as well as proprietary software-based instrumentation and control systems, that position us to cross-sell additional services to our customers. We recently implemented an initiative to offer the engineering, installation and commissioning of power generation and distribution systems to customers that require supplemental power at their facilities or do not wish to rely solely on local utility grids as their primary source of electric power. We have developed long-standing relationships with many companies in, and general contractors serving, the computer, internet, semiconductor, software, telecommunications, biotechnology and other technology-dependent industries and institutions. Representative facility owners who have been among our ten largest customers for any year since 1997 include: AboveNet Communications Inc.; Exodus Communications, Inc.; Colo.com; Microsoft Corporation; Applied Materials, Inc.; Stanford University; Silicon Graphics, Inc.; Chiron Corporation; and 3Com Corporation.

     Industries and institutions that rely on computers, the internet, networks or sensitive electronics in their mission-critical facilities and applications increasingly require electrical power that is free of voltage sags and surges and is delivered with at least 99.9999% reliability (approximately 30 seconds or less downtime per year). The public utility grid, in normal times, is only capable of delivering power with 99.9% reliability (approximately nine hours of downtime per year) and is even less reliable in times of system-wide generation and transmission capacity shortages.

     As the demand for high-quality, reliable power has increased dramatically, we have experienced rapid growth. From 1997 to 1999, our total revenue increased from $153.0 million to $325.3 million, representing a compound annual growth rate of 45.8%. For the nine months ended September 30, 2000, our total revenue was $482.7 million, representing an internal growth rate of 109.8% over the nine months ended September 30, 1999.

                            THE CUPERTINO ADVANTAGE

     We believe the following strengths provide a competitive advantage that cannot be easily duplicated by any one of our competitors:

     - Turnkey Solutions. Our integrated offering of engineering, installation, commissioning, upgrade and maintenance services allows our customers to engage a single provider to be responsible for their electrical infrastructure solutions.

     - Experience and Reputation. Since our founding in 1954, we have focused on providing sophisticated electrical infrastructure solutions for critical-use facilities and applications.

     - Proven Methodology. During our 46 years of experience, we have developed a set of processes, information systems and other proprietary tools that allow us to reduce time to market for infrastructure projects without compromising quality.

     - Focus on Projects and Customers Requiring Highly Engineered Solutions. Throughout our history, we have focused on providing infrastructure solutions to companies at the forefront of their respective technology sectors.

     - Depth and Scale. Our large and experienced workforce, including engineering staff, project managers, and union electricians, is skilled at all levels of project design, development, management, installation and commissioning.

                             THE MARKET OPPORTUNITY

     The need for high-quality, reliable power has been growing rapidly in recent years as a result of:

     - The Power Quality and Reliability Opportunity. Voltage instability, low voltage and power outages in the existing power delivery network are significant problems for technology-dependent businesses and institutions. According to a 1999 Electric Power Research Institute report, the annual cost of power disruptions in the United States is approximately $34 billion.

     - The Internet and Networking Facilities Opportunity. Much of our recent growth has been driven by increased numbers of data centers, co-location facilities, network-attached data storage facilities, and other internet and networking facilities. The owners of these facilities are focused on power quality and reliability, speed to market and optimization of facility use. Based on published reports, we believe that growth in the application server and web hosting markets will drive total floor area for global internet data center space to approximately 65 million square feet by the end of 2002, up from the estimated 35 million square feet to be in operation by the end of 2000. This represents a compound annual growth rate of 36%.

     - The Retrofit and Upgrade Opportunity. Continuing technological advancements and innovations create a need for our customers to retrofit and upgrade their facilities in order to stay competitive and provide an opportunity for us to develop recurring sources of revenue.

     - The Distributed Power Generation Opportunity. The distributed generation of electric power through systems such as microturbines is expected to provide superior reliability and quality, flexibility in locating critical-use facilities, lower capital risk, reduced emissions and potentially superior financial returns through sales of excess power to the electric power grid. The use of distributed power generation expected to accelerate as performance improves and costs decline through continued technological advancement.

                                  OUR STRATEGY

     Our objective is to grow our revenue and profits by capitalizing on our position as a leading electrical infrastructure service provider for technically demanding projects. Key elements of our strategy include:

     - Identify and Capitalize on New Markets. We intend to capitalize on our expertise in designing and installing high-quality, reliable, power supply, distribution and control systems to serve emerging markets, such as distributed power generation.

     - Capitalize on Our Technological Expertise. Our large, experienced in-house engineering staff, extensive in-house training programs, strategic customer and vendor relationships and expertise in engineering, installing, and commissioning complex electrical systems position us to participate in emerging trends in power technology.

     - Pursue Customer-Driven Growth. We intend to grow with our customers and their general contractors as they develop new facilities and expand their businesses by serving them in new regions and by cross-selling additional and value-added services.

     - Attract, Motivate and Retain a Highly Specialized Workforce. We intend to continue to attract, motivate and retain highly skilled and experienced professionals and union field electricians.

     Our principal executive offices are located at 1132 North Seventh Street, San Jose, California 95112, and our telephone number is (408) 808-8000. Our website address is www.cupelectric.com. Our website and the information contained in it are not a part of this prospectus.

                                  THE OFFERING

Common stock offered............             shares

Common stock to be outstanding
after this offering.............             shares

Use of proceeds.................   The net proceeds we will receive from the
                                   sale of           shares of our common stock
                                   offered by us at an assumed initial public
                                   offering price of $     per share are
                                   estimated to be approximately $     million,
                                   after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders if that portion of the underwriters' over-allotment option is exercised. We intend to use the net proceeds from this offering:

                                   - to reduce our senior term loan indebtedness
                                     and then-outstanding borrowings, if any,
                                     under our revolving credit facility by
                                     $     million, or 50% of net proceeds of
                                     this offering, pursuant to our credit
                                     facility;

                                   - to repay $35.0 million of subordinated
                                     notes; and

                                   - for working capital and general corporate
                                     purposes.

Proposed Nasdaq National Market
symbol..........................   "CUPE"

Risk factors....................   See "Risk Factors" and the other information
                                   included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

     The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of December 15, 2000, and excludes:

     - 1,112,583 shares issuable as of December 15, 2000 upon the exercise of all outstanding stock options under our 2000 Incentive Stock Plan at an exercise price of $7.50 per share; and

     - 1,757,450 shares issuable upon the exercise of outstanding common stock put warrants as of December 15, 2000, at a price of $0.0004 per share.
                           -------------------------

     Unless otherwise specifically stated, all information in this prospectus assumes:

     - no exercise of the underwriters' over-allotment option; and

     - the conversion on a one-for-one basis of our Class A and Class B common stock into a single class of common stock prior to the completion of this offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following tables set forth our summary consolidated financial data. You should read this information together with the more detailed information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing elsewhere in this prospectus.

                                                                                             NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                     ----------------------------------------------------   -------------------
                                       1995       1996       1997       1998       1999       1999       2000
                                     --------   --------   --------   --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue:
  Services and materials...........  $115,716   $123,416   $152,990   $235,345   $325,294   $230,057   $402,081
  Equipment........................         -          -          -          -          -          -     80,638
                                     --------   --------   --------   --------   --------   --------   --------
    Total revenue..................   115,716    123,416    152,990    235,345    325,294    230,057    482,719
Cost of services and materials
  revenue..........................    93,937     95,626    122,099    185,954    259,976    184,078    326,643
Cost of equipment revenue..........         -          -          -          -          -          -     77,209
Selling, general and administrative
  expense..........................    17,486     21,170     24,069     35,293     41,529     29,865     43,301
Depreciation and amortization......     1,380      1,154      1,137      1,414      1,965      1,344      3,316
Stock-based expenses (1)...........         -          -          -          -          -          -     17,702
                                     --------   --------   --------   --------   --------   --------   --------
Operating income...................     2,913      5,466      5,685     12,684     21,824     14,770     14,548
Interest expense...................     1,307      1,133      1,182      1,694      2,265      1,603      4,736
Increase in fair value of common
  stock put warrants (2)...........         -          -          -          -          -          -      5,368
                                     --------   --------   --------   --------   --------   --------   --------
Income before income taxes.........     1,606      4,333      4,503     10,990     19,559     13,167      4,444
Income taxes.......................       832      1,895      2,106      4,590      8,641      5,817     11,269
Minority interest..................       155        366        537      1,174      2,082      1,470      1,802
                                     --------   --------   --------   --------   --------   --------   --------
Net income (loss) (3)..............  $    619   $  2,072   $  1,860   $  5,226   $  8,836   $  5,880   $ (8,627)
                                     ========   ========   ========   ========   ========   ========   ========
Net income (loss) per share (3):
  Basic............................  $   0.02   $   0.08   $   0.07   $   0.20   $   0.33   $   0.22   $  (0.33)
                                     ========   ========   ========   ========   ========   ========   ========
  Diluted..........................  $   0.02   $   0.08   $   0.07   $   0.20   $   0.33   $   0.22   $  (0.33)
                                     ========   ========   ========   ========   ========   ========   ========
Weighted average shares
  outstanding:
  Basic............................    26,400     26,400     26,400     26,400     26,400     26,400     26,314
                                     ========   ========   ========   ========   ========   ========   ========
  Diluted..........................    26,400     26,400     26,400     26,400     26,400     26,400     26,314
                                     ========   ========   ========   ========   ========   ========   ========

                                                                           SEPTEMBER 30, 2000
                                                              --------------------------------------------
                                                                                              PRO FORMA
                                                               ACTUAL     PRO FORMA (4)    AS ADJUSTED (5)
                                                              --------    -------------    ---------------
                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and equivalents........................................  $  1,826      $  1,826
Working capital.............................................    78,679        78,679
Total assets................................................   254,772       254,772
Long-term debt, net of current portion......................    84,887        84,887
Stockholders' equity (deficit)..............................   (28,789)       40,184

(1) Stock-based expenses for the nine months ended September 30, 2000 represent a non-cash charge of $13.4 million for shares of our common stock purchased by several of our employees and two consultants in May 2000 and a non-recurring charge of $4.3 million for the excess of the cost over the fair value of the shares of our common stock that we redeemed from several of our existing stockholders as part of our recapitalization in June 2000.

(2) Increase in fair value of common stock put warrants for the nine months ended September 30, 2000 represents a non-cash charge to mark to market the common stock put warrants that we issued in connection with our recapitalization in June 2000. The put feature of the common stock put warrants will automatically terminate upon the completion of this offering. Accordingly, we expect to incur a non-cash charge to mark to market the common stock put warrants in the fourth quarter of 2000 and in the first quarter of 2001. After the completion of this offering, there will be no such expense in future periods.

(3) Net loss and net loss per share for the nine months ended September 30, 2000 include the charge for stock-based expenses of $17,702 and a charge of $5,368 for the increase in fair value of our common stock put warrants. Excluding these charges, net income and basic and diluted net income per share for the nine months ended September 30, 2000 would have been $14,444, $0.54 per share and $0.55 per share, respectively.

(4) The pro forma column gives effect to the termination of the put feature of the putable common stock and common stock put warrants upon completion of this offering.

(5) Pro forma as adjusted reflects our receipt of estimated net proceeds of
    approximately $    million from the sale of          shares of our common
    stock offered by us at an assumed initial public offering price of $    per
    share, net of estimated underwriting discounts and offering expenses, for
    the repayment of approximately $         million of debt and for working
    capital and general corporate purposes, as well as the termination of the put feature of the putable common stock and the common stock put warrants.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information included in this prospectus before investing in our common stock. Our business, financial condition and results of operations could be seriously harmed if any of the following risks occurs. In any such case, the market price of our common stock could decline and you may lose all or a part of your investment in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those not presently known to us or which we currently deem immaterial, may also result in decreased revenues, increased expenses or other events which could result in a decline in the price of our common stock.

                         RISKS RELATING TO OUR BUSINESS

THE LOSS OF MEMBERS OF OUR EXECUTIVE MANAGEMENT TEAM OR SELECTED PROJECT MANAGERS COULD SUBSTANTIALLY DISRUPT OUR BUSINESS OPERATIONS.

     Our success depends to a significant degree upon the continued individual and collective contributions of our executive management team, which includes James S. Ryley, our Chief Executive Officer and President, Walter E. Ryley, our Chief Operating Officer and Secretary, and certain of our other senior operating executives. Furthermore, a limited number of our project managers and senior operating executives have primary responsibility for managing our relationships with our key customers, general contractors and vendors. Accordingly, losing the services of any member of our executive management team or one of these project managers, whether from retirement, competing offers or other causes, could prevent us from executing our business strategy, cause us to lose key customer, vendor and general contractor relationships and materially harm our growth prospects and business.

WE MAY NOT BE ABLE TO HIRE OR RETAIN A SUFFICIENT NUMBER OF QUALIFIED ENGINEERS, MANAGERS, TECHNICIANS, FIELD SUPERVISORS, FOREMEN, UNION ELECTRICIANS AND OTHER EMPLOYEES TO SUSTAIN OUR GROWTH, MEET OUR CONTRACTUAL COMMITMENTS AND MAINTAIN THE QUALITY OF OUR SERVICES.

     The success of our business depends to a large extent on our ability to retain existing, and hire additional, highly skilled engineering, managerial and technical personnel. Competition for such personnel is intense, especially for engineers and qualified technicians with expertise in engineering, installing, commissioning, upgrading and maintaining sophisticated electrical infrastructure. Some of the major markets in which we operate, particularly in the San Francisco Bay Area, are experiencing labor shortages. Accordingly, we may be unable to attract sufficiently qualified personnel in adequate numbers to meet the demand for our services, particularly in those major markets. These difficulties may increase as we seek to enter additional supply-constrained labor markets where we do not have established working relationships with the local skilled workforce. Our inability to sustain our growth, meet our contractual commitments or maintain the quality of our services because of our failure to attract and retain personnel would materially harm our business.

A LOSS OF OR DETERIORATION IN OUR RELATIONSHIP WITH ONE OR MORE KEY GENERAL CONTRACTORS COULD CAUSE A SIGNIFICANT DECREASE IN OUR REVENUE OR PROFITS, OR BOTH.

     We provide our services both directly to our customers that own the facilities requiring electrical infrastructure and through general contractors that frequently have overall responsibility for facility development. We typically contract with a general contractor and not with the customer. We work with a small number of general contractors. For example, executed contracts with Devcon Construction, Inc., DPR Construction, Inc. and Rudolph & Sletten, Inc., which are headquartered in Milpitas, Redwood City and Foster City, California, respectively, generated approximately 28%, 15% and 10%, respectively, of our revenue during the nine months ended September 30, 2000. Factors that affect the willingness of a general contractor to contract directly with us or its ability to work efficiently with us include the general contractor's own market share and reputation, the general contractor's ability to directly provide certain of the services we offer, the general contractor's relationship with our competitors and our relationship with the general contractor. As a result of these factors, the volume of work performed by us under contracts with these key general contractors is likely to vary from period to period. A key general contractor's unwillingness to work with us, or inability to work efficiently with us, would reduce the demand for our services and cause a significant decrease in our revenue or profits, or both. In the case of projects where we have entered into binding contracts with a general contractor, the general contractor, and not the customer, is obligated to pay us as required by the contract. A general contractor's failure to pay us in a timely manner, whether due to its financial condition or for any other reason, may result in our being unable to collect our revenue in a timely manner or at all.

A LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS COULD CAUSE A SIGNIFICANT DECREASE IN OUR REVENUE OR PROFITS, OR BOTH.

     From time to time, one or a small number of our customers may represent a significant percentage of our business. For example, for the nine months ended September 30, 2000, we derived an aggregate of approximately 19% and 18%, respectively, of our revenue from work for our two largest customers, Exodus Communications, Inc. and AboveNet Communications Inc. Our customers generally hire us for electrical infrastructure projects on a project-by-project basis. A number of factors, including technological developments, economic slowdowns, capital spending constraints, or mergers or consolidation among our customers affect the level of services our customers may require from us. Attracting new customers is expensive, can be protracted and we may not succeed in this effort. As a result of these factors, a major customer in one period may not use our services in a subsequent period, requiring us to add continually to our customer base. A loss of one or more of our key customers or a failure to obtain a sufficient number of new customers would reduce the demand for our services, cause a significant decrease in our revenue or profits, or both, or result in our not growing as planned. Furthermore, the failure by one or more of our key customers to pay, or to cause its general contractor to pay, amounts owed to us in a timely manner or at all would cause a significant decrease in our revenue or profits, or both.

WE SOMETIMES BEGIN WORK FOR A CUSTOMER OR ITS GENERAL CONTRACTOR BEFORE WE HAVE A WRITTEN CONTRACT, AND OUR CONTRACTS MAY BE CANCELLED BY OUR CUSTOMERS OR THEIR GENERAL CONTRACTORS WITH VERY LITTLE NOTICE AND WITHOUT PENALTY.

     We often begin work for a customer or its general contractor before we have a written contract. In some instances, we enter into a written contract for a project when the project is close to completion. Our contracts may be cancelled by our customers or their general contractors for any reason, often without penalty, with as little as seven days' notice. Typically, the customer's or general contractor's liability upon cancellation of our contract is limited to payment to us for services performed and materials supplied by us through the effective date of cancellation. If a general contractor or a customer for whom we have performed work ultimately fails to enter into a contract with us, our recovery will be based on equitable legal theories and will be limited to the reasonable value of work performed or materials supplied; however, any such recovery may be dependent upon a successful legal process, such as foreclosure on lien rights or collection of a damage claim. Cancellation of projects in process or contracts would reduce the amount of business in which we are engaged and could cause a significant decrease in our revenue or profits, or both.

OUR BACKLOG MAY NOT RESULT IN FUTURE REVENUE OR PROFITS, OR BOTH.

     Our backlog primarily represents projects for which we have:

     - a signed contract;

     - priced and started work, but for which we do not yet have a signed contract from our customer; or

     - received a commitment from our customer that we believe to be firm, but for which we have no signed contract and for which work has not commenced.

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

     Since non-contractual authorizations, letters of intent and contracts of the type our customers or their general contractors require may be cancelled at any time without penalty, our backlog as of any particular date may not be representative of actual revenue for any succeeding period. We do not know whether our current backlog will necessarily lead to revenue in any future period and if not, our revenue and profits will be less than expected.

IF WE ARE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS WILL NOT OPERATE EFFICIENTLY AND OUR REVENUE OR PROFITS, OR BOTH, COULD DECLINE.

     To the extent that our growth continues, our management will continue to face challenges. For example, from December 31, 1997 to September 30, 2000, we increased the number of our employees from 1,123 to 2,726. This expansion has placed, and it may continue to place, a strain on our managerial, operational and financial resources.

     To manage the growth of our operations and personnel, we are and will be required to:

     - continuously improve existing, and implement new, operational, financial, management and quality assurance controls, reporting systems and procedures, including our billing and collection practices;

     - hire, integrate, train, motivate and manage a substantial number of personnel, including engineering, executive management, project management, technical and field personnel;

     - hire, retain and effectively manage employees and subcontractors in regions where we are not currently doing business;

     - coordinate our operational, financial, management and quality assurance controls, reporting systems and procedures among our existing and newly created or acquired divisions or businesses; and

     - maintain our credit facility.

A failure to address these issues could cause our revenue or profits, or both, to decline.

IN THE NINE MONTHS ENDED SEPTEMBER 30, 2000, CALIFORNIA OPERATIONS GENERATED APPROXIMATELY 90% OF OUR REVENUE. AS A RESULT, WE ARE PARTICULARLY VULNERABLE TO UNFAVORABLE DEVELOPMENTS IN THAT STATE.

     In the nine months ended September 30, 2000, projects in California generated approximately 90% of our revenue, with a particular concentration in the San Francisco Bay Area (which includes San Francisco, San Mateo, Santa Clara, Santa Cruz, Alameda and Contra Costa counties). Circumstances specific to California, and the San Francisco Bay Area in particular, have restricted and may in the future restrict our customers' ability to develop projects requiring our services. These circumstances include unfavorable local economic conditions, the occurrence or perceived risk of earthquakes, local government and voter-imposed restrictions on the development or redevelopment of industrial or commercial facilities and a lack of adequate infrastructure support such as transportation or power availability. As a result of our concentration in California, and the San Francisco Bay Area in particular, our business is highly sensitive to unfavorable developments, both natural and economic, in that state or region. In particular, if the San Francisco Bay Area economy slows or declines and, as a result, our local customers reduce their capital expenditures on infrastructure projects, our revenue or profits, or both, could decline.

IF WE ARE UNABLE TO EXPAND INTO NEW REGIONS ALONG WITH OUR EXISTING AND PROSPECTIVE CUSTOMERS AND THEIR GENERAL CONTRACTORS, WE MAY NOT BE ABLE TO INCREASE OUR BUSINESS.

     In order to increase our business as planned, we intend to expand nationally and, eventually, internationally, along with our existing and prospective customers and their general contractors. Entering new regions imposes significant costs and risks, and we may not be able to operate successfully in these new markets. We may expand by acquiring businesses in the new regions we wish to serve or by entering those markets directly. Entering new markets directly involves a number of risks that could harm our business. Direct expansion into new regions may require us to establish new business units in areas that are distant from our headquarters in California and which we may not be able to manage successfully. We may decide to
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

subcontract significant portions of the installation and commissioning of electrical infrastructure projects to local electrical contractors, which may impede our ability to maintain our quality standards with respect to those projects. Special risks that could result from direct expansion into new regions include:

     - unwillingness of customers or their general contractors to accept us outside of our traditional geographic markets;

     - diversion of management's attention and management's limited experience in expanding the business geographically;

     - costs of establishing and maintaining new business units;

     - difficulty in exercising control, supervision and quality assurance over remote business units;

     - difficulty in finding and inducing key management personnel to relocate to new markets;

     - lack of familiarity with local labor and materials markets, leading to an inability to hire or retain sufficient numbers of qualified workers, subcontractors or vendors;

     - inability to properly train, exercise quality control over and supervise local labor forces and subcontractors;

     - lower margins if subcontractors are used;

     - exposure to costs, claims or customer dissatisfaction resulting from sub-standard project performance by subcontractors and employees with whom we have limited experience; and

     - competition with our subcontractors, general contractors or prospective customers in local markets.

These risks will be greater if we expand internationally and, in such cases, may include currency, licensure or political risks.

UNSUCCESSFUL EFFORTS TO IDENTIFY, COMPLETE OR INTEGRATE ACQUISITIONS COULD HARM OUR BUSINESS.

     We may acquire existing businesses in order to seek to expand our relationships with our existing or prospective customers and general contractors and to increase our service offerings. Our failure to identify and acquire well-positioned, reputable and profitable companies, integrate business systems and workforces, retain management teams or maintain customer or general contractor relations could harm our business.

     Many of the businesses we might target for acquisition operate in industries experiencing considerable consolidation activity. We expect to face competition for acquisition candidates, which may limit the number of attractive acquisition opportunities and may lead to higher acquisition prices. We may not be able to identify, acquire or profitably manage additional businesses or integrate successfully any acquired businesses, particularly businesses that are remote from our headquarters in California, without substantial expense, delay or other operational or financial problems. Acquisitions require substantial investments in management time, as well as legal, accounting and consulting costs, whether or not they are successfully completed. Businesses that we acquire may have liabilities that we underestimate or do not discover during our pre-acquisition investigations. Substantial liabilities of the businesses we acquire may be imposed on us as the successor to the businesses, even if we do not expressly assume the liabilities.

     Furthermore, each acquisition involves a number of other risks that could cause the acquired business, or the acquisition's effect on our business, to fail to meet our expectations. Examples of these risks include:

     - diversion of management's attention and management's limited experience in acquiring new business units;

     - failure of the acquired business to develop the expertise and specialized skills required to design and build the sophisticated electrical infrastructure required by our customers or their general contractors;

     - difficulty in integrating the acquired business, its employees, corporate culture, managerial systems and processes, business information systems and services;

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

     - difficulty in exercising control and supervision over a remote business unit;

     - competition between a newly acquired and existing business units, leading to lower margins;

     - failure to retain key personnel;

     - reputational differences and customer dissatisfaction or performance problems with an acquired business;

     - assumption of unknown liabilities;

     - other unanticipated events or circumstances; and

     - dilution of our existing stockholders if we acquire a business using our stock.

     Our inability to identify, acquire or profitably manage additional businesses or integrate successfully any acquired businesses without substantial expense, delay or other operational or financial problems could materially harm our business.

OUR INABILITY TO SECURE ADEQUATE SUPPLIES OF MATERIALS AND EQUIPMENT, INCLUDING POWER GENERATION UNITS AND POWER QUALITY PRODUCTS, COULD CAUSE OUR REVENUE OR PROFITS, OR BOTH, TO DECLINE.

     Timely completion of our projects requires us, our customers or their general contractors to obtain sufficient quantities of acceptable materials and equipment in a timely manner. These materials and equipment range from copper cable to primary power generation units, backup power equipment, power quality devices and sophisticated switch gear. From time to time, we, our customers or their general contractors may experience extended lead times or limited supplies of required materials and equipment because of vendor capacity constraints or other factors. In particular, many of the more sophisticated pieces of equipment used in our projects, such as certain high technology switch gear and power generation units, are available only from single sources with extremely limited production capacity. If we, our customers or their general contractors are not able to obtain sufficient quantities of materials, equipment or other supplies in a timely manner, we will not be able to commence or complete our customers' projects on time. This could result in a reduction of our work in process, breach of our contracts with our customers or their general contractors, and damage to our reputation for timely project delivery or otherwise, any of which could cause our revenue or profits, or both, to decline.

MOST OF OUR EMPLOYEES ARE UNION MEMBERS. STRIKES, WORK STOPPAGES OR SLOWDOWNS BY OUR EMPLOYEES COULD CAUSE OUR REVENUE OR PROFITS, OR BOTH, TO DECLINE.

     While the percentage of union employees we use varies on any given day, as of September 30, 2000, approximately 87% of our employees were union members. As of December 1, 2000, we had 19 collective bargaining agreements in place, 15 of which were with local chapters of the International Brotherhood of Electrical Workers. From time to time, we may hire union employees from local chapters with which we do not have a collective bargaining agreement in place. Our union contracts, five of which expire within one year and the remainder of which expire within three years, are typically negotiated on a multi-employer basis. Consequently, we may have little control over the terms and conditions of any renegotiated agreements. One or more of these agreements could be renegotiated on a basis that could materially harm our business or results of operations, such as by materially increasing the wages and benefits we are required to pay to our union employees or by imposing work rules for which compliance is costly or challenging.

     Our relations with our union employees may not remain positive and our union employees may initiate a strike, work stoppage or slowdown in the future. Any such action could significantly disrupt our business and impair our ability to meet the needs of our customers or their general contractors and cause us to miss our contractual deadlines and incur other liabilities.

COSTS OR CLAIMS RESULTING FROM PROJECT PERFORMANCE AND JOB SITE CONDITIONS COULD CAUSE OUR REVENUE OR PROFITS, OR BOTH, TO DECLINE.

     Many of our engagements involve projects that are significant to the operations of our customers' businesses. Our failure to meet a customer's expectations in the planning or implementation of a project or the failure of unrelated third party vendors, general contractors or subcontractors to meet project completion deadlines or performance specifications could give rise to liability, damage our reputation and materially harm our ability to attract new business. Many of the electrical infrastructure projects we engineer and install are complex. Unsatisfactory performance, resulting from momentary power outages, or voltage sags or surges, regardless of cause, may result in material claims against us, which could divert management's attention from our business or result in litigation and in our making payments on those claims, which could cause our revenue or profits, or both, to decline. Unsafe job site conditions, whether or not caused by us, have resulted, and are likely in the future to result, in accidents and workers' compensation, personal injury or property damage claims against us. We may not have adequate insurance or reserves for future claims, which could cause our revenue or profits, or both, to decline.

IF OUR COMPETITIVE ENVIRONMENT CHANGES, WE MAY BE REQUIRED TO ENTER INTO LESS ADVANTAGEOUS CONTRACTS.

     We contract with our general contractors and customers on both negotiated and competitive bid, fixed-price bases. Under our competitive bid, fixed-price contracts, we bear the risk of cost overruns while generally receiving relatively higher margins than with respect to our negotiated contracts. Under our negotiated contracts, we generally set a guaranteed maximum price at a point during the engagement when we believe we have a good understanding of the scope of work and risks involved, and we accept relatively lower margins in exchange for reducing our perceived risk of cost overruns. If our competitive environment changes, we may be required to enter into more competitive bid, fixed-price contracts under which we would be required to accept lower margins in order to secure the work and to bear the risk of cost overruns. In that event our profits could decline.

OUR REVENUE IS ACCOUNTED FOR ON A PERCENTAGE-OF-COMPLETION BASIS, WHICH MAY CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE.

     Our revenue is derived from contracts which are accounted for on a percentage-of-completion basis. Under the percentage-of-completion method, in each period we recognize expenses as they are incurred and we recognize revenue based on a comparison of the costs incurred for each project to our currently estimated total costs to be incurred for the project. Accordingly, the revenue we recognize in a given quarter depends on the costs we have incurred for individual projects and our current estimate of the total remaining costs to complete individual projects. If in any period we significantly increase our estimate of the total costs to complete a project, we may recognize very little or no additional revenue with respect to that project. As a result, our gross margin in such period and in future periods may be significantly reduced and in some cases we may recognize a loss on individual projects prior to their completion. To the extent that our estimates fluctuate over time or differ from actual requirements, gross margins, revenue and profits in subsequent quarters may vary significantly and adversely from our estimates.

FLUCTUATIONS IN OUR QUARTERLY RESULTS MAY ADVERSELY AFFECT OUR STOCK PRICE.

     Our quarterly and annual operating results have shown fluctuations throughout our 46-year history, and they may fluctuate in the future, due to a variety of factors, including:

     - the timing and size of capital expenditures for electrical infrastructure projects by our customers and their ability to obtain financing for their projects;

     - our services mix and that of our customers and their general contractors;

     - fluctuations in demand for our services by either our customers or their general contractors;

     - the effect of price competition on our margins;

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

     - costs of integrating acquired technologies or businesses;

     - internet, network and general technology market conditions and macro-economic conditions generally;

     - changes in the amount of time required to complete a project;

     - changes in the actual and estimated costs to complete projects;

     - the timing and efficiency of our billing and collection practices;

     - the timing and receipt of customer or general contractor payments to us and the type of payment methods generally used by our customers and their general contractors;

     - the timing, cost and effectiveness of our expansion into new markets;

     - cancelled contracts or cancelled projects in our backlog that are not replaced within that quarter;

     - collectability of our accounts receivable;

     - claims with respect to our project performance;

     - seasonal variations resulting from adverse weather conditions and customer budgeting cycles; and

     - the identification, timing and payments associated with acquisitions, possible acquisitions and other extraordinary costs, whether or not such acquisitions are consummated.

     Any one or more of these factors could cause our quarterly expenses, revenue and profits to vary significantly and adversely. Because of the potential variability caused by these factors, results of past periods are not a reliable indication of our future performance. In addition, a downward trend in any of these factors could materially harm the long-term viability of our business. We are not always able to predict the effects of these factors and, as a result, we may report operating results that are less favorable than those expected by securities analysts and investors, and this could cause the price of our common stock to be volatile.

OUR OPERATIONS CAN BE DANGEROUS. AN ACCIDENT, WHETHER OR NOT CAUSED BY US, COULD DIVERT MANAGEMENT ATTENTION OR SUBJECT US TO LIABILITY FOR DAMAGES.

     Performance of our services requires the use of dangerous equipment and exposure to potentially hazardous conditions. The issues associated with an accident could divert management attention, which may adversely affect our results of operations. In addition, we are now, and may in the future be, subject to claims by employees, third parties, vendors, general contractors and customers for property damage and personal injuries occurring in connection with the performance of our services. The primary claims we face in our operations, and which are currently pending, are for workers' compensation, automobile liability and personal injury and property damage. Presently, there are several personal injury lawsuits pending against us relating to job site accidents. In addition, as a result of past and future operations at our properties, hazardous materials used by us on our job sites and off-site waste disposal necessitated by our operations, we have incurred, and we may incur in the future, environmental remediation costs and other expenses and damages. All of the claims to which we are exposed may not be covered by sufficient insurance and certain of the pending claims are uninsured in whole or in part. To the extent that claims are not covered by insurance, we pay the claims from our funds, which will harm our results of operations.

           RISKS RELATING TO OUR INDUSTRY AND THE INDUSTRIES WE SERVE

IF WE FAIL TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE, MARKET CONDITIONS AND INDUSTRY DEVELOPMENTS, OUR REVENUE OR PROFITS, OR BOTH, COULD DECLINE.

     The market for electrical infrastructure system engineering, installation, commissioning, upgrade and maintenance services is characterized by rapid change and technological improvements. Our future success depends, to a great extent, on our ability to change or enhance the scope of our services in a timely manner in order to keep pace with technological developments and competitive conditions, and to address increasingly sophisticated customer and general contractor needs. We may not be able to develop and market in a timely manner new services that respond to technological advances or market trends, and our services may not adequately or competitively address the needs of the changing marketplace. If we are not successful in responding in an effective and timely manner to technological change, our customers' and their general contractors' needs, market conditions and industry developments, our relationships with our customers and their general contractors may be adversely affected and our revenue or profits, or both, may decline.

REDUCED GROWTH OR A DECLINE IN CAPITAL INVESTMENT BY OUR CUSTOMERS IN HIGH TECHNOLOGY PROJECTS SUCH AS COMPUTER, INTERNET, SEMICONDUCTOR,
TELECOMMUNICATIONS, SOFTWARE, BIOTECHNOLOGY AND OTHER TECHNOLOGY-DEPENDENT INDUSTRIAL AND INSTITUTIONAL FACILITIES COULD CAUSE OUR REVENUE OR PROFITS, OR BOTH, TO DECLINE.

     We design and build complex, capital intensive electrical infrastructure projects for high technology facilities. Our business depends largely on the overall level of investment activity in the United States economy, particularly investment in computer, internet, semiconductor, telecommunications, software, biotechnology and other technology-dependent industrial and institutional facilities. Internet and network facilities, for example, generated more than half of our revenue for the nine months ended September 30, 2000. Some of our existing or potential customers in these industries are new companies with limited or no operating history and limited financial resources. These customers are dependent upon significant financing to fund operations and the deployment of their networks and facilities. The level of investment in these industries, in turn, is largely dependent on the overall state of the United States economy and the state of domestic equity and debt markets. If these customers fail to obtain adequate financing or if the level of investment in these industries decreases, demand for our services will decline and our expected growth may not materialize.

THERE ARE RELATIVELY FEW BARRIERS TO ENTRY IN THE MARKETS FOR MANY OF THE INDIVIDUAL SERVICES WE OFFER. OUR REVENUE OR PROFITS, OR BOTH, MAY DECLINE BECAUSE OF COMPETITION IN ONE OR MORE OF THE MARKET SECTORS WE SERVICE.

     The markets for many of the individual services we offer are highly competitive, fragmented and served by numerous companies. Our competitors within those individual service markets include electrical engineering consulting firms, program managers, specialized telecommunications industry design, building and maintenance service providers, energy and utility service providers and general electrical contractors. Many of these competitors have significantly greater financial, technical and marketing resources than we do. There are relatively few barriers to entry into the markets for many of the individual services we offer, such as the market for electrical infrastructure installation or maintenance services. As a result, any organization with adequate financial resources and access to technical expertise and personnel may become our competitor in these fields.

     Our ability to compete depends on a number of factors outside of our control, including:

     - the level of technical expertise developed by potential competitors;

     - the prices at which others offer competitive services;

     - the ability and willingness of our competitors to finance customers' projects on favorable terms;

     - the extent to which our competitors may develop in-house engineering expertise similar to ours;

     - the ability of our customers or their general contractors to perform the services themselves;

     - the extent of our competitors' responsiveness to customer or general contractor needs;

     - the willingness of our competitors to enter into contracts of a type that our customers or their general contractors perceive to be more favorable to them, such as competitive bid, fixed-price contracts with lower margins;

     - our ability to identify and provide new service offerings to meet market demand;

     - the willingness of existing and prospective customers and general contractors to accept us in regions other than where we currently conduct business; and

     - our relationship with our customers' general contractors.

We may not be able to compete effectively on these or other bases and, as a result, our revenue or profits, or both, may decline.

SHORTAGES OF HIGH-QUALITY, RELIABLE POWER NEEDED BY OUR CUSTOMERS COULD REDUCE THE DEMAND FOR OUR ENGINEERING, INSTALLATION, COMMISSIONING, UPGRADE AND MAINTENANCE SERVICES, WHICH COULD CAUSE OUR REVENUE OR PROFITS, OR BOTH, TO DECLINE.

     A significant portion of our revenue is generated from the engineering, installation, commissioning, upgrade and maintenance of facilities that require large amounts of high-quality, reliable power, such as computer, internet, semiconductor, telecommunications, software, biotechnology and other technology-dependent industrial and institutional facilities. In recent years, demand for electricity in the United States has grown at a greater rate than generating and transmission capacity. During 2000, many regions, particularly the San Francisco Bay Area, experienced power failures and rolling "brownouts," as capacity failed to satisfy demand and overloaded transmission systems failed. Recently, some utilities in the San Francisco Bay Area and elsewhere have informed their potential industrial customers, including owners of data centers and other internet and network facilities that use our services, that they would no longer guarantee availability of desired power upon completion of construction. If our customers cannot satisfy themselves that they will have sufficient, affordable, reliable electrical power to operate their projects, they may decide not to begin or complete those facilities. Our customers' decision not to begin or complete their projects due to power shortages or related issues could result in less engineering, installation, commissioning, upgrade or maintenance work for us and cause our revenue or profits, or both, to decline.

VARIOUS ASPECTS OF OUR AND OUR CUSTOMERS' WORK ARE SUBJECT TO GOVERNMENT REGULATION. IF WE OR OUR CUSTOMERS ARE UNABLE TO MANAGE THE IMPACT OF THAT REGULATION, OUR FINANCIAL PERFORMANCE COULD SUFFER.

     Our operations and our customers' projects are subject to various federal, state and local laws and regulations, including:

     - licensing requirements;

     - building and electrical codes;

     - permitting and inspection requirements applicable to construction projects; and

     - regulations relating to labor relations, worker safety and environmental protection.

     Any failure by us to comply with the rules and regulations applicable to us or aspects of the projects that we are responsible for could result in claims and substantial fines or revocations of the licenses or permits under which we operate and, possibly, damages awarded against us under our contracts with our customers and general contractors. Failure to comply with these requirements could, among other things, limit our ability to operate in certain federal, state or local jurisdictions where we are not in compliance with these requirements and result in claims, fines and penalties.

     In addition, many of our operations or aspects of the projects for which we are responsible are subject to various laws and regulations governing the handling and discharge of materials into the environment or otherwise relating to environmental protection or occupational health and safety. We cannot be certain that we have been or will be at all times in complete compliance with such requirements. Any failure by us to comply with these regulations could result in substantial civil and criminal penalties and damages. As a result of past and future operations at our properties, hazardous materials used by us on our job sites, and necessary off-site waste disposal, we have incurred, and we may incur in the future, environmental remediation costs and other expenses and damages. We may also be held liable for potential environmental liabilities relating to any acquired business.

     Governmental regulation of the telecommunications, energy and other industries in which our customers are active is changing rapidly, with ongoing effects on our opportunities and risks, the competition we face and other aspects of our business. The regulatory environment varies substantially from state to state and could adversely affect the expected benefits of our contracts with customers or general contractors operating in these industries by limiting their ability to invest in new or upgraded facilities or bid on relevant projects, as applicable.

                        RISKS RELATING TO THIS OFFERING

OUR EXECUTIVE OFFICERS, DIRECTORS AND THEIR AFFILIATES WILL CONTINUE TO CONTROL US AFTER THIS OFFERING. THEY MAY MAKE DECISIONS WITH WHICH YOU DISAGREE.

     Immediately after the completion of this offering, our executive officers, directors and their affiliates will beneficially own, in the aggregate,
approximately      % of our outstanding common stock. As a result, these
stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. These stockholders may make decisions that other stockholders deem not to be in their best interests. Such control may also have the effect of delaying or preventing a third party from acquiring control over us, which could prevent our stockholders from receiving an otherwise attractive return on their investment.

WE HAVE BROAD DISCRETION TO USE A PORTION OF THE NET OFFERING PROCEEDS. OUR INVESTMENT OF THOSE PROCEEDS MAY NOT YIELD A FAVORABLE RETURN.

     We intend to use approximately $     million of the net proceeds we will
receive from this offering to reduce our senior term loan indebtedness and then-outstanding borrowings, if any, under our revolving credit facility and to repay $35.0 million of subordinated notes. The remainder of the net proceeds of this offering are not allocated for specific uses. Our management has broad discretion to spend the remaining net proceeds of this offering in ways with which you may not agree. The failure of our management to use these funds effectively could result in unfavorable returns. This could harm our business, jeopardize our liquidity and cause the price of our common stock to decline.

THE MARKET FOR OUR COMMON STOCK MAY BE SUBJECT TO EXTREME PRICE FLUCTUATIONS.

     A number of factors, both within and outside our control, could cause the price of our common stock to fluctuate or decline substantially. These factors include, but are not limited to:

     - announcements of developments related to our business or the businesses of our competitors, customers or general contractors;

     - fluctuations in our financial results;

     - general conditions or developments in the computer, internet, semiconductor, software, telecommunications, biotechnology and other technology-dependent industries and institutions;

     - potential sales of our common stock by us or by our stockholders;

     - announcements of technological innovations or new or enhanced services by us or our competitors or customers;

     - a shortfall in our revenue, gross margins, earnings or other financial results, or changes in research analysts' expectations concerning us; and

     - the volume of our common stock traded on a daily basis.

     We cannot be certain that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are material, adverse and unrelated to our operating performance.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE US AND COULD DEPRESS THE PRICE OF OUR COMMON STOCK.

     Our second amended and restated certificate of incorporation, our first amended and restated bylaws and Delaware corporate law will contain provisions that could delay, defer or prevent a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for our common stock. These provisions include:

     - creating a staggered board of directors;

     - authorizing our board of directors to issue additional preferred stock;

     - prohibiting cumulative voting in the election of directors;

     - limiting the persons who may call special meetings of stockholders;

     - prohibiting stockholder action by written consent; and

     - establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into an acquisition. The provisions include Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met.

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND YOU MAY NOT BE ABLE TO RESELL SHARES OF OUR COMMON STOCK FOR A PROFIT.

     Before this offering, there has been no public market for our common stock. Although we have applied to list our common stock on the Nasdaq National Market, an active trading market for our common stock may not develop or be sustained following this offering. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Purchasers in this offering may not be able to resell their shares of our common stock at prices equal to or greater than the initial public offering price. The initial public offering price for our common stock will be determined through negotiations between us and the underwriters and may not be indicative of the market price for our common stock following this offering.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION BY INVESTING IN OUR COMMON STOCK.

     The initial public offering price will be substantially higher than the net tangible book value of each share of our common stock that will be outstanding immediately after the offering. If you purchase our common stock in this offering, you will suffer immediate and substantial dilution. This dilution will reduce the net tangible book value of your shares of our common stock, since your investment will be at a substantially higher per share price than was paid
by our existing stockholders. The dilution will be $     per share in the net
tangible book value of our common stock from the initial public offering price. If additional shares of our common stock are sold by the underwriters following exercise of all or a portion of their over-allotment option, or if outstanding options or warrants to purchase shares of our common stock are exercised, you will incur further dilution.

THE LARGE AMOUNT OF OUR COMMON STOCK AVAILABLE FOR PUBLIC SALE AFTER THIS OFFERING COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Sales of a substantial amount of our common stock held by current stockholders in the public market following this offering could cause the market price of our common stock to decline. All of our common stock sold in this offering will be freely tradable. Immediately after the completion of this
offering, we will have outstanding      shares of common stock; of these shares,
15,699,725 will be eligible for sale in the public market beginning 180 days after the date of this prospectus, subject to compliance with Rules 144, 144(k) or 701 (or earlier, if Banc of America Securities LLC agrees). After this offering, some of the holders of our common stock will have the right under an investor rights agreement to require us to register the sale of their common stock, subject to limitations and to lock-up agreements with the underwriters. These holders also have the right to include their shares of our common stock in future public offerings of our equity securities. After this offering, we also intend to register up to 6,731,700 additional shares of our common stock issued or issuable upon the exercise of stock options granted under our 2000 Incentive Stock Plan.

                           FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this prospectus, including statements regarding our future growth and profitability, our competitive strengths and business strategy, and the trends we anticipate in the industries and markets in which we operate. These forward-looking statements appear under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors" and elsewhere in this prospectus. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results, levels of activity, performance or achievements may be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances.

                                USE OF PROCEEDS

     The net proceeds we will receive from the sale of           shares of our
common stock offered by us at an assumed initial public offering price of
$     per share will be approximately $     million, after deducting the
underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option, our net
proceeds will be approximately $     million. We will not receive any proceeds
from the sale of shares by the selling stockholders if that portion of the underwriters' over-allotment option is exercised.

     We intend to use approximately $     million of the net proceeds from this
offering to repay outstanding bank debt under our $140.0 million credit facility, which constitutes 50% of the net proceeds of this offering pursuant to our credit facility. The credit facility provides for a senior term loan of $65.0 million and a revolving credit facility of up to $75.0 million. The credit facility is due June 30, 2005 and bears interest at a per annum rate based on either LIBOR plus a margin of 1.5% to 2.75% or Bank of America, N.A.'s prime rate plus a margin of up to 1.25%. As of September 30, 2000, we had $62.3 million outstanding under our senior term loan and had not borrowed under our revolving credit facility.

     We also intend to use approximately $35.0 million of the net proceeds of this offering to repay all of the subordinated notes. The subordinated notes have an interest rate of 12% per annum. Half of the outstanding balance of these subordinated notes matures in June 2006 and the remaining balance matures in June 2007.

     The remaining net proceeds from this offering will be used for working capital and general corporate purposes. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

     In June 2000, we used the $65.0 million in proceeds from our senior term loan and the $35.0 million in proceeds from the issuance of the subordinated notes to retire $30.2 million in debt under our previous credit facility, which had been utilized for working capital and general corporate purposes, to redeem $38.4 million in shares of our common stock from existing investors, to redeem $7.2 million in shares of our common stock from minority stockholders, and for working capital and general corporate purposes.

                                DIVIDEND POLICY

     Our credit facility prohibits us from paying cash dividends. We currently intend to retain any future earnings to finance the growth and development of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization at September 30, 2000:

     - on an actual basis;

     - on an unaudited pro forma basis after giving effect to the termination of the put features of the putable common stock and the common stock put warrants; and

     - on an unaudited pro forma basis, as adjusted to reflect the receipt by us
       of net proceeds of $     million from the sale of shares of our common
       stock in this offering at an assumed initial public offering price of
       $     per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the estimated net proceeds from the offering.

                                                                      SEPTEMBER 30, 2000
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                                              --------    ---------   -----------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and equivalents........................................  $  1,826    $  1,826      $
                                                              ========    ========      =======
Revolving credit facility...................................         -           -
Current portion of senior term loan.........................    11,250      11,250
Long-term debt, less current portion:
  Senior term loan..........................................    51,000      51,000
  Subordinated notes........................................    29,140      29,140
  Other debt................................................     4,747       4,747
                                                              --------    --------      -------
     Total long-term debt...................................    84,887      84,887
                                                              --------    --------      -------
Common stock put warrants...................................    13,181           -
Putable common stock, $0.00004 par value; 7,438,950 shares
  issued and outstanding....................................    55,792           -
Stockholders' equity (deficit):
  Common stock, $0.00004 par value
     Authorized: 75,000,000 shares; 18,741,575 shares issued
     and outstanding actual; 26,180,525 shares issued and
     outstanding pro forma; shares issued and outstanding
     pro forma as adjusted..................................         1           1
  Additional paid-in capital................................     2,215      71,188
  Retained earnings (deficit)...............................   (31,005)    (31,005)
                                                              --------    --------      -------
     Total stockholders' equity (deficit)...................   (28,789)     40,184
                                                              --------    --------      -------
     Total capitalization...................................  $136,321    $136,321      $
                                                              ========    ========      =======

     The preceding table is based on the number of shares of our common stock outstanding as of September 30, 2000, and excludes:

     - 1,112,583 shares subject to outstanding stock options, none of which were exercisable on December 15, 2000, and 1,054,474 shares issued pursuant to the exercise prior to December 15, 2000 of restricted stock purchase awards under our 2000 Incentive Stock Plan at $7.50 per share; and

     - 1,757,450 shares issuable upon the exercise of outstanding common stock put warrants at a price of $0.0004 per share.

                                    DILUTION

     Our pro forma net tangible book value as of September 30, 2000 was $
million or $     per share. Pro forma net tangible book value per share of our common stock represents, on a pro forma basis, our total tangible assets less our liabilities, divided by the aggregate number of shares of our common stock
outstanding. After giving effect to the sale of the          shares of our
common stock in this offering at an assumed initial public offering price of
$     per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of
September 30, 2000 would have been $          million or $     per share. This
figure represents an immediate increase in net tangible book value of $     per
share to existing stockholders and an immediate dilution of $     per share to
new investors. Dilution per share represents the difference between the amount per share paid by the new investors in this offering and the net tangible book value per share as of September 30, 2000, giving effect to this offering. The following table illustrates this per share dilution to new investors.

Assumed initial public offering price per share.............             $
  Pro forma net tangible book value per share as of
     September 30, 2000.....................................  $
  Increase in net tangible book value per share attributable to this
     offering...............................................
                                                              --------
Net tangible book value per share after this offering.......
                                                                         --------
Dilution per share to new investors.........................             $
                                                                         ========

     The following table summarizes, on a pro forma basis, as of September 30, 2000, the difference between the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors purchasing shares in this
offering at an assumed initial public offering price of $     per share, before
deducting underwriting discounts and commissions and estimated offering expenses payable by us:

                                             SHARES PURCHASED       TOTAL CONSIDERATION
                                           --------------------    ---------------------   AVERAGE PRICE
                                             NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                           ----------   -------    -----------   -------   -------------
Existing stockholders....................  26,180,525         %    $43,539,700         %       $1.66
New investors............................
                                           ----------    -----     -----------    -----        -----
  Total..................................                100.0%                   100.0%
                                           ==========    =====     ===========    =====        =====

     If the underwriters' over-allotment option is exercised in full, the number
of shares held by our existing stockholders will decrease to      or      % of
the total number of shares of our common stock outstanding after this offering
and the number of shares held by new investors will increase to           , or
     % of the total number of shares of our common stock outstanding after this offering.

     In the event that we issue additional shares of our common stock in the future, purchasers of our common stock in this offering may experience further dilution. As of September 30, 2000, there were no options or restricted stock purchase awards outstanding under our 2000 Incentive Stock Plan; however, as of December 15, 2000, we had issued restricted stock purchase awards for 1,054,474 shares of our common stock at an exercise price per share of $7.50, all of which were purchased prior to December 15, 2000, and options to acquire a total of 1,112,583 shares of our common stock at an exercise price per share of $7.50. We have reserved a total of 6,731,700 shares of our common stock for issuance under our 2000 Incentive Stock Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1999, are derived from our consolidated financial statements. The audited consolidated financial statements as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999, and report thereon, are included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1995 and 1996, and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 from unaudited consolidated financial statements that are not included in this prospectus. The selected consolidated financial data as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000 are derived from our unaudited consolidated financial statements which appear elsewhere in this prospectus and, in our management's opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. When you read this selected historical consolidated financial data, it is important that you read along with it the historical financial statements and related notes as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

                                                                                                            NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                         SEPTEMBER 30,
                                              -------------------------------------------------------   -------------------------
                                                1995       1996       1997       1998        1999          1999          2000
                                              --------   --------   --------   --------   -----------   -----------   -----------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  Services and materials....................  $115,716   $123,416   $152,990   $235,345    $325,294      $230,057      $402,081
  Equipment.................................         -          -          -          -           -             -        80,638
                                              --------   --------   --------   --------    --------      --------      --------
    Total revenue...........................   115,716    123,416    152,990    235,345     325,294       230,057       482,719
Cost of services and materials revenue......    93,937     95,626    122,099    185,954     259,976       184,078       326,643
Cost of equipment revenue...................         -          -          -          -           -             -        77,209
Selling, general and administrative
  expense...................................    17,486     21,170     24,069     35,293      41,529        29,865        43,301
Depreciation and amortization...............     1,380      1,154      1,137      1,414       1,965         1,344         3,316
Stock-based expenses (1)....................         -          -          -          -           -             -        17,702
                                              --------   --------   --------   --------    --------      --------      --------
Operating income............................     2,913      5,466      5,685     12,684      21,824        14,770        14,548
Interest expense............................     1,307      1,133      1,182      1,694       2,265         1,603         4,736
Increase in fair value of common stock put
  warrants (2)..............................         -          -          -          -           -             -         5,368
                                              --------   --------   --------   --------    --------      --------      --------
Income before income taxes..................     1,606      4,333      4,503     10,990      19,559        13,167         4,444
Income taxes................................       832      1,895      2,106      4,590       8,641         5,817        11,269
Minority interest...........................       155        366        537      1,174       2,082         1,470         1,802
                                              --------   --------   --------   --------    --------      --------      --------
Net income (loss) (3).......................  $    619   $  2,072   $  1,860   $  5,226    $  8,836      $  5,880      $ (8,627)
                                              ========   ========   ========   ========    ========      ========      ========
Net income (loss) per share (3):
  Basic.....................................  $   0.02   $   0.08   $   0.07   $   0.20    $   0.33      $   0.22      $  (0.33)
                                              ========   ========   ========   ========    ========      ========      ========
  Diluted...................................  $   0.02   $   0.08   $   0.07   $   0.20    $   0.33      $   0.22      $  (0.33)
                                              ========   ========   ========   ========    ========      ========      ========
Weighted average shares outstanding:
  Basic.....................................    26,400     26,400     26,400     26,400      26,400        26,400        26,314
                                              ========   ========   ========   ========    ========      ========      ========
  Diluted...................................    26,400     26,400     26,400     26,400      26,400        26,400        26,314
                                              ========   ========   ========   ========    ========      ========      ========

                                                      DECEMBER 31,                                 SEPTEMBER 30, 2000
                                    ------------------------------------------------   ------------------------------------------
                                                                                                                     PRO FORMA
                                     1995      1996      1997      1998       1999      ACTUAL    PRO FORMA (4)   AS ADJUSTED (5)
                                    -------   -------   -------   -------   --------   --------   -------------   ---------------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and equivalents..............  $     8   $   536   $   809   $   833   $    380   $  1,826     $  1,826
Working capital...................    8,656    11,496    11,248    21,005     26,454     78,679       78,679
Total assets......................   38,182    39,780    61,428    90,537    116,744    254,772      254,772
Long-term debt, net of current
  portion.........................    2,647     2,780       715     7,469      5,669     84,887       84,887
Stockholders' equity (deficit)....    7,172     9,244    11,102    16,327     25,162    (28,789)      40,184

(1) Stock-based expenses for the nine months ended September 30, 2000 represent a non-cash charge of $13.4 million for shares of our common stock purchased by several of our employees and two consultants in May 2000 and a non-recurring charge of $4.3 million for the excess of the cost over the fair value of the shares of our common stock that we redeemed from several of our existing stockholders as part of our recapitalization in June 2000.

(2) Increase in fair value of common stock put warrants for the nine months ended September 30, 2000 represents a non-cash charge to mark to market the common stock put warrants that we issued in connection with our recapitalization in June 2000. The put feature of the common stock put warrants will automatically terminate upon the completion of this offering. Accordingly, we expect to incur a non-cash charge to mark to market the common stock put warrants in the fourth quarter of 2000 and in the first quarter of 2001. After the completion of this offering, there will be no such expense in future periods.

(3) Net loss and net loss per share for the nine months ended September 30, 2000 include the charge for stock-based expenses of $17,702 and a charge of $5,368 for the increase in fair value of common stock put warrants. Excluding these charges, net income, and basic and diluted net income per share for the nine months ended September 30, 2000 would have been $14,444, $0.54 per share and $0.55 per share, respectively.

(4) The pro forma column gives effect to the termination of the put feature of the putable common stock and common stock put warrants upon completion of this offering.

(5) Pro forma as adjusted reflects our receipt of estimated proceeds of
    approximately $    million, net of estimated underwriting discounts and
    offering expenses, from the sale of         shares of our common stock
    offered by us at an assumed initial public offering price of $    per share,
    for the repayment of approximately $    million of debt and for working
    capital and general corporate purposes, as well as the termination of the put feature of the putable common stock and the common stock put warrants.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under "Risk Factors" and elsewhere in this prospectus. You should read the following discussion in conjunction with our financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     We are a leading provider of sophisticated electrical infrastructure solutions that provide high-quality, reliable power and speed to market for critical-use facilities and applications. We engineer, install, commission, upgrade and maintain complex electrical power and data infrastructure systems across a variety of market sectors, often on a turnkey basis. We also develop and provide communications systems integration and data cabling services, as well as proprietary software-based instrumentation and control systems, that position us to cross-sell additional services to our customers. We have developed long-standing relationships with many companies in, and general contractors serving, the computer, internet, semiconductor, software, telecommunications, biotechnology and other technology-dependent industries and institutions. Facility owners are primarily responsible for our engagement and we consider them to be our ultimate customers.

     The majority of our contracts are initially entered into on a negotiated basis, as opposed to a competitive bid basis, whereby we negotiate margins for overhead and profit with our customers. We refer to these types of contracts as negotiated contracts. The terms and conditions of our negotiated contracts generally provide for either a guaranteed maximum price or a fixed price. Prior to converting a negotiated contract to a guaranteed maximum price contract, the project generally will have progressed to a point where we believe we understand the scope of work to be completed and are comfortable with our expected margins. For competitive bid situations, we provide our services on a fixed-price basis. We are generally able to generate slightly higher margins on competitive bid, fixed-price contracts than on negotiated contracts since we bear the risk of cost overruns. Our exposure to loss on fixed-price contracts has historically been limited by our expertise in bidding these types of contracts. During the nine months ended September 30, 2000, we generated approximately 90% of our services and materials revenue from negotiated contracts.

     We recognize revenue for our contracts using the percentage-of-completion method. Under the percentage-of-completion method, in each period we recognize expenses as they are incurred and we recognize revenue based on a comparison of the costs incurred for each project to date with our currently estimated total costs to be incurred for the project through completion. Accordingly, the revenue we recognize in any given quarter depends on the costs we have incurred for individual projects and our current estimate of the total remaining costs required to complete individual projects compared with the estimated total price (in the case of negotiated contracts that are not fixed-price contracts) or the contract price (in the case of fixed-price contracts). If in any period we significantly increase our estimate of the total remaining costs to complete a negotiated contract with a guaranteed maximum price, and the total costs approach or exceed that guaranteed maximum price, we may recognize little or no additional revenue with respect to that project. If in any period we significantly increase our estimate of the total remaining costs to complete a fixed-price project, we may recognize little or no additional gross margin with respect to that project. As a result, our gross margin in such period and in future periods may be significantly reduced and in some cases we may recognize a loss on individual projects prior to their completion. We bill on a monthly or semi-monthly basis. Certain of our larger projects provide for withholdings of up to 10% from each billing as a retention until after the project has been completed. As a result, there may be a delay between the date we record revenue and the date we receive payment in full on certain of our larger contracts.

     Beginning in March 2000, our total revenue includes amounts from the sale of certain capital equipment obtained from manufacturers, such as large diesel generators and switch gear components. We purchase this equipment for certain of our customers that look to us as a turnkey solutions provider after we have pre-negotiated gross margins for such equipment. Our relationships with the vendors that supply equipment allow us access to specialized equipment that is in great demand. All equipment of this type is purchased for committed contracts and we do not order this equipment for our own inventory. The manufacturer continues to bear the performance risk or warranty obligation for the equipment we resell. The gross margins we realize on the sale of this equipment, taken as a whole, are significantly lower than the gross margins we generate from our services and materials revenues. The volume of equipment sales to specific customers or for specific projects is likely to vary from period to period.

     For the nine months ended September 30, 2000, we derived an aggregate of approximately 36% of our total revenue from work for our two largest customers and an aggregate of approximately 47% of our total revenue from work for our five largest customers: Exodus Communications, Inc.; AboveNet Communications Inc.; Colo.com; Intel Corporation; and Equinix, Inc. In 1999, we derived approximately 23% of our total revenue from work for our five largest customers:
AboveNet Communications Inc.; Microsoft Corporation; Navisite Inc.; Alza Corporation; and Exodus Communications, Inc. We expect that while our top five customers will change over time, a significant amount of our total revenues in the future will continue to be derived from our top five customers. Our contracts are typically with the customer's general contractor. For the nine months ended September 30, 2000, approximately 53% of our revenue was generated from contracts with Devcon Construction, Inc., DPR Construction, Inc. and Rudolph & Sletten, Inc. and for 1999, approximately 35% of our revenue was generated from contracts with Rudolph & Sletten, Inc. and Devcon Construction, Inc.

     Our cost of services and materials revenue includes costs of materials and supplies, compensation and benefits charged directly to projects, allocation of overhead, including vehicles, facilities expenses, small tools and equipment, and other direct project-related expenses. Historically, labor and related benefits comprised approximately 50%, materials and supplies comprised between approximately 35% and 40%, and overhead comprised between approximately 10% and 15% of our cost of services and materials revenue, respectively. Cost of services and materials revenue does not include depreciation.

     Selling, general and administrative expense includes compensation and benefits, facilities expenses, provision for unrealizable accounts receivable, incentive compensation and other expenses not chargeable directly to projects. As of September 30, 2000, we had 284 employees performing general and administrative work.

     Depreciation and amortization expense includes depreciation of our property and equipment, which is primarily vehicles and equipment, amortization related to leasehold improvements, and amortization of goodwill arising both from the acquisition of Frank Electric Co., Inc. in 1998 and from the redemption of outstanding minority interests in 2000. The excess of fair market value over book value of Frank Electric Co., Inc. amounted to $2.5 million, is recorded as goodwill and is being amortized over 15 years. In June 2000, we recapitalized in a series of related transactions. As part of that recapitalization, we redeemed outstanding minority interests in our subsidiaries. In connection with this redemption we recorded $26.5 million of goodwill, which is being amortized over 15 years.

     Stock-based expenses include a one-time, non-cash charge of $13.4 million resulting from the purchase of shares of our common stock by several of our employees and two consultants in the second quarter of 2000 and a $4.3 million non-recurring charge for the excess of the cost over the fair value of the shares of our common stock that we redeemed from several of our existing stockholders as part of our recapitalization in June 2000.

     Interest expense is primarily related to interest on our credit facility, subordinated notes payable to stockholders, and installment notes and capitalized lease obligations related to equipment purchases.

     Increase in fair value of common stock put warrants includes a charge to mark to market our common stock put warrants. As part of our recapitalization, we issued common stock put warrants to purchase up to an aggregate of 1,757,450 shares of our common stock at an exercise price per share of $0.0004. The put feature of the warrants enables the holders, upon the occurrence of certain events, to compel us to repurchase the securities at the higher of the prevailing fair value or the book value per share. The put feature automatically terminates upon the consummation of a public offering of our securities yielding net cash proceeds to us of $50.0 million or more, and the repayment in full of the subordinated notes. As long as the warrants contain this put feature, we will incur a non-cash charge in our statement of operations equal to the change in the fair value of the warrants at the then-current balance sheet date as compared to the fair value at the previous balance sheet date. An aggregate of 7,438,950 shares of our common stock acquired by certain of our investors either from us or some of our stockholders in connection with our recapitalization also have this put feature, which terminates upon the same terms as the put feature of our common stock put warrants. As long as these shares of our common stock contain this put feature, we will mark these shares to market at each balance sheet date with the offset recorded in stockholders' equity.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statement of operations data as a percentage of total revenue. Percentages are rounded to the nearest tenth and, as a result, may not add to 100.0% in all instances.

                                                                              NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                             ---------------------------      ------------------
                                             1997       1998       1999        1999        2000
                                             -----      -----      -----      ------      ------
Revenue:
  Services and materials...............      100.0%     100.0%     100.0%     100.0%       83.3%
  Equipment............................          -          -          -          -        16.7%
                                             -----      -----      -----      -----       -----
Total revenue..........................      100.0%     100.0%     100.0%     100.0%      100.0%
Cost of services and materials
  revenue..............................       79.8%      79.0%      79.9%      80.0%       67.7%
Cost of equipment revenue..............          -          -          -          -        16.0%
Selling, general and administrative
  expense..............................       15.7%      15.0%      12.8%      13.0%        9.0%
Depreciation and amortization..........        0.7%       0.6%       0.6%       0.6%        0.7%
Stock-based expenses...................          -          -          -          -         3.7%
                                             -----      -----      -----      -----       -----
Operating income.......................        3.7%       5.4%       6.7%       6.4%        3.0%
Interest expense.......................        0.8%       0.7%       0.7%       0.7%        1.0%
Increase in fair value of common stock
  put warrants.........................          -          -          -          -         1.1%
                                             -----      -----      -----      -----       -----
Income before income taxes.............        2.9%       4.7%       6.0%       5.7%        0.9%
Income taxes...........................        1.4%       2.0%       2.7%       2.5%        2.3%
Minority interest......................        0.4%       0.5%       0.6%       0.6%        0.4%
                                             -----      -----      -----      -----       -----
Net income (loss)......................        1.2%       2.2%       2.7%       2.6%       (1.8)%
                                             =====      =====      =====      =====       =====

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

     Revenue. Our total revenue for the nine months ended September 30, 2000 was $482.7 million, an increase of $252.7 million, or 109.8%, from $230.1 million for the nine months ended September 30, 1999. Our services and materials revenue for the nine months ended September 30, 2000 was $402.1 million, an increase of $172.0 million, or 74.8%, from $230.1 million for the nine months ended September 30, 1999. The increase in revenue was primarily attributable to higher demand for our services from customers requiring internet and networking facilities such as data centers and co-location facilities. In addition, our revenue for the nine months ended September 30, 2000 also increased by $80.6 million as a result of our decision to sell equipment such as large diesel generators and switch gear components. There was no such equipment revenue for the nine months ended September 30, 1999.

     Cost of services and materials revenue. Our cost of services and materials revenue for the nine months ended September 30, 2000 was $326.6 million, an increase of $142.6 million, or 77.4%, from $184.1 million for the nine months ended September 30, 1999. The increase was due in part to costs of materials, which represented 37.5% of our cost of services and materials revenue for the nine months ended September 30,

2000, compared to 36.4% for the nine months ended September 30, 1999, and in part to an increase in the number of our technical employees in order to support additional demand from customers for our services. Our materials costs for the nine months ended September 30, 2000 were $122.4 million, an increase of $55.5 million, or 83.0%, from $66.9 million for the nine months ended September 30, 1999. Our cost of services and materials revenue was 67.7% of total revenue and 81.2% of services and materials revenue for the nine months ended September 30, 2000, compared to 80.0% and 80.0%, respectively, for the nine months ended September 30, 1999. The increase in cost of services and materials revenue as a percent of these revenues was due to an increase in negotiated work as a percentage of services and materials revenue. Negotiated work tends to carry slightly lower gross margins than competitive bid, fixed-price contracts. As a result, our gross margin for services and materials revenues was 18.8% for the nine months ended September 30, 2000, compared to 20.0% for the nine months ended September 30, 1999.

     Cost of equipment revenue. Included in our cost of equipment revenue for the nine months ended September 30, 2000 was $77.2 million for equipment such as large diesel generators and switch gear components. This cost was primarily related to the installation of internet and networking facilities projects. Equipment revenue in future periods will depend on customer activity and the ability of our customers to acquire suitable equipment from their own sources and, therefore, may increase or decrease. There were no such costs incurred for the nine months ended September 30, 1999. Our cost of equipment revenue was 16.0% of total revenue and 95.8% of equipment revenue for the nine months ended September 30, 2000. Because this equipment is sold on a cost-plus negotiated margin basis, we expect our margin on this equipment in the immediately foreseeable future periods to be approximately the same as that realized for the nine months ended September 30, 2000.

     Selling, general and administrative expense. Our selling, general and administrative expense for the nine months ended September 30, 2000 was $43.3 million, an increase of $13.4 million, or 45.0%, from $29.9 million for the nine months ended September 30, 1999. The increase was primarily attributable to increased staffing costs to support the growth in our business. As a percentage of revenues, our selling, general and administrative expense decreased to 9.0% of total revenue and 10.8% of services and materials revenue, respectively, for the nine months ended September 30, 2000, compared to 13.0% and 13.0%, respectively, for the nine months ended September 30, 1999. These decreases were primarily attributable to the rate of increase in our revenue exceeding the rate of increase in our selling, general and administrative expense for this period. We do not believe that this trend will continue in future periods.

     Depreciation and amortization. Our depreciation and amortization expense for the nine months ended September 30, 2000 was $3.3 million, an increase of $2.0 million, or 146.7%, from $1.3 million for the nine months ended September 30, 1999. The increase reflects additional expenses associated with capitalized assets to support the growth of the business and $0.4 million from the amortization of goodwill recorded in connection with the purchase of outstanding minority interests in June 2000.

     Stock-based expenses. Our stock-based expenses were $17.7 million for the nine months ended September 30, 2000. There were no such expenses for the nine months ended September 30, 1999.

     Operating income. Our operating income for the nine months ended September 30, 2000 was $14.5 million, a decrease of $0.2 million, or 1.5%, from $14.8 million for the nine months ended September 30, 1999. Excluding the charge for stock-based expenses, our operating income for the nine months ended September 30, 2000 was $32.3 million, an increase of $17.5 million, or 118.4%, from $14.8 million for the nine months ended September 30, 1999. Excluding the charge for stock-based expenses, our operating income as a percentage of revenues was 6.7% of total revenues and 8.0% of services and materials revenues for the nine months ended September 30, 2000, compared to 6.4% and 6.4%, respectively, for the nine months ended September 30, 1999. Excluding the charge for stock-based expenses, the increase in operating income was due to significantly higher revenue and increasing operating income margins.

     Interest expense. Our interest expense for the nine months ended September 30, 2000 was $4.7 million, an increase of $3.1 million, from $1.6 million for the nine months ended September 30, 1999. The increase was attributable to a higher level of borrowings under our credit facility, our subordinated notes, and installment notes and capitalized lease obligations related to equipment purchases.

     Increase in fair value of common stock put warrants. We recorded a non-cash charge of $5.4 million for the nine months ended September 30, 2000 to mark to market the common stock put warrants that we issued in connection with our recapitalization. There was no such charge for the nine months ended September 30, 1999.

     Income taxes. Our effective tax rate was 253.6% of income before income taxes for the nine months ended September 30, 2000, compared to 44.2% for the nine months ended September 30, 1999. The increase was primarily attributable to the stock-based expenses and increase in fair value of common stock put warrants discussed above, which are not deductible for tax purposes. Excluding the increase in fair value of common stock put warrants and stock-based expenses discussed above, our effective tax rate was 41.0% for the nine months ended September 30, 2000.

     Minority interest. Minority interest for the nine months ended September 30, 2000 was $1.8 million, an increase of $0.3 million, or 22.6%, from $1.5 million for the nine months ended September 30, 1999, due to increased earnings of our then-existing subsidiaries. We acquired the outstanding minority interest in June 2000. Accordingly, there will be no such expense in future periods.

     Net loss. Our net loss was $8.6 million for the nine months ended September 30, 2000, compared to net income of $5.9 million for the nine months ended September 30, 1999. Excluding the charge for the increase in fair value of common stock put warrants and stock-based expenses discussed above, our net income for the nine months ended September 30, 2000 was $14.4 million, an increase of $8.5 million, or 145.6%, from $5.9 million for the nine months ended September 30, 1999. As a percentage of revenue, excluding the increase in fair value of common stock put warrants and stock-based expenses, our net income was 3.0% of revenue for the nine months ended September 30, 2000, compared to 2.6% for the nine months ended September 30, 1999. This increase in net income was due to significantly higher revenue and increasing operating income margins.

YEAR ENDED 1999 COMPARED TO YEAR ENDED 1998

     Revenue. Prior to 2000, we derived all of our revenue from services and materials and did not sell any equipment. Our total revenue for 1999 was $325.3 million, an increase of $89.9 million, or 38.2%, from $235.3 million for 1998. The increase in revenue was primarily attributable to higher demand for our services from customers requiring internet and networking facilities, and the revenue attributable to Frank Electric Co., Inc., which we acquired in June 1998 and which accounted for approximately $44.5 million, or 49.5%, of the increase.

     Cost of services and materials revenue. Our cost of services and materials revenue for 1999 was $260.0 million, an increase of $74.0 million, or 39.8%, from $186.0 million for 1998. The increase was due in part to costs of materials, which represented 39.1% of our cost of revenue for 1999, compared to 38.7% for 1998, and in part to an increase in the number of our technical employees in order to support additional demand for our services. Our materials costs for 1999 were $101.6 million, an increase of $29.5 million, or 40.9%, from $72.1 million for 1998. Our cost of services and materials revenue was 79.9% of total revenue for 1999, compared to 79.0% for 1998. As a result, our gross margin on services and materials revenue was 20.1% in 1999, compared to 21.0% in 1998. This decrease was due to an increase in negotiated work which had relatively lower gross margins than competitive bid, fixed-price contracts.

     Selling, general and administrative expense. Our selling, general and administrative expense for 1999 was $41.5 million, an increase of $6.2 million, or 17.7%, from $35.3 million for 1998. The increase was primarily attributable to increased employee costs to support the growth in our business. As a percentage of revenue, our selling, general and administrative expense decreased to 12.8% of revenue for 1999, compared to 15.0% for 1998. The decrease was primarily attributable to the rate of increase in our revenue exceeding the rate of increase in our selling, general and administrative expense for this period.

     Depreciation and amortization. Our depreciation and amortization expense for 1999 was $2.0 million, an increase of $0.6 million, or 39.0%, from $1.4 million for 1998. The increase reflects the increase in capitalized assets to support the growth of the business and amortization of goodwill from the acquisition of Frank Electric Co., Inc. over the full 12 months of 1999 compared to seven months of 1998.

     Operating income. Our operating income for 1999 was $21.8 million, an increase of $9.1 million, or 72.1%, from $12.7 million for 1998. Our operating income was 6.7% of revenue for 1999, compared to 5.4% for 1998. The increase in operating income was due to significantly higher revenue and increasing operating income margins.

     Interest expense. Interest expense for 1999 was $2.3 million, an increase of $0.6 million, or 33.7%, from $1.7 million for 1998. The increase was attributable to a higher level of borrowings for working capital needs under our prior credit facility.

     Income taxes. Our effective tax rate was 44.2% for 1999 compared to 41.8% for 1998. The increase was primarily attributable to an increase in the federal tax rate in 1999 and increased interest related to tax payments.

     Minority interest. Minority interest for 1999 was $2.1 million, an increase of $0.9 million, or 77.3%, from $1.2 million for 1998. This increase was due to increased earnings of our then-existing subsidiaries.

     Net income. Our net income for 1999 was $8.8 million, an increase of $3.6 million, or 69.1%, from $5.2 million for 1998. As a percentage of revenue, our net income was 2.7% of revenue for 1999, compared to 2.2% for 1998. The increase in net income was due primarily to significantly higher revenue and increasing operating income margins.

YEAR ENDED 1998 COMPARED TO YEAR ENDED 1997

     Revenue. Our total revenue for 1998 was $235.3 million, an increase of $82.3 million, or 53.8%, from $153.0 million for 1997. The increase in revenue was primarily attributable to internal growth in our business due to higher demand for our services and revenue attributable to the acquisition of Frank Electric Co., Inc. in June 1998, which accounted for approximately $40.5 million, or 49.2%, of the increase.

     Cost of services and materials revenue. Our cost of services and materials revenue for 1998 was $186.0 million, an increase of $63.9 million, or 52.3%, from $122.1 million for 1997. The increase was due in part to costs of materials, which represented 38.7% of our cost of services and materials revenue for both years, and in part to an increase in the number of our technical employees in support of additional demand for our services. Our materials costs for 1998 were $72.1 million, an increase of $24.7 million, or 52.1%, from $47.4 million for 1997. Our cost of services and materials revenue was approximately 79.0% and 79.8%, respectively, of total revenue for 1998 and 1997.

     Selling, general and administrative expense. Our selling, general and administrative expense for 1998 was $35.3 million, an increase of $11.2 million, or 46.6%, from $24.1 million for 1997. The increase was primarily attributable to increased employee costs to support the growth in our business. As a percentage of revenue, our selling, general and administrative expense decreased to 15.0% of revenue for 1998, compared to 15.7% for 1997. The decrease was primarily attributable to the rate of increase in our revenue exceeding the rate of increase in our selling, general and administrative expense for this period.

     Depreciation and amortization. Our depreciation and amortization expense for 1998 was $1.4 million, an increase of $0.3 million, or 24.3%, from $1.1 million for 1997. The increase reflects the increase in capitalized assets to support the growth of the business and amortization of the goodwill arising from the acquisition of Frank Electric Co., Inc. in June 1998.

     Operating income. Our operating income for 1998 was $12.7 million, an increase of $7.0 million, or 123.1%, from $5.7 million for 1997. Our operating income was 5.4% of revenue for 1998, compared to 3.7% for 1997. The increase in operating income was due to significantly higher revenue and increased operating income margins offset principally by increased cost of services and materials revenue, increased selling, general and administrative expense and increased depreciation and amortization expense.

     Interest expense. Interest expense for 1998 was $1.7 million, an increase of $0.5 million, or 43.3%, from $1.2 million for 1997. The increase was attributable to a higher level of borrowings for working capital needs under our prior credit facility.

     Income taxes. Our effective tax rate was 41.8% for 1998, compared to 46.8% for 1997. The decrease was primarily attributable to a decrease in non-deductible expenses in 1998.

     Minority interest. Minority interest for 1998 was $1.2 million, an increase of $0.6 million, or 118.7%, from $0.5 million for 1997. The increase was attributable to increased earnings of our then-existing subsidiaries.

     Net income. Our net income for 1998 was $5.2 million, an increase of $3.4 million, or 181.0%, from $1.9 million for 1997. As a percentage of revenue, our net income was 2.2% of revenue for 1998, compared to 1.2% for 1997. The increase in net income was due to significantly higher revenue and increasing operating income margins.

SEASONALITY

     We typically experience reduced revenue in the first quarter of each year relative to other quarters, in part because of the year-end budgetary spending patterns of some of our customers or their general contractors. In addition, as we expand our operations into regions that regularly experience more adverse weather conditions than the San Francisco Bay Area, project schedules could be adversely affected during the winter months. Prolonged extreme climate or weather conditions may also cause unpredictable fluctuations in our operating results.

BACKLOG

     As of December 31, 2000, we had a total backlog of $     million, compared
to $214.1 million as of December 31, 1999. We include in our backlog engagements for which we have:

     - a signed contract;

     - priced and started work, but for which we do not yet have a signed contract from our customer; or

     - received a commitment from our customer that we believe to be firm, but for which we have no signed contract and for which work has not commenced.

     We cannot assure you that the items included in our backlog will actually generate the specified revenues or that the actual revenues will be generated within any particular period. We expect to complete substantially all of our backlog within the next 12 months.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to June 2000, we primarily financed our operations through commercial bank borrowings and loans from our stockholders and key employees. In June 2000, we entered into a $140.0 million credit facility with Bank of America, N.A. and a syndicate of other institutional lenders. The credit facility provides for a senior term loan of $65.0 million and a revolving credit facility of up to $75.0 million. The credit facility is due June 30, 2005 and bears interest at a per annum rate based (at our option) on either:

     - LIBOR plus a margin of 1.5% to 2.75%; or

     - Bank of America, N.A.'s prime rate plus a margin of up to 1.25%,

in each case determined by the ratio of total debt to EBITDA. The credit facility is secured by substantially all of our business assets and is senior to $35.0 million of subordinated notes. The revolving credit portion of the credit facility did not have an outstanding balance as of September 30, 2000. Under the terms of the credit agreement, we are required to provide the lenders with periodic budgets, financial statements and public reports and filings, and we must meet specified thresholds with respect to profitability, net worth and debt-to-EBITDA ratios. Additionally, the negative covenants in the credit agreement limit our ability to sell our assets outside the ordinary course of business, merge with or acquire other businesses or make capital expenditures over a specified amount in any fiscal year. The covenants also prohibit us from issuing cash dividends, creating liens or incurring additional indebtedness. We may wish to borrow funds under the revolving credit portion of the credit facility in the future for general corporate purposes or for possible acquisitions. We may not be able to borrow funds for these or any other purposes if we are not then in compliance with the covenants under our credit facility.

     In connection with our June 2000 recapitalization, we entered into a $35.0 million subordinated note purchase agreement with BancAmerica Capital Investors SBIC I, L.P. (an affiliate of Banc of America Securities LLC, one of the underwriters in this offering), referred to as BACI, and to affiliates of TA Associates, referred to as the TA Entities. The subordinated notes have an interest rate of 12% per annum. Half of the outstanding balance of these subordinated notes matures in June 2006 and the remaining balance matures in June 2007. We are subject to the same covenants with respect to the subordinated notes as we are with respect to our credit facility. Pursuant to the subordinated note purchase agreement, we also:

     - issued common stock warrants to BACI and the TA Entities to purchase an aggregate of 1,757,450 shares of our common stock at an exercise price per share of $0.0004; and

     - sold 1,859,750 shares of common stock to BACI and the TA Entities, for which we received $10.0 million.

     We allocated the $45.0 million that we received pursuant to the agreement as follows: $28.9 million to the subordinated debt, $8.3 million to the common stock and $7.8 million to the common stock warrants. Since June 2000, we have raised $110.2 million through:

     - the $65.0 million senior term loan described above;

     - the issuance of $35.0 million of subordinated notes described above; and

     - the sale of $10.2 million of our common stock.

     Of these proceeds, $30.2 million was used to retire debt under our prior credit facility, $38.4 million was used to redeem stock from existing stockholders, $7.2 million was used to redeem stock from minority stockholders and the balance of $34.4 million was used to fund our working capital requirements.

     As of September 30, 2000, we had $1.8 million of cash and $75.0 million of availability under our credit facility.

     Cash provided by and used in operations is primarily derived from our contracts in process and changes in working capital. Cash provided by (used in) operations was approximately $(6.2) million, $0.3 million, $(3.7) million and $(29.1) million for the years ended December 31, 1997, 1998, and 1999 and the nine months ended September 30, 2000, respectively. Our primary use of cash has been to finance our accounts receivable, which have increased as a result of our increased revenue. This use of cash has been offset in part by increases in accounts payable. We generally invoice our customers or their general contractors on a monthly basis as work is performed. For certain projects, customers may hold back a retention of up to 10% of each progress billing until the project is completed. As of September 30, 2000, these retention holdbacks aggregated $23.4 million. If revenues increase in future years, we expect that we would be required to carry an increased level of working capital, primarily comprised of higher levels of accounts receivable.

     Cash used in investing activities was approximately $0.6 million, $3.6 million, $3.9 million and $13.1 million for the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 2000, respectively. Investing activities consist primarily of capital expenditures to support our growth and acquisitions, including the acquisition of Frank Electric Co., Inc. in June 1998. Of the $6.0 million in capital expenditures for the nine months ended September 30, 2000, approximately $4.7 million was incurred for leasehold improvements to our new headquarters facility, which we occupied in the first quarter of this year. Of the $45.7 million that was paid to stockholders in redemption of their common stock as part of our recapitalization discussed above, $7.2 million was paid to acquire the outstanding minority interest in our then-existing subsidiaries.

     Cash provided by financing activities for the nine months ended September 30, 2000 was $43.6 million. This amount consisted principally of borrowings of $174.1 million, including the $65.0 million senior term loan and the $35.0 million of subordinated notes, and $8.5 million allocated to our common stock sold, offset by repayments of bank borrowings of $115.4 million, and $38.4 million in redemptions from stockholders as part of our June 2000 recapitalization. Cash provided by financing activities for the years ended December 31, 1997, 1998, and 1999 were $7.1 million, $3.3 million and $7.1 million, respectively, and consisted principally of borrowings under our prior bank credit facilities, offset by related repayments on such facilities.

     In September 2000, we entered into interest rate collar agreements with Bank of America, N.A. and Fleet National Bank in accordance with our credit agreement on a notional amount of $35.0 million. The agreement with Bank of America, N.A. terminates on October 1, 2003, and the agreement with Fleet National Bank terminates on September 30, 2003. Under these agreements, we continue to pay interest to the counterparties based on LIBOR plus a margin of 1.5% to 2.75%; however, the minimum and maximum rates for the LIBOR component are set at 6.25% and 8.0% per annum, respectively. We do not use derivative financial instruments for speculative or trading purposes. The net amount paid or received will be recorded as an adjustment to interest expense over the term of the agreement. Our accounting policies for this instrument are based on our designation of such instrument as a hedging transaction against our debt.

     We have no material commitments other than obligations under our credit facility, our subordinated notes and leases for facilities and equipment. Our future capital requirements will depend upon many factors, including our potential expansion to additional regions, which will require that we expend funds for personnel, equipment and facilities in each region in advance of earning revenue and receiving payments from customers.

     The estimates for the periods for which we expect the net proceeds from this offering and our available cash balances and credit facility to be sufficient to meet our capital requirements are forward-looking statements that involve risks and uncertainties as set forth under the caption "Risk Factors" in this prospectus. Our capital requirements will depend on numerous factors, including the timing of payments from customers, our ability to accelerate billings to customers for completed and uncompleted projects, our potential expansion to additional geographic regions, the resources we dedicate to new regions and demand for our services in such new regions, and possible acquisitions of complementary businesses.

     We believe we have adequate resources to fund our operations for at least the next 12 months. If we expand more rapidly than initially planned, we may need to raise additional capital to respond to customer demands or competitive pressures or to acquire complementary businesses. If additional funds are raised through the issuance of equity or convertible debt or preferred securities, the percentage ownership of our common stockholders will be reduced, our common stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of our common stockholders. We face the risk that additional financing may not be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, increase our service offerings or otherwise respond to competitive pressures could be significantly limited. Our business may be harmed by such limitations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following discussion about market risk disclosures involves forward-looking statements. We are exposed to market risk related to changes in interest rates. We do not use derivative financial instruments for trading or speculative purposes.

     As of December 31, 1998, December 31, 1999 and September 30, 2000, we had cash of $0.8 million, $0.4 million and $1.8 million, respectively. Pending application of the proceeds of this offering, as described in "Use of Proceeds," we intend to invest the net proceeds to us in interest-bearing investment grade securities, consisting primarily of short-term, highly liquid investments with maturities at the date of purchase of less than 90 days. These investments are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in the market interest rates by ten percent from the rates in effect on the date of this prospectus would cause the fair value of these short-term investments to decline by an insignificant amount. Presently, we have the ability to hold any funds so invested until maturity, and therefore we do not expect the value of these investments to be affected to any significant degree by the effect of a sudden change in market interest rates. Declines in interest rates over time will, however, reduce our interest income.

     We do not own any investments in publicly traded equity securities. Therefore, we do not currently have any direct equity price risk.

     We do not have any international operations, and we do not enter into forward exchange contracts or other financial instruments with respect to foreign currency. Accordingly, we do not have any foreign currency exchange rate risk.

     In 1998 and 1999, we had a secured line of credit for up to $25.0 million which bore interest at that bank's prime rate (8.5% at December 31, 1999). A hypothetical change in interest rates of 10% in 1998 or 1999 would not have had a material effect on interest expense for these years. Our credit facility bears interest at a per annum rate equal to LIBOR, plus a margin that ranges from 1.5% to 2.75%, or Bank of America, N.A.'s prime rate, plus a margin of up to 1.25%. To hedge our interest rate risk on the credit facility, we entered into the interest rate collar agreement described above. A hypothetical 100 basis point change in LIBOR or Bank of America, N.A.'s prime rate in 2000 would not have a material effect on interest expense.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires us to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on our rights or obligations under the applicable derivative contract. In June 2000 the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment to FASB Statement No. 133," which amended certain provisions of SFAS 133. The amendments, among other things, allow foreign-currency denominated assets and liabilities to qualify for hedge accounting, permit the offsetting of selected inter-entity foreign currency exposures that reduce the need for third party derivatives and redefine the nature of interest rate risk to avoid sources of ineffectiveness. We are required to adopt SFAS 133 and the corresponding amendments of SFAS 138 on January 1, 2001. We believe that adoption of SFAS 133 and SFAS 138 will not have a material impact on our consolidated financial position, results of operations or cash flows.

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

                                    BUSINESS

OVERVIEW

     We are a leading provider of sophisticated electrical infrastructure solutions that provide high-quality, reliable power and speed to market for critical-use facilities and applications. We engineer, install, commission, upgrade and maintain complex electrical power and data infrastructure systems across a variety of market sectors, often on a turnkey basis. We also develop and provide communications systems integration and data cabling services, as well as proprietary software-based instrumentation and control systems, that position us to cross-sell additional services to our customers. We recently implemented an initiative to offer the engineering, installation and commissioning of power generation and distribution systems to customers that require supplemental power at their facilities or do not wish to rely solely on local utility grids as their primary source of electric power. We have developed long-standing relationships with many companies in, and general contractors serving, the computer, internet, semiconductor, software, telecommunications, biotechnology and other technology-dependent industries and institutions. Facility owners are primarily responsible for our engagement and we consider them to be our ultimate customers. Representative facility owners who have been among our ten largest customers for any year since 1997 include: AboveNet Communications Inc.; Exodus Communications, Inc.; Colo.com; Microsoft Corporation; Applied Materials, Inc.; Stanford University; Silicon Graphics, Inc.; Chiron Corporation; and 3Com Corporation.

     Industries and institutions that rely on computers, the internet, networks or sensitive electronics in their mission-critical facilities and applications increasingly require electrical power that is free of voltage sags and surges and is delivered with at least 99.9999% reliability (approximately 30 seconds or less downtime per year). The public utility grid, in normal times, is only capable of delivering power with 99.9% reliability (approximately nine hours of downtime per year) and is even less reliable in times of system-wide generation and transmission capacity shortages. For large industrial users of power, and for facilities such as semiconductor or computer component fabrication facilities, data centers or biotechnology laboratories, even a brief disruption in power supply or quality can cause a significant economic loss. Our solutions address power quality and reliability concerns through efficient power supply and distribution design, multiple supply and delivery systems, backup power systems and independent power generation capacity.

     As the demand for high-quality, reliable power has increased dramatically, we have experienced rapid growth. From 1997 to 1999, our total revenue increased from $153.0 million to $325.3 million, representing a compound annual growth rate of 45.8%. For the nine months ended September 30, 2000, our total revenue was $482.7 million, representing an internal growth rate of 109.8% over the nine months ended September 30, 1999. We believe that our growth is the result of our ability to offer: (1) turnkey electrical infrastructure solutions, from concept to final commissioning; (2) a portfolio of complementary, value-added services;
(3) technological leadership; (4) highly engineered electrical infrastructure solutions to customers in growing markets; (5) project management expertise; and
(6) broader depth, in part through an acquisition in June 1998. We are based in California's Silicon Valley and have recently completed projects in California, Arizona, Texas, Washington, Oregon and Nevada. We plan to expand our business with our customers and their general contractors as they develop new facilities and grow their businesses, by serving them in new geographic markets and by cross-selling additional and value-added services.

     We have grown over our 46-year history by developing the latest electrical infrastructure solution as each new generation of technology demands it. The following achievements illustrate this evolution:

YEAR                       HISTORICAL MILESTONES
----                       ---------------------
1960    We engineered and installed the electrical infrastructure
        for one of National Semiconductor Corporation's first
        semiconductor fabrication facilities.

1966    We provided electrical infrastructure solutions to the first
        Silicon Valley computer component fabrication and software development facilities for the International Business
        Machines Corporation.

1978 We engineered and installed the electrical infrastructure supporting extensive biotechnology research and development and production facilities for Syntex Corporation, which was acquired by Roche Holding Ltd.

1985 We established our Ceitronics division to provide specialized communications systems services, which set the foundation for our expertise in data cabling.

1986 We engineered and installed a computerized, software-based monitoring and control system for the entire Stanford
        University campus through our power control systems division.

1993 We engineered and installed a highly secured, biotechnology facility that required sophisticated monitoring and control systems to satisfy stringent Food and Drug Administration validation requirements.

1998 We engineered and installed the electrical infrastructure for AboveNet Communications Inc.'s first data center, featuring uninterruptible power supply modules and multiple redundant back-up systems.

1998 We engineered and installed one of the first privately owned, independent, high reliability power transmission and distribution systems for Oracle Corporation.

1999 We were awarded ISO 9001 certification -- commonly considered one of the most comprehensive quality standards in the world -- covering our practices in the areas of product design, development, production, installation and customer service.

THE CUPERTINO ADVANTAGE

     We believe that we have attained a leading position in the electrical infrastructure services sector by focusing on highly engineered electrical infrastructure projects for critical-use facilities and applications. We believe the following strengths provide a competitive advantage that cannot be easily duplicated by any one of our competitors:

     Turnkey Solutions. Our integrated offering of engineering, installation, commissioning, upgrade and maintenance services allows our customers to engage a single provider to be responsible for their electrical infrastructure solutions. Our turnkey solution provides a single point of accountability that accelerates a customer's time to market, optimizes facility use, and improves system reliability and quality. We are able to develop a project from the initial engineering through delivery of a failure-tested and documented electrical infrastructure facility. As an example of the impact of this turnkey approach, we engineered, installed and commissioned the electrical infrastructure of an internet data center for Globix Corporation in 12 weeks. We developed and installed an innovative software-based data monitoring system for this facility allowing worldwide, real-time internet access to critical facility operations data.

     Experience and Reputation. Since our founding in 1954, we have focused on providing sophisticated electrical and power distribution infrastructure services. Our senior management team has an average of 20 years of industry experience. We are one of the few specialty electrical infrastructure providers to have received ISO 9001 certification. Our customers and their general contractors rely on us for the engineering and installation of some of the most technically challenging aspects of their projects. Many of our customers seek our participation in the initial planning phases of their projects before engaging general contractors, structural engineers or other key participants. This helps us to selectively allocate our resources and negotiate favorable terms for project completion. We believe our customers value our independent engineering and design advice regarding equipment selection and our ability to offer objective recommendations. We believe that our relationships with multiple vendors allow us to expedite the procurement of sophisticated and often scarce equipment in order to complete projects on time.

     Proven Methodology. During our 46 years of experience, we have developed a set of processes, information systems and other proprietary tools that allow us to reduce time to market for infrastructure projects without compromising quality. Through these processes and resources, we are better able to optimize resource deployment in order to deliver solutions on time and within budget. Our project managers use our established processes and proprietary tracking systems to chart project progress and coordinate the integration of engineering and field teams and specialized activities during the installation and commissioning processes.

     Focus on Projects and Customers Requiring Highly Engineered
Solutions. Throughout our history, we have focused on providing infrastructure solutions to companies at the forefront of their respective technology sectors. We engineer, install, commission, upgrade and maintain systems that satisfy the highly complex electrical infrastructure requirements of high technology facilities, such as computer, internet, semiconductor, software, telecommunications and biotechnology facilities. In addition, we offer value-added services not generally available from other electrical infrastructure service providers, including site selection and analysis, equipment evaluation and procurement, proprietary instrumentation and control systems, communications systems integration and data cabling services.

     Depth and Scale. As of September 30, 2000 we had 2,726 employees. This large and experienced workforce is skilled at all levels of project design, development, management, installation and commissioning. We have an engineering and design staff of more than 50 people, including 12 licensed electrical engineers, with the technical expertise and industry knowledge to solve complex power supply, delivery and control problems. We have over 75 experienced project managers who are proficient in critical facets of our business, such as project design and engineering, budgeting, marketing and customer relations. Our approximately 2,300 skilled union electricians are capable of installing and commissioning the most complex projects. Employing union electricians gives us the flexibility to expand or contract our workforce on demand and the ability to pursue work that is not generally available to our non-unionized competitors.

MARKET OPPORTUNITIES

     The need for high-quality electric power that is free from outages, or voltage sags or surges and is efficiently supplied, distributed and controlled in high density applications has been growing rapidly in recent years. This demand has been driven largely by the growth in the use of computers, the internet and networking facilities, telecommunications products and the increase in manufacturing and other processes that increasingly rely on sensitive electronics. These sophisticated applications are less tolerant of disturbances than conventional residential or industrial uses of electricity. The electric power environment is characterized, however, by shortage of capacity, transmission failures, variable quality and severe price fluctuation. We believe that this creates opportunities for electrical infrastructure service providers who are able to engineer, install, commission, upgrade and maintain systems that efficiently and economically supply, distribute and control high-quality, reliable electric power. We believe that we will benefit from these sizeable and growing market opportunities because of our expertise in solving power quality and reliability problems for new and emerging technologies as well as our long history in providing complex electrical infrastructure services to different industries.

     The Power Quality and Reliability Opportunity. The rapid growth in the use of computers, internet and networking facilities, telecommunications products and manufacturing and other processes driven by sensitive electronics has created a significant increase in the worldwide demand for high-quality, reliable power. Industry sources have estimated that computers currently comprise 13% of the total demand for electricity in the United States, and within two decades the direct and indirect demand from the internet will comprise 30% to 50% of total demand. Voltage instability, low voltage and power outages in the existing power delivery network are significant problems for technology-dependent businesses and institutions. Even brief power disturbances can result in lost material or data, damaged equipment, worker and plant downtime and contamination of "clean room" facilities. According to a 1999 Electric Power Research Institute report, the annual cost of power disruptions in the United States is approximately $34 billion. The technology used to address power quality and reliability problems, such as uninterruptible power supply systems, microturbines, generators, battery backups, and flywheels, is very complex and requires a high level of engineering capability and technical expertise to engineer, install, commission and maintain.

     The Internet and Networking Facilities Opportunity. Much of our recent growth has been driven by increased numbers of data centers, co-location facilities, network-attached data storage facilities, and other internet and networking facilities. The owners of these facilities are focused on power quality and reliability, speed to market and optimization of facility use, placing a premium on efficient engineering and design that maximizes their economic return. The computing environment is increasingly shifting toward a network or internet computing platform, in which companies use the internet as a distribution mechanism for their internal data and applications. Based on published reports, we believe that growth in the application server and web hosting markets will drive total floor area for global internet data center space to approximately 65 million square feet by the end of 2002, up from the 35 million square feet estimated to be in operation by the end of 2000. This represents a compound annual growth rate of 36%. Data center concentration is relatively low in many regions of the United States that are not experiencing severe electrical power generation and transmission capacity shortages, offering substantial growth opportunities. Currently, the rate of data center construction is lower internationally than in the United States, offering significant additional growth opportunities. In addition, Dataquest estimates that the market opportunity for network-attached storage is expected to grow to $8.3 billion in 2004, up from $686 million in 1999. Growth in demand for broadband intensive media delivery across the internet creates unique problems that are best addressed by dedicated storage farms or similar facilities deployed along the internet using optically-based and caching technology.

     During 2000, we engineered and installed electrical infrastructure for data centers with capacities of between 150 to 200 watts per square foot, and average electrical infrastructure costs of approximately $275 to $350 per square foot depending on redundancy and power distribution features. We are currently engineering a data center with a 300 watt per square foot capacity and an electrical infrastructure cost of approximately $800 per square foot. Electrical infrastructure typically represents approximately 60% of the total development costs of a data center, and related costs such as data cabling and control systems represent an additional 5%.

     The Retrofit and Upgrade Opportunity. Continuing technological advancements and innovations create a need for our customers to retrofit and upgrade their facilities in order to stay competitive and provide an opportunity for us to develop recurring sources of revenue. For example, we recently upgraded a 150 watt per square foot first generation data center to a 200 watt per square foot capacity. We have upgraded semiconductor fabrication plants as many as five times, to enable the owners to keep abreast of advances in microchip production technology. We expect the opportunity to upgrade existing electrical infrastructure will increase as our customer base increases.

     The Distributed Power Generation Opportunity. Investment in electrical power generation, transmission and distribution systems has not kept pace with the recent growth in demand for electricity. This shortfall is caused by capital constraints, time to market limitations and regulatory and ecological concerns that are expected to continue to hamper such investment for the near future. According to industry sources, capacity margins, which represent the amount of excess generation capacity available during peak usage periods, have decreased in the United States from 22% in 1990 to 14% in the summer of 1999. A number of major cities in the United States have experienced brownouts, blackouts and other power failures during the summers of 1999 and 2000. With the deregulation of the electric utility industry, the ability to offer new forms of electrical power generation, such as distributed power generation, is creating new markets, products and opportunities. Distributed power, or on-site power independent of the electric utility grid, locates power-generating capability closer to the end user. The distributed generation of electric power through systems such as microturbines is expected to provide superior reliability and quality, flexibility in locating critical-use facilities, lower capital risk, reduced emissions and potentially superior financial returns through sales of excess power to the electric power grid compared to conventional generation and distribution methods. The use of distributed power generation is expected to accelerate as performance improves and costs decline through continued technological advancement. The technology and systems employed in the generation and transmission of on-site power are, in many instances, identical to those used in the power quality systems we currently engineer and install. We have, or are developing, relationships with many of the developers, suppliers and potential customers expected to be active in this field.

STRATEGY

     Our objective is to grow our revenues and profits by capitalizing on our position as a leading electrical infrastructure service provider for technically demanding projects. Key elements of our strategy include:

     Identify and Capitalize on New Markets. We believe that, as new technologies develop, the need for high-quality, reliable power supply, distribution and control systems will continue to increase. We intend to capitalize on our expertise in designing and installing such systems to serve emerging markets, such as distributed power generation. Industrial, internet and telecommunications users that require high-quality, reliable power have traditionally relied on the existing electrical distribution infrastructure, supplemented by batteries, on-site generators and other uninterruptible power supply systems. Increasingly, such systems are similar in both nature and cost to the installation of distributed power equipment on site, supplemented with access to the traditional power grid. The engineering and installation requirements for this technology are similar to the uninterruptible power supply systems that we design and build. Many of the most likely users of distributed power are in the industries we currently serve, such as internet and networking, and in many cases are our existing customers.

     Capitalize on Our Technological Expertise. Our large, experienced in-house engineering staff, extensive in-house training programs, strategic customer and vendor relationships and expertise in engineering, installing and commissioning complex electrical systems position us to participate in emerging trends in power technology. These trends include the need for high-quality, reliable power, design and construction of substations and distributed power generation. In addition, we have a history of providing value-added services to our customers, such as assistance with facility site selection and analysis and procurement of critical power technology equipment. We plan to continue to capitalize on this installed base of expertise to gain additional market share and to identify new high technology sectors as they emerge and grow.

     Pursue Customer-Driven Growth. We intend to grow with our customers and their general contractors as they develop new facilities and expand their businesses by serving them in new regions and by cross-selling additional and value-added services. For example, we offer proprietary instrumentation and control systems, communications system integration and data cabling services to our customers. Once a project is completed, we offer ongoing maintenance services and seek to maintain a close customer relationship as we work with them on project upgrades. We are regularly asked to participate in national build-out programs for our customers due to our expertise and knowledge of their needs. As we penetrate these new regions, we intend to capitalize on opportunities to work with new customers and general contractors. As we expand, we expect to relocate personnel, work with local subcontractors and pursue strategic acquisitions that will supplement our technical expertise, allow us to acquire additional human resources or strategic customer relationships, or expand our presence in key regions where we could more effectively complete a project or gain access to new contracts.

     Attract, Motivate and Retain a Highly Specialized Workforce. We intend to continue to attract, motivate and retain highly skilled and experienced professionals and union field electricians by offering challenging projects and opportunities to work with emerging technologies, technical training opportunities, and competitive compensation packages within a corporate culture that fosters innovation and encourages learning and professional development.

SERVICES

     We provide turnkey electrical infrastructure solutions, including engineering, installation, commissioning, upgrades and ongoing infrastructure maintenance, to a diverse base of customers. We believe our success is largely based on our ability to provide a package of vertically integrated services that have traditionally been offered separately.

     Engineering. We offer our engineering and industry expertise to our customers at the earliest stages of a project's conception. For example, we offer site selection and feasibility services focused on identifying customers and their needs and assist a customer's management team in analyzing various strategic options before an execution decision is made. We can identify strategic locations for facilities based on our knowledge of several important characteristics, including the proximity of fiber loops, the availability of high-quality and reliable power and the physical structure of existing properties. Given our involvement in both the formative stages of a project and the design and engineering work associated with the project, we often assist customers in selecting an architect, construction manager, general contractor and any necessary sub-contractors.

     Once a project site has been selected, our highly qualified and experienced engineering group works with the customer to identify, develop and engineer an optimal infrastructure solution. Frequently, we create the conceptual schematic for a project. In other cases, the customer provides the initial conceptual program. In all instances, we take the initial conceptual design documents and develop them into the necessary engineering documentation. Additionally, we are able to design custom software-based control systems and specialized instrumentation that allow our customers to monitor various facility metrics in real-time, including power and environmental quality, power generation and backup availability and equipment status. We assist our customers in budgeting and programming a specific project, including a value analysis to determine the costs and benefits associated with selecting various power technology components and solutions. We also make recommendations to optimize space utilization given power requirements and available square footage restraints. This minimizes the amount of non-revenue generating floor space without compromising reliability and redundancy features. From time to time, we are instrumental in the selection and purchase of power technology equipment that may be in short supply.

     Installation. We offer a full range of services to install and integrate the various components of our electrical and data infrastructure. We install complex power generation, backup, storage and switch gear equipment. Once the electrical and data equipment is in place, we integrate this infrastructure by installing and terminating the extensive electrical and data cabling required. We also provide proprietary instrumentation and control systems, communications systems integration and telecommunications network services. Our proprietary real-time project management information system allows us to analyze various metrics, including costs incurred to date and projected costs.

     Commissioning. Once the installation for a facility has been completed, we perform or supervise four levels of testing: manufacturer in-house tests; duplication of factory tests; system testing; and an integrated building test. Commissioning is a highly technical, three- to six-week process intended to stress-test critical aspects of an electrical infrastructure system to identify failure points. Commissioning requires the efforts of a coordinated engineering and field team that is independent from the original design and installation staff. The commissioning tests measure multiple facets of the fully integrated infrastructure systems under various operational scenarios and document system performance.

     Retrofits and Upgrades. In addition to our standard maintenance offerings, ongoing technological improvements and increased power requirements in existing facilities drive electrical infrastructure retrofits and upgrades. Our systems are generally designed around a scalable platform in order to accommodate future improvements. Continued technical advancements and innovations create a need for our customers to retrofit and upgrade their facilities in order to stay competitive. We are frequently requested to provide retrofit and upgrade services to infrastructure facilities that we originally engineered and installed because of our familiarity with these facilities and our substantial design and engineering expertise.

     Maintenance. We offer ongoing maintenance and support services for our highly engineered infrastructure projects through our 24/7 Service Department and Tele/Data Department. Our 24/7 Service Department is available twenty-four hours a day, seven days a week to handle emergency repairs, such as malfunctioning servers or generators, while preventing or minimizing service disruptions. In addition, our 24/7 Service Department moves and modifies installed electrical and data infrastructure. Our Tele/Data

Department, a dedicated team of specialists, is separate from our engineering and installation personnel, and focuses on the deployment and integration of technology housed in our customers' facilities.

CUSTOMERS

     Customers. In the nine months ended September 30, 2000, we provided services to more than 50 customers including companies and institutions in the computer, internet, semiconductor, software, telecommunications and biotechnology sectors.

     Our customer retention rate has historically been very high. Current customers with whom we have long-standing relationships and for whom we have worked on a periodic basis include Stanford University (since 1962), International Business Machines Corporation (since 1970), Pacific Bell, now SBC Communications (since 1975), Applied Materials, Inc. (since 1980), Komag, Inc. (since 1988), Cadence Design Systems, Inc. (since 1990), 3Com Corporation (since
1990), Genentech, Inc. (since 1991), and Chiron Corporation (since 1996).

     Set forth below is a list of customers who have been among our ten largest customers for any year since 1997, listed by major market sectors:

      COMPUTER                   INTERNET                SEMICONDUCTOR              SOFTWARE
---------------------  -----------------------------  --------------------  ------------------------
Juniper Networks Inc.  AboveNet Communications Inc.   Applied Materials,    Microsoft Corporation
Silicon Graphics,      Colo.com                       Inc.                  Novell, Inc.
Inc.                   Exodus Communications, Inc.                          Inktomi Corporation
3Com Corporation       Equinix, Inc.                                        Oracle Corporation

     TELECOMMUNICATIONS             BIOTECHNOLOGY                OTHER
----------------------------      ------------------      -------------------
SBC Communications, Inc.          Alza, Inc.              Stanford University
Winstar Communications, Inc.      Chiron Corporation

For the nine months ended September 30, 2000, we derived approximately 36% of our revenue from our two largest customers, Exodus Communications, Inc. and AboveNet Communications Inc. No customer was responsible for 10% or more of our total revenue in 1997, 1998 or 1999.

     General Contractors. Although our engagements are frequently initiated through relationships with our customers and we sometimes begin work for a customer before a general contractor is chosen or before we have a contract, our final project contract is typically with the customer's general contractor. The general contractor is responsible for paying us. We work with a small number of general contractors. In 1999, approximately 19% of our revenue was generated from contracts with Rudolph & Sletten, Inc. and approximately 16% of our revenue was generated from contracts with Devcon Construction, Inc. For the nine months ended September 30, 2000, approximately 28% of our revenue was generated from contracts with Devcon Construction, Inc., approximately 15% of revenue was generated from contracts with DPR Construction, Inc. and approximately 10% of our revenue was generated from contracts with Rudolph & Sletten, Inc.

     Representative Projects. The following are examples of projects we worked on during 1998, 1999 and 2000, which are representative of our customers and scope of services:

     - Exodus Communications, Inc. Exodus is a provider of complex internet hosting for enterprises with mission-critical internet operations. We have completed the electrical infrastructure for two Exodus data center projects in Texas and also upgraded the backup system for two existing Exodus data centers. We are currently engineering, installing and commissioning the electrical infrastructure for three data center facilities totaling approximately 300,000 square feet of wired floor space.

     - AboveNet Communications Inc. AboveNet Communications Inc., a wholly owned subsidiary of Metromedia Fiber Network, Inc., provides internet hosting services. We were selected to provide the electrical infrastructure for AboveNet's first co-location facility in 1998. Since that time, we engineered, installed and commissioned the electrical infrastructure for the 123,000 square foot AboveNet Technology Center in downtown San Jose, California, featuring high levels of redundancy and advanced uninterruptible power supply and standby systems, and for three additional co-location facilities in the Silicon Valley. We are presently working on four co-location facilities located in San Jose, San Francisco and Los Angeles, California and Seattle, Washington.

     - Globix Corporation. Globix Corporation is a provider of internet connectivity and sophisticated internet solutions for businesses in the United States and abroad. In 12 weeks, we engineered, installed and commissioned the electrical infrastructure for a data center facility with a backup system based on multiple diesel powered generator sets and uninterruptible power supply units, including an innovative software-based data monitoring system allowing worldwide, real-time internet access to critical facility operations data.

     - Oracle Corporation. Oracle Corporation supplies software for enterprise information management and offers databases and relational servers, application development and decision support tools and enterprise business applications. Oracle retained us to address power reliability concerns by accessing the power distribution grid directly. We engineered, installed and commissioned a substation that allows Oracle to transmit and distribute this grid power throughout its corporate campus.

     - Applied Materials, Inc. Applied Materials develops, manufactures, markets and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. We were engaged by Applied Materials to engineer and install the electrical infrastructure for a 100,000 square foot state-of-the-art technology center, including a 40,000 square foot clean room area and a 20,000 square foot central utility building which houses chillers and mechanical equipment. We also engineered and installed a high voltage substation and power distribution system at this facility.

     - Chiron Corporation. Chiron is a biotechnology company that performs research and development work for DNA technology and vaccines. Chiron engaged us to engineer, install and commission the electrical infrastructure for a 200,000 square foot biotechnology research and development facility in Emeryville, California. This facility includes a full complement of dark rooms, environmentally controlled vaults, uninterruptible power supply systems, battery and backup supports, biological and chemical research and analytical laboratories. This was organized as a fast track project and the electrical infrastructure was completed in nine months.

BACKLOG

     As of December 31, 2000, we had a total backlog of $     million, compared
to $214.1 million as of December 31, 1999. We include in our backlog engagements for which we have:

     - signed contracts;

     - priced and started work, but for which we do not yet have a signed contract from our customer; or

     - received a commitment from our customer that we believe to be firm, but for which we have no signed contract and for which work has not commenced.

     We cannot assure you that the items included in our backlog will actually generate the specified revenues or that the actual revenues will be generated within any particular period. We expect to complete substantially all of our backlog within the next 12 months.

BUSINESS DEVELOPMENT AND PROJECT MANAGEMENT

     Our experienced staff of over 75 project managers employ our methodology, proprietary business information system and other tools to coordinate the various specialized activities involved in siting, engineering, installing, commissioning, upgrading and maintaining electrical infrastructure systems. Our project managers have an average of five years experience with us and are proficient in most facets of our business including project design and engineering, budgeting, marketing and customer relations.

     Our project managers serve as our primary source of business development, working collaboratively with our senior management and engineering personnel to develop new business opportunities, explore cross-selling opportunities for our services and secure new contracts from existing customers. We also employ business development officers to focus on developing specifically identified market opportunities, such as data center siting and distributed power generation.

     Our project management structure allows us to coordinate our customer relations through a single point of contact and provide the best possible supervision of specific projects and customers. Project manager compensation is tied directly to project performance, customer satisfaction and new business development through our highly incentive-based compensation structure. We believe that this approach promotes the development and maintenance of strong customer relationships.

     Our project managers integrate and account for the various segments of a turnkey engagement. Our integrated methodologies reduce project completion times as the selection of a single provider of engineering, installation and commissioning services enables enhanced coordination. In general, the result is fewer design changes during construction, which reduces project completion time and lowers customer costs. Our project managers are able to solve difficult field problems on an accelerated basis by consulting with our in-house (and often on-site) engineering staff, instead of third party engineering consultants.

     We review projects using our proprietary real-time project management information system to analyze various metrics, including costs incurred to date and projected costs. Our project managers are able to connect to this sophisticated system by wireline and wireless remote access from the project location or elsewhere, to determine whether projects are on schedule. This integrated approach allows individual project managers to address specific problems throughout a project.

HUMAN RESOURCES

     As of September 30, 2000, we had 2,726 employees. Of those employees, 2,363 are represented by labor unions, principally the International Brotherhood of Electrical Workers, under multi-employer agreements with wage rates established through dates ranging from May 31, 2001 to June 30, 2003. We believe that our employee relations are excellent. We believe our employee training, development and advancement structure better aligns the interests of our employees with our interests and creates a cooperative, entrepreneurial atmosphere and shared culture.

     Recruiting. We employ a Director of Human Resources and two full-time recruiters. Our primary hiring sources include employee referrals, print advertising, internet job postings and direct recruiting. We attract and retain employees by offering technical training opportunities, a stock option award program, bonus opportunities, and competitive salaries and benefits.

     Training and Career Development. Upon joining us, each new employee participates in an orientation program focusing on our culture, organization and values. Employees participate in ongoing educational programs, many of which are internally developed, to enhance their technical and management skills through classroom and field training. Our education reimbursement policy subsidizes employee efforts in their pursuit of advanced degrees and professional certifications. Each employee is assigned to a manager, who supervises that employee's career development, training and advancement.

     Career Advancement. We provide opportunities for promotion and mobility within our company that we believe are key components of employee retention. Upon joining us, an employee is designated a job classification level with specific performance and growth targets associated with such classification. Upon successful completion of the targets, employees are eligible for promotions to higher levels of responsibility.

COMPETITION

     Although we believe the ability to engineer and install electrical infrastructure solutions on a turnkey basis cannot be easily duplicated by potential competitors, the markets for many of the individual services we offer are highly competitive and fragmented and are served by numerous companies. Our competitors within these individual service markets include:

     - electrical engineering consulting firms;

     - program managers, such as Bechtel Group, Inc. and the Fluor Daniel division of Fluor Corporation;

     - specialized telecommunications industry design, build and maintenance service providers, such as Dycom Industries, Inc., MasTec, Inc. and Quanta Services, Inc.;

     - energy and utility service providers, such as Emcor Group, Inc.; and

     - general electrical contractors such as Rosendin Electric, Inc. and Sasco Electric, Inc.

Many of these competitors have significantly greater financial, technical and marketing resources than we have. Emcor, Rosendin and Sasco also build internet and networking facilities in various regions of the United States in which we currently compete or plan to compete in the future. Dycom, Emcor, Fluor, MasTec and Quanta are publicly traded companies and, therefore, may have a greater ability than we do to raise equity and debt capital and attract new assignments. Competition in one or more of these market sectors may prevent us from reaching our growth targets and may put downward pressure on our margins and profits.

     We believe the principal competitive factors in our market include experience and reputation, project management and technical expertise, the ability to offer turnkey solutions, vendor and customer relationships, the ability to deliver results on time and within budget, accountability and competitive pricing. In addition, expertise in new and evolving technologies has become increasingly important. We believe that we can compete favorably with respect to each of these factors; however, we believe our ability to compete in any one service market also depends on a number of additional factors which are outside of our control, including the prices at which others offer competitive services, the willingness of our competitors to finance customer projects on favorable terms, the ability of our customers to perform the services themselves and the extent of our competitors' responsiveness to customer needs.

REGULATION

     We are subject to various federal, state and local laws and regulations, including: (1) licensing requirements applicable to electricians and engineers;
(2) building and electrical codes; (3) permitting and inspections requirements applicable to construction projects; (4) regulations relating to worker safety and environmental protection; and (5) special bidding and procurement requirements on government projects. Licenses in certain states cover operations throughout the state, while laws in other states and cities require separate licenses in each jurisdiction. We currently hold contracting licenses in 12 states and engineering registrations in eight states. We believe that we have all the necessary and required licenses to conduct our operations and that we are in substantial compliance with applicable regulatory requirements.

SAFETY AND INSURANCE

     Performance of certain aspects of our work requires the use of equipment and exposure to conditions that can be dangerous. For example, construction projects and work conducted in close proximity to power lines pose particular dangers to both our equipment and employees. We are committed to ensuring that our employees perform their work in a safe environment and strive to instill safe work habits in all of our employees. In this regard, we evaluate our employees not only on the basis of the efficiency and the quality of their work, but also on their safety records and the safety records of the employees they supervise. We also hold regular training sessions and seminars on safe work practices. Although we are committed to a policy of working in a safe manner, we may be subject to claims by employees, general contractors, subcontractors, customers and other third parties for property damage and personal injuries occurring in connection with the performance of our services.

     The primary claims we face in our operations are workers' compensation, automobile liability, personal injury and property damage and various general liabilities. We maintain automobile and general liability insurance for third-party bodily injury and property damage and workers' compensation coverage, which we consider sufficient to insure us against these risks.

FACILITIES AND EQUIPMENT

     Our principal executive office consists of approximately 60,000 square feet of office space in San Jose, California. The lease for this space expires on December 31, 2009, with two five-year options to renew. We also lease approximately 28,000 square feet of shop and prefabrication space under the same lease agreement and terms. We lease additional office and warehouse space in San Francisco, California; Milpitas, California; and Gilbert, Arizona. We believe that our facilities are sufficient for our current operations. The landlord under our lease for our principal executive office in San Jose is a limited liability company, the members of which include members of our executive management team and their families and some of our directors.

     We operate a fleet of owned and leased trucks, vans, support vehicles, and rolling heavy equipment. We believe the fleet is generally well maintained and adequate for our present operations.

LEGAL PROCEEDINGS

     We are currently involved in, and from time to time in the future may become involved in, lawsuits and legal proceedings which arise in the ordinary course of business. We do not have any pending litigation that, separately or in the aggregate, would in the opinion of management have a material adverse effect on our results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The table and biographical summaries set forth below contain certain information with respect to our executive officers and directors as of December 15, 2000.

                    NAME                         AGE                        POSITION
                    ----                         ---                        --------
Eugene A. Ravizza............................    72       Chairman of the Board
James S. Ryley...............................    63       Chief Executive Officer, President and
                                                          Director
Walter E. Ryley..............................    58       Chief Operating Officer, Secretary and
                                                          Director
Earl C. Charles..............................    49       Senior Vice President and Chief Financial
                                                          Officer
Rudy G. Bergthold............................    48       Vice President, Engineering
John C. Boncher..............................    39       San Jose Branch Manager
Ann B. Hayes (1)(2)..........................    43       Director
Roger B. Kafker (2)..........................    38       Director
Claranne R. Long.............................    44       Director
Jeffrey P. Newman............................    58       Director and Assistant Secretary
Peter B. Stoneberg (1)(2)....................    45       Director

-------------------------

(1) Member of the compensation committee.
(2) Member of the audit committee.

     Eugene A. Ravizza has served as our Chairman of the Board since 1958. Mr. Ravizza served as our President from 1958 to May 1985. Mr. Ravizza received a B.S. degree in Electrical Engineering from Santa Clara University. Mr. Ravizza is the father of Claranne R. Long, who is a director.

     James S. Ryley has served as a director and our President since May 1985. Mr. Ryley has served as our Chief Executive Officer since January 1997. Mr. Ryley originally joined us in 1959 while serving his electrical apprenticeship. Mr. Ryley also served as a Foreman Electrician and Project Manager until 1968. From 1968 until 1981, Mr. Ryley served as our Vice President of Sales. From 1981 to 1985, Mr. Ryley served as our Executive Vice President. Mr. Ryley is Walter
E. Ryley's brother.

     Walter E. Ryley has served as a director and our Secretary since January 1997. Mr. Ryley has served as our Chief Operating Officer since December 2000. From January 1995 to January 1997, Mr. Ryley served as our Executive Vice President. Since joining us in October 1979, Mr. Ryley also served as an Electrician, Project Manager, Chief Estimator and Vice President of Sales. Mr. Ryley received a B.A. degree and an M.A. degree in Physical Science from California State University, Chico. Mr. Ryley is James S. Ryley's brother.

     Earl C. Charles has served as our Senior Vice President and Chief Financial Officer since September 2000. From January 2000 to September 2000, Mr. Charles was chief financial officer of myCFO, Inc., a wealth advisory services firm. From April 1999 to January 2000, Mr. Charles was chief financial officer of myteam.com, Inc., a privately held internet company serving the amateur sports community. From April 1997 to April 1999, Mr. Charles was chief financial officer and secretary of Prism Solutions, Inc., a publicly traded data warehouse management software and services company. From June 1996 to April 1997, he was chief financial officer of R2 Technology, Inc., a privately held medical imaging software company. From September 1993 to June 1996, he was senior vice president of operations and chief financial officer of Strategic Mapping, Inc., a privately held software and geo-demographic information company. From May 1983 to September 1993, Mr. Charles was a partner at Deloitte & Touche LLP, a public accounting firm. Mr. Charles received a B.B.A. degree from the University of Notre Dame.

     Rudy G. Bergthold has served as our Vice President, Engineering since January 1998 and as our Chief Engineer since February 1986. Mr. Bergthold joined us in 1984 and served as Director of Engineering from February 1993 until December 1997. Mr. Bergthold received a B.S. degree in Electrical Engineering from Stanford University and is professionally licensed in California and several other states.

     John C. Boncher has served as our San Jose Branch Manager since January 2000. He served as our San Francisco Branch Manager from January 1998 until January 2000 and as one of our Project Managers from January 1994 to January 1998. Mr. Boncher also served as one of our Project Engineers in 1993, one of our Journeyman Electricians in 1992 and one of our Estimators from November 1989 to January 1992. Mr. Boncher received a B.S. degree in Economics from the University of California, Irvine.

     Ann B. Hayes has served as a director since June 2000. Ms. Hayes is a managing director of the general partner of BACI, a private equity and mezzanine investment affiliate of Bank of America, N.A. She has been a managing director of Bank of America, N.A. since 1994. From 1987 to 1993, Ms. Hayes worked in the private placements department of NationsBank, where she originated, structured and distributed corporate securities. From 1983 to 1987, Ms. Hayes was a corporate banking officer with NationsBank. Ms. Hayes received a B.A. degree in History from Davidson College and an M.B.A. degree from the University of North Carolina at Chapel Hill.

     Roger B. Kafker has served as a director since June 2000. Since 1989, he has been associated with TA Associates, Inc. or its predecessor, becoming a principal in 1994 and a managing director in 1995. Mr. Kafker is also a director of ANSYS, Inc., a publicly traded engineering software provider. Mr. Kafker received a B.A. degree in History from Haverford College and an M.B.A. degree from the Harvard Business School.

     Claranne R. Long has served as a director since March 1982. Ms. Long served as our Assistant Secretary from May 1981 to December 2000. From March 1982 to September 2000, Ms. Long served as our Chief Financial Officer and Vice President of Administration. Ms. Long received a B.S. degree in Business from Santa Clara University. Ms. Long is Eugene A. Ravizza's daughter.

     Jeffrey P. Newman has served as a director since July 2000 and as our Assistant Secretary since December 2000. Since 1976, Mr. Newman is a partner at Farella Braun + Martel LLP, a law firm that regularly provides services to us and represents us in this offering. Mr. Newman received a B.A. degree in Economics from Stanford University and a LL.B. degree from the University of California at Berkeley.

     Peter B. Stoneberg has served as a director since June 2000. In January 1999, he founded Velocity Ventures, LLC, a privately held merchant banking firm, and has served as its managing partner since that time. From April 1994 to January 1999, Mr. Stoneberg was associated with Montgomery Securities, where he became a managing director in 1996 and a senior managing director in 1998. While at Montgomery Securities, he was responsible for both the technology merger and acquisition practice and the communications equipment investment banking practice. Mr. Stoneberg received a B.S. degree in Business from the University of Colorado.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors established a compensation committee in June 2000. This committee currently consists of Ms. Hayes and Mr. Stoneberg. The compensation committee reviews and recommends to our board of directors the salaries, incentive compensation and benefits of our officers and employees.

     In addition, our board of directors established an audit committee in June 2000. This committee currently consists of Ms. Hayes, Mr. Kafker and Mr. Stoneberg. The audit committee makes recommendations to our board of directors regarding the selection of our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our audit and control functions.

DIRECTOR COMPENSATION

     Our outside directors (those directors who are not our employees), Ms. Hayes and Messrs. Kafker, Newman, and Stoneberg, do not receive regular compensation for serving on our board of directors, although they are reimbursed for reasonable expenses relating to the attendance of board of directors meetings.

     As of September 30, 2000, we have paid Velocity Ventures, LLC $2.4 million in exchange for its services since January 1, 1999, $2.2 million of which was paid in connection with our June 2000 recapitalization.

     Farella Braun + Martel LLP, a law firm that regularly provides services to us and at which Mr. Newman is a partner, receives fees at its standard billing rates for Mr. Newman's time dedicated to board matters for us.

     We pay for directors' liability insurance and we have entered into an indemnification agreement with each of our directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation received during 1999, on a cash basis, for services rendered to us by our Chief Executive Officer and each of our other executive officers who earned more than an aggregate of $100,000 in salary and bonus during 1999. We refer to these individuals as the named executive officers. The compensation described in this table does not include medical or other benefits that are available generally to all of our salaried employees or certain perquisites or other personal benefits received that do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus. None of our named executive officers received or exercised options in 1999.

                           SUMMARY COMPENSATION TABLE

                                                            ANNUAL COMPENSATION
                                                           ----------------------      ALL OTHER
             NAME AND PRINCIPAL POSITION(S)                SALARY($)    BONUS($)    COMPENSATION($)
             ------------------------------                ---------    ---------   ---------------
James S. Ryley...........................................   249,995     1,138,000       26,400(1)
  Chief Executive Officer and President
Walter E. Ryley..........................................   199,992     1,103,000       26,400(2)
  Chief Operating Officer and Secretary
Claranne R. Long.........................................   103,168     1,166,219       26,400(3)
  Former Assistant Secretary, former Vice President of
  Administration and former Chief Financial Officer
Rudy G. Bergthold........................................   100,006       318,000       26,400(4)
  Vice President, Engineering
John C. Boncher..........................................    79,997       317,204       20,126(5)
  San Jose Branch Manager

-------------------------
(1) Includes profit sharing contributions, payments exceeding profit sharing plan contribution limits and 401(k) matching contributions of $17,927, $6,073 and $2,400, respectively.

(2) Includes profit sharing contributions, payments exceeding profit sharing plan contribution limits and 401(k) matching contributions of $17,925, $6,075 and $2,400, respectively.

(3) Includes profit sharing contributions, payments exceeding profit sharing plan contribution limits and 401(k) matching contributions of $18,106, $5,894 and $2,400, respectively.

(4) Includes profit sharing contributions, payments exceeding profit sharing plan contribution limits and 401(k) matching contributions of $17,928, $6,072 and $2,400, respectively.

(5) Includes profit sharing contributions, payments exceeding profit sharing plan contribution limits and 401(k) matching contributions of $17,626, $100 and $2,400, respectively.

     James S. Ryley, Walter E. Ryley, Claranne R. Long, Rudy G. Bergthold and
John C. Boncher will receive cash bonuses in March 2001 of $     , $     ,
$     , $     and $     , respectively, for services rendered to us during 2000,
which will be expensed in 2000 for financial reporting purposes. In October 2000, in connection with the adoption of our 2000 Incentive Stock Plan, we approved a new compensation program that contemplates lower cash compensation for our executive officers in 2001 and future periods.

DEFERRED COMPENSATION ARRANGEMENTS

     Under the terms of a deferred compensation agreement dated December 27, 1994 between us and Eugene A. Ravizza, he and his wife together receive a monthly payment of $10,000, which they will continue to receive for the remainder of his lifetime and her lifetime. We pay for Mr. and Mrs. Ravizza's health insurance benefits, which currently cost us approximately $1,057 per month. We also pay Mr. Ravizza's automobile insurance premiums at an approximate current cost of $2,800 per year.

     Under the terms of a deferred compensation agreement dated December 27, 1994 between us and James S. Ryley, as amended on June 19, 2000, when Mr. Ryley retires, he and his wife together will be entitled to receive a monthly payment of $7,500 for 15 years from the date of his retirement.

EXECUTIVE OFFICER COMPENSATION ARRANGEMENTS

     In September 2000, we provided an employment offer letter to Mr. Charles which was accepted by him. The letter provides for a base salary of $300,000 per year, a cash bonus upon the achievement of certain performance goals, as determined by our board of directors each year, of at least $150,000, an incentive bonus of $50,000 and an automobile lease allowance of $800 per month. In addition, Mr. Charles received a right to purchase 301,278 shares of restricted stock from us at $7.50 per share. The restricted stock is subject to our right of repurchase which lapses at a rate of 25% on each of the first four annual anniversaries of the date of grant of the right, except in the event of a change in control of our company, in which case the right to repurchase lapses in full, or in the event we become a public reporting company under Section 15(d) of the Securities Exchange Act prior to the first anniversary of the date of grant, in which case the first 25% of the right to repurchase lapses on such date. In October 2000, Mr. Charles exercised his right to purchase all of the 301,278 shares of restricted stock. We loaned Mr. Charles the funds in order to purchase those restricted shares pursuant to a promissory note in the amount of $2,259,585 secured by those shares. The note bears interest at 6.09% per annum, and the entire principal and interest under the note is due October 30, 2004.

     James S. Ryley received a right to purchase 376,598 shares of restricted stock from us at $7.50 per share. Mr. Ryley's restricted stock is subject to the same terms and conditions as Mr. Charles' restricted stock. In November 2000, Mr. Ryley exercised his right to purchase all of the 376,598 shares of restricted stock. We loaned Mr. Ryley the funds in order to purchase the restricted shares pursuant to a promissory note in the amount of $2,824,485 secured by those shares. The note bears interest at 6.01% per annum, and the entire principal and interest under the note is due November 30, 2004.

     Walter E. Ryley received a right to purchase 376,598 shares of restricted stock from us at $7.50 per share. Mr. Ryley's restricted stock is subject to the same terms and conditions as Mr. Charles' restricted stock. In November 2000, Mr. Ryley exercised his right to purchase all of the 376,598 shares of restricted stock. We loaned Mr. Ryley the funds in order to purchase the restricted shares pursuant to a promissory note in the amount of $2,824,485 secured by those shares. The note bears interest at 6.01% per annum, and the entire principal and interest under the note is due November 30, 2004.

EMPLOYEE BENEFIT PLANS

2000 INCENTIVE STOCK PLAN

     In June 2000, our board of directors adopted and stockholders approved our 2000 Incentive Stock Plan. In December 2000, we amended the Plan in order to increase the number of shares authorized for issuance, among other things. The purpose of the Plan is to promote our interests and the interests of our stockholders by providing an opportunity to selected employees, officers, directors and other persons providing services to us to acquire our common stock. By encouraging stock ownership, we seek to attract, retain and motivate our employees and other persons and to encourage those employees and other persons to devote their best efforts to our business and financial success. The following summary describes the principal features of the Plan and is qualified in its entirety by reference to the specific provisions of the Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

     Shares and Options Subject to the Plan. The Plan provides for the grant of options or awards to purchase an aggregate of 6,731,700 shares of our common stock, either in the form of incentive stock options intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, referred to as the Code, or non-qualified stock options or restricted stock purchase awards, neither of which are intended to meet the requirements of
Section 422. The Plan includes provisions for adjustment of the number of shares of common stock available for grant or award thereunder and in the number of shares of our common stock underlying outstanding options in the event of any stock splits, stock dividends or other relevant changes in our capitalization.

     Eligibility. Under the Plan, employees, including officers, are eligible to receive grants of incentive stock options, non-qualified stock options or restricted stock purchase awards. Non-employees are eligible to be granted only non-qualified options and restricted stock purchase awards.

     Administration. The Plan is currently administered by our board of directors. However, our board of directors has the right to appoint a committee to administer the Plan. Each administering committee must consist of two or more members of our board of directors. To the extent that transactions under the Plan are intended to qualify as exempt from Rule 16b-3 of the Securities Exchange Act of 1934, the administering committee as to those transactions will consist either of the entire board of directors or of entirely "Non-Employee Directors" within the meaning of that act. To the extent that grants under the Plan are intended to qualify as "performance-based compensation" within the meaning of the Code, the administering committee as to those grants must consist either of the entire board of directors or of entirely "outside directors" within the meaning of the Code. All questions of interpretation or application of the Plan are determined by our board of directors or the administering committee, whose decisions are final and binding upon all participants.

     Terms of Options and Awards. Each option or award granted will be evidenced by a stock option or restricted stock purchase agreement. Our board of directors or the administering committee will determine the term and vesting provisions of all options and restricted stock purchase awards.

     Options granted under the Plan, generally vest at a rate of 25% per year over four years. The restricted stock purchase awards and options granted under the Plan generally provide for acceleration of vesting on a change in control of our company if the incentive program is not assumed or replaced with a comparable program. The exercise price of incentive stock options may not be less than 100% of the fair market value of the shares of our common stock, as determined by our board of directors or appointed committee or committees, as the case may be, on the date the option is granted. The aggregate fair market value of the shares of stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. In addition, no incentive stock option will be granted to an optionee who owns more than 10% of the total combined voting power of our equity securities, unless the exercise price is at least 110% of the fair market value of the shares of our common stock and the term does not exceed five years.

     Restricted stock purchase awards under the Plan will be granted by us in amounts, at times and pursuant to such vesting provisions as are determined by the board of directors or the administering committee, as the case may be. Our board of directors or the administering committee will also determine the purchase price which may be less than, equal to, or more than the fair market value of the shares of our common stock.

     In general, each option and restricted stock award will terminate, except as required by law:

     - three months after the date the grantee's services to us terminate for reasons other than death or disability;

     - six months after the date the grantee's services to us cease, if the termination is due to disability; or

     - 12 months after the date the grantee's services to us cease, if the termination is due to death.

     Term of the 2000 Incentive Stock Plan. The Plan will continue to be in effect until June 2010, unless terminated prior to that date by our board of directors.

PROFIT SHARING AND 401(K) PLAN

     We sponsor the Cupertino Electric, Inc. Group Profit Sharing and 401(k) Plan, a defined contribution plan intended to qualify under Section 401 of the Code. All employees who have completed either one year of service or 500 hours of service during six consecutive months are eligible to participate in the 401(k) features of this plan as of the first day of any month following the satisfaction of these requirements. Participants may make pre-tax 401(k) contributions of up to 10% of their eligible earnings, subject to a statutorily prescribed annual limit. We may make 401(k) matching contributions on a discretionary basis and we have elected to do so since this plan's inception. Each participant in the 401(k) features of this plan is fully vested in his or her contributions, our matching contributions, and the investment earnings thereon. The 401(k) contributions by the participants, matching contributions by us and the income earned on such contributions, are generally not taxable to the participants until they are withdrawn. Our 401(k) matching contributions, if any, are generally deductible by us when made. A participant's and our contributions are held in trust as required by law. A participant may direct the trustee to invest his or her account in authorized investment alternatives.

     Each employee who has completed one year of service is eligible to participate in the profit sharing features of this plan. We may make profit sharing contributions on a discretionary basis. Profit sharing contributions are subject to a seven-year vesting schedule beginning on the date that a participant's employment commenced.

     Our employees that have been hired by us under collective bargaining agreements are not eligible to participate in this plan.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION ON LIABILITY

     Our first amended and restated bylaws, to be effective upon the completion of this offering, provide that we shall indemnify our directors, officers and their agents to the fullest extent permitted by the Delaware General Corporation Law or DGCL. We are also empowered under our first amended and restated bylaws to purchase insurance on behalf of any director, officer, employee or agent whether or not we would be required to indemnify this person. Pursuant to this provision, we have entered into indemnification agreements with each of our directors and executive officers.

     In addition, our second amended and restated certificate of incorporation, to be effective upon the completion of this offering, provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the DGCL; or

     - for any transaction from which the director derives an improper personal benefit.

     Our second amended and restated certificate of incorporation also provides that if, after the approval by our stockholders of our second amended and restated certificate of incorporation, the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL. This provision does not affect a director's responsibilities under any other law, including the federal securities laws or state or federal environmental laws.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of our common stock as of December 15, 2000, and as adjusted to reflect the sale of the shares of our common stock offered by this prospectus, by:

     - each person or entity who beneficially owns more than five percent of our outstanding common stock;

     - each of our directors;

     - each of our named executive officers; and

     - all of our directors and executive officers as a group.

     Unless otherwise noted below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table below.

     The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, or the SEC, and assumes the underwriters will not exercise their over-allotment option. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of our common stock deemed outstanding includes shares issuable upon the exercise of common stock put warrants held by the respective person or entity, which may be exercised within 60 days after December 15, 2000. For purposes of calculating each person's or entity's percentage ownership, warrants exercisable within 60 days after December 15, 2000 are included for that person or entity but not the warrants of any other person or entity.

     Percentage of shares beneficially owned before the offering is based on 27,234,999 outstanding shares of our common stock as of December 15, 2000. Percentage of shares beneficially owned after the offering is based on shares of our common stock outstanding as of December 15, 2000, as
adjusted to reflect the issuance of           shares of our common stock in this
offering.

                                                                                    SHARES BENEFICIALLY
                                                      SHARES BENEFICIALLY OWNED         OWNED AFTER
                                                        PRIOR TO THE OFFERING        THE OFFERING (2)
                                                      --------------------------    -------------------
            NAME OF BENEFICIAL OWNER (1)                NUMBER       PERCENTAGE         PERCENTAGE
            ----------------------------              -----------    -----------    -------------------
Eugene A. Ravizza...................................   2,027,775         7.45%                   %
James S. Ryley (3)..................................   5,086,998        18.68
Walter E. Ryley (4).................................   2,120,773         7.79
Claranne R. Long (5)................................   5,473,450        20.10
Rudy G. Bergthold...................................     163,300            *
John C. Boncher.....................................     244,950            *
Ann B. Hayes (6)....................................   4,598,200        16.36
Roger B. Kafker (7).................................   4,598,200        16.36
Jeffrey P. Newman (8)...............................     326,475         1.20
Peter B. Stoneberg (9)..............................     653,175         2.40
Gregory E. Ravizza (10).............................   1,574,675         5.78
All directors and executive officers as a group (11
  persons) (3)(4)(5)(6)(7)(8)(9)....................  25,594,574        88.28

-------------------------
  *  Represents less than 1.0% of shares outstanding.

 (1) Unless otherwise indicated, the address for each person or entity named above is c/o Cupertino Electric, Inc., 1132 North Seventh Street, San Jose, California 95112.

 (2) These numbers do not take into account any exercise of the underwriters' over-allotment option. A portion of this option has been granted by some of our existing stockholders.

 (3) Of these shares, 376,598 are subject to a right of repurchase that expires at a rate of 25% on each of the first four annual anniversaries of October 5, 2000, and 1,000,000 are held by the Jim and Pat Ryley Partnership, L.P., for which Mr. Ryley serves as general partner.

 (4) Of these shares, 376,598 are subject to a right of repurchase that expires at a rate of 25% on each of the first four annual anniversaries of October 5, 2000, and 800,000 are held by the Gene and Martha Ryley Partnership, L.P., for which Mr. Ryley serves as general partner.

 (5) Includes 2,381,450 shares of our common stock held by The Claranne Ravizza Long Trust and 1,574,675 shares of our common stock held by The Ravizza Children's Trust II. Ms. Long serves as trustee of The Claranne Ravizza Long Trust and The Ravizza Children's Trust II, and is the beneficiary of The Claranne Ravizza Long Trust.

 (6) Includes 3,719,475 shares of our common stock and an immediately convertible warrant to purchase 878,725 shares of our common stock held by BACI. Ms. Hayes is a managing director of the general partner of BACI. Ms. Hayes disclaims beneficial ownership of these shares except for those shares in which she has a pecuniary interest. Ms. Hayes' address is c/o Bank of America, N.A., 100 N. Tryon Street, 25th Floor, Charlotte, North Carolina 28255.

 (7) Includes an immediately convertible warrant to purchase 861,500 shares of our common stock held by TA Subordinated Debt Fund, L.P., 37,100 shares of our common stock held by TA Executives Fund LLC, 1,690,600 shares of our common stock held by TA/Atlantic and Pacific IV L.P., 1,952,725 shares of our common stock held by TA/Advent VIII L.P. and 39,050 shares of our common stock and an immediately convertible warrant to purchase 17,225 shares of our common stock held by TA Investors, LLC. Mr. Kafker is an affiliate of each of these entities. Mr. Kafker disclaims beneficial ownership of these shares except for 7,830 shares of our common stock and immediately convertible warrant to purchase 3,125 shares of our common stock in which he has a pecuniary interest. Mr. Kafker's address is c/o TA Associates, Inc., 125 High Street, High Street Tower, Boston, Massachusetts 02110.

 (8) These shares are held by Farella Braun + Martel LLP, a law firm representing us in connection with this offering and in which Mr. Newman is a partner. Mr. Newman disclaims beneficial ownership of these shares except for those shares in which he has a pecuniary interest. Mr. Newman's address is c/o Farella Braun + Martel LLP, 235 Montgomery Street, 30th Floor, San Francisco, California 94104.

 (9) These shares are held by Stoneberg Partners, L.P., for which Mr. Stoneberg serves as general partner.

(10) These shares are held by The Ravizza Children's Trust III, for which Mr. Ravizza serves as trustee and of which he is the beneficiary.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since January 1, 1999, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any of our directors, executive officers or holders of more than 5.0% of our common stock had or will have a direct or indirect interest other than the transactions described below.

REORGANIZATION OF OUR COMPANY IN CONNECTION WITH OUR RECAPITALIZATION

     Prior to June 2000, we operated as Synergism, Inc., a California corporation, with three majority-owned subsidiaries:

     - Cupertino Electric, Inc., a California corporation, referred to as Cupertino California;

     - Cascade Controls, Inc., a California corporation; and

     - Cupertino Electronics, Inc., a California corporation, doing business as Ceitronics.

     In June 2000 in connection with our recapitalization, we entered into a series of transactions to reorganize our capital structure. On June 16, 2000, we merged Synergism, Inc. into Cupertino Electric, Inc., a newly formed Delaware corporation, and issued an aggregate of 26,400,000 shares of our common stock to the stockholders of Synergism, Inc. in exchange for their shares of Synergism, Inc. We paid $7.2 million and exchanged 5,028,250 shares of our common stock for the minority interests in our then-majority-owned subsidiaries' stock, pursuant to the following exchange ratios:

     - each Cupertino California share was exchanged for 77.6725 of our shares;

     - each Cascade Controls, Inc. share was exchanged for 2.25675 of our shares; and

     - each Cupertino Electronics, Inc. share was exchanged for 14.89875 of our shares.

Of the 5,028,250 shares of our common stock issued in exchange for the minority interest, we issued 1,823,125 shares to Walter E. Ryley and 3,040,875 shares to Claranne R. Long. We then merged those subsidiaries into us.

TRANSACTIONS INVOLVING CERTAIN OFFICERS, DIRECTORS AND STOCKHOLDERS

TRANSACTIONS IN CONNECTION WITH OUR RECAPITALIZATION

     Ann B. Hayes, one of our directors, is a managing director of the general partner of BACI. A group of purchasers, including BACI, entered into a Senior Subordinated Note, Warrant and Common Stock Purchase Agreement with us, James S. Ryley, Walter E. Ryley, Eugene A. Ravizza, Claranne R. Long, The Claranne Ravizza Long Trust, The Ravizza Children's Trust II and The Ravizza Children's Trust III, dated as of June 21, 2000, pursuant to which BACI acquired the following shares of our common stock at a price of $5.38 per share:

     - 2,775,625 shares of our common stock from James S. Ryley; and

     - 943,850 shares of our common stock from us.

     In addition, BACI purchased:

     - Subordinated notes from us in the principal amount of $17.5 million; and

     - Common stock put warrants to purchase 878,725 shares of our common stock from us at a price per share of $0.0004.

     Roger B. Kafker, one of our directors, is an affiliate of the TA Entities, which are comprised of TA/ Advent VIII, L.P., TA/Advent Atlantic and Pacific IV L.P., TA Investors LLC, TA Executives Fund LLC and TA Subordinated Debt Fund, L.P. The TA Entities were also parties to the Senior Subordinated Note, Warrant and Common Stock Purchase Agreement, dated as of June 21, 2000, pursuant to which the TA Entities acquired the following shares of our common stock at a price of $5.38 per share:

     - 561,500 shares of our common stock from Eugene A. Ravizza;

     - 420,050 shares of our common stock from Claranne R. Long;

     - 13,975 shares of our common stock from James S. Ryley;

     - 658,400 shares of our common stock from The Claranne Ravizza Long Trust;

     - 435,350 shares of our common stock from The Ravizza Children's Trust II;

     - 435,350 shares of our common stock from The Ravizza Children's Trust III;

     - 278,950 shares of our common stock from Walter E. Ryley; and

     - 915,900 shares of our common stock from us.

     In addition, the TA Entities purchased:

     - Subordinated notes from us in the principal amount of $17.5 million; and

     - Common stock put warrants to purchase 878,725 shares of our common stock from us at a price per share of $0.0004.

     In June 2000, as part of our recapitalization, we entered into an investor rights agreement with BACI and the TA Entities pursuant to which BACI and the TA Entities received registration rights with respect to their shares of our common stock, including the shares issuable upon the exercise of the common stock put warrants.

     Eugene A. Ravizza is the Chairman of our Board and the father of Claranne
R. Long. James S. Ryley is our Chief Executive Officer, President, a director and Walter E. Ryley's brother. Walter E. Ryley is our Chief Operating Officer, Secretary, a director and James S. Ryley's brother. Claranne R. Long is a director, the daughter of Eugene A. Ravizza, the trustee and the beneficiary of The Claranne Ravizza Long Trust, and the trustee of The Ravizza Children's Trust
II. Gregory E. Ravizza is Eugene A. Ravizza's son, Claranne R. Long's brother and the trustee and beneficiary of The Ravizza Children's Trust III.

SHARE REDEMPTIONS

     In June 2000, as part of our recapitalization, we redeemed shares of our common stock from certain directors, officers or immediate family members of our directors and officers at a price per share of $5.71:

                     FROM                        NUMBER OF SHARES PURCHASED    AGGREGATE PURCHASE PRICE
                     ----                        --------------------------    ------------------------
Eugene A. Ravizza..............................          1,582,725                   $ 9,036,542
Claranne R. Long...............................          1,201,500                   $ 6,860,008
The Claranne Ravizza Long Trust................          1,885,150                   $10,763,295
The Ravizza Children's Trust II................          1,239,975                   $ 7,079,594
The Ravizza Children's Trust III...............          1,239,975                   $ 7,079,594

     In June 2000, as part of our recapitalization, Cupertino California redeemed 15,678 shares of its stock owned by Walter E. Ryley for $8,452,649, equivalent to $6.94 per share of our common stock.

SHARE SALES BY A FORMER DIRECTOR OF OUR FORMER SUBSIDIARY

     In May 2000, we and some of our stockholders waived rights under our then-existing shareholders' agreement to acquire all of the 3,000,000 shares of our common stock beneficially owned by Richard L. Collins and agreed to the sale by Mr. Collins of these shares to 19 purchasers approved by us at the price specified in the shareholders' agreement, which in the aggregate was $2,756,400. Of these 19 purchasers, the following are our officers or directors, or affiliates of our officers or directors:

                NAME                   NUMBER OF SHARES PURCHASED
                ----                   --------------------------
Rudy G. Bergthold....................           163,300
John C. Boncher......................           244,950
Peter B. Stoneberg...................           653,175
Farella Braun + Martel LLP...........           326,475

     Richard L. Collins is one of our former directors. Rudy G. Bergthold is our Vice President, Engineering. John C. Boncher is the Branch Manager of our San Jose office. Peter B. Stoneberg is one of our directors and a principal of Velocity Ventures LLC, which regularly provides financial advice to us. Farella Braun + Martel LLP is a law firm that regularly provides legal services to us and represents us in this offering.

LEASE ARRANGEMENTS

     The following table summarizes certain leases, all of which were terminated on February 27, 2000, when we moved into our new facility located in San Jose, California, between Cupertino California and entities in which certain directors, officers or immediate family members of our directors and officers hold interests:

                                                    AFFILIATE INTERESTS IN LESSOR
                          SQUARE                    ------------------------------   1999 TOTAL   2000 TOTAL
 LOCATION     PROPERTY    FOOTAGE       LESSOR             NAME         % INTEREST   RENT PAID    RENT PAID
----------  ------------  -------   --------------  ------------------  ----------   ----------   ----------
Sunnyvale,  Office and    12,798    Ravizza/        Eugene A. Ravizza      50.0%      $ 93,456     $15,576
California  Warehouse               Kraljev,        Peter Kraljev          50.0%
            Space                   a general
                                    partnership

Sunnyvale,  Office Space  13,845    Synergism       Eugene A. Ravizza      27.0%      $270,000     $45,000
California                          Investors,      James S. Ryley         23.0%
                                    a general       Walter E. Ryley        10.0%
                                    partnership     Claranne R. Long       10.0%
                                                    Gregory E. Ravizza     10.0%
                                                    Mark A. Ravizza        10.0%
                                                    Richard L. Collins     10.0%

Sunnyvale,  Office Space  10,784    Synergism       Eugene A. Ravizza      27.0%      $ 61,200     $10,200
California                          Investors II,   James S. Ryley         23.0%
                                    a general       Walter E. Ryley        10.0%
                                    partnership     Claranne R. Long       20.0%
                                                    Gregory E. Ravizza     10.0%
                                                    Richard L. Collins     10.0%

Sunnyvale,  Office Space  12,171    Synergism       Eugene A. Ravizza      27.0%      $123,573     $20,596
California                          Investors III,  James S. Ryley         23.0%
                                    a general       Walter E. Ryley        10.0%
                                    partnership     Claranne R. Long       20.0%
                                                    Gregory E. Ravizza     10.0%
                                                    Richard L. Collins     10.0%

     Mr. Kraljev is one of our former officers and directors.

     The following table summarizes certain provisions of the lease for our new facility in San Jose, California:

                                                    AFFILIATE INTERESTS IN LESSOR
                          SQUARE                    ------------------------------   1999 TOTAL   2000 RENT/
 LOCATION     PROPERTY    FOOTAGE       LESSOR             NAME         % INTEREST   RENT PAID      MONTH
----------  ------------  -------   --------------  ------------------  ----------   ----------   ----------
San Jose,   Office Space  60,000
California  Warehouse     28,000    Synergism       Eugene A. Ravizza      27.0%      $840,000     $70,000
                                    Properties IV,  James S. Ryley         23.0%
                                    LLC             Walter E. Ryley        10.0%
                                                    Claranne R. Long       10.0%
                                                    Gregory E. Ravizza     10.0%
                                                    Jenna Long              2.5%
                                                    Matthew Long            2.5%
                                                    Christopher Long        2.5%
                                                    Elena Ravizza           2.5%
                                                    Richard L. Collins     10.0%

     The lease is dated as of December 29, 1998, has an eleven-year and two-day term, and provides for a base monthly rent of $70,000 commencing in January 1999, subject to an annual increase of 2.0% beginning on December 29, 2000. Jenna, Matthew and Christopher Long are Claranne R. Long's children. Elena Ravizza is Gregory E. Ravizza's daughter.

     Additionally, under a guaranty dated December 29, 1998, we guaranteed Synergism Properties IV, LLC's obligation to indemnify the previous owners of the property for specified liabilities, as required by the property lease and the purchase agreement relating to the acquisition of this property.

LOANS MADE TO US

     The following directors, officers and affiliates of directors and officers, made loans to us during the period from January 1, 1999 to June 21, 2000. These loans were repaid in full in June 2000 in connection with our recapitalization, and bore interest at the average prime rate per semi-annum from the date incurred until paid in full.

                                                      PRINCIPAL         AGGREGATE INTEREST PAID BY US
                                                     BALANCE AT             FROM JANUARY 1, 1999
                     NAME                           JUNE 21, 2000             TO JUNE 21, 2000
                     ----                           -------------             ----------------
Eugene A. Ravizza..............................      $3,044,632                    $34,234
James S. Ryley.................................         836,822                     56,611
Walter E. Ryley................................         266,900                     47,715
Claranne R. Long...............................         631,273                     43,089
Rudy G. or Mary Bergthold......................         103,050                      7,124
John C. Boncher................................         266,262                     13,349
Richard L. Collins.............................       1,057,121                     34,234
Synergism Investors............................         113,655                     14,328
Jenna Long.....................................          60,867                      5,789
Matthew Long...................................          24,848                      1,502
Christopher Long...............................          24,901                      1,508
The Claranne R. Long Trust.....................          33,384                      3,843
Grant Ryley....................................          23,719                      4,251
Elizabeth Ryley................................           1,248                        157
Mark A. Ravizza................................         102,001                     11,742
Armand Ravizza.................................         363,352                     40,998
The Albert J. Ravizza Trust....................          24,339                      2,802

     Grant Ryley and Elizabeth Ryley are James S. Ryley's children. Armand Ravizza is Eugene A. Ravizza's brother and Claranne R. Long's uncle. The Albert
J. Ravizza Trust is a trust for which Eugene A. Ravizza serves as trustee. Eugene A. Ravizza, Armand Ravizza and their sister, Aline Pelosi, are the beneficiaries of this trust.

LOANS MADE BY US TO OUR EXECUTIVE OFFICERS

     James S. Ryley borrowed $363,000 from us pursuant to a note dated as of December 31, 1995. The note bore interest at the prime rate plus one-half percent per annum, which was paid annually. The loan was repaid in full in June 2000 in connection with our recapitalization.

     Walter E. Ryley borrowed $110,000 from us pursuant to a note dated as of July 1, 1998. The note bore interest at the prime rate, which was payable annually. The loan was repaid in full in June 2000 in connection with our recapitalization. Mr. Ryley also borrowed $104,875 from us in 1985 to finance his purchase of shares of stock in Cupertino California. Mr. Ryley made payments of principal and interest to us until 1997, when the outstanding balance of $78,577 was documented in a new promissory note dated January 1, 1997. This note bore interest at a rate of 6.13% per annum. Mr. Ryley made payments of principal and interest to us and repaid the outstanding balance of $50,577 in connection with our recapitalization in June 2000.

     Claranne R. Long borrowed $104,875 from us in 1985 to finance her purchase of shares of stock in Cupertino California. Ms. Long made payments of principal and interest to us until 1997, when the outstanding balance of $88,577 was documented in a new promissory note dated January 1, 1997. This new note bore interest at a rate of 6.13% per annum. Ms. Long made payments of principal and interest to us and repaid the outstanding balance of $55,677 in connection with our recapitalization in June 2000.

USE OF COMPANY PROPERTY

     Claranne R. Long and her husband own TL Electric, Inc., an electrical construction company that may be considered our competitor. TL Electric, Inc. uses, on a stand alone, royalty-free basis, accounting software we developed. The estimated fair value of such use is $1,200 per year. There is no contract between us and TL Electric, Inc. with respect to this or any other arrangement.

TRANSACTIONS WITH EMPLOYEES OF ONE OF OUR MANAGING UNDERWRITERS

     In August 2000, Jai H. Lee, the father of Edward Lee, a managing director of Banc of America Securities LLC, and James Sherrill, a principal of Banc of America Securities LLC, purchased 13,950 and 9,300 shares of our common stock, respectively, at a price per share of $5.38.

TRANSACTIONS WITH DIRECTOR-AFFILIATED ENTITIES

     As of September 30, 2000, we have paid Velocity Ventures, LLC $2.4 million in exchange for its services since January 1, 1999, $2.2 million of which was paid in connection with our June 2000 recapitalization. We do not currently have any compensation arrangements with Velocity Ventures.

     As of September 30, 2000, we have paid, or have accrued an obligation to pay, Farella Braun + Martel LLP an aggregate of $1,096,497 in exchange for its services since January 1, 1999.

TRANSACTIONS WITH FORMER DIRECTORS AND OFFICERS

     We pay for health insurance benefits for Mr. Collins, and for Mr. Collins' spouse. These benefits currently cost us approximately $1,057 per month. We also pay for Mr. Collins' automobile insurance premiums at an approximate current cost of $2,800 per year and pay the costs of a split-dollar life insurance policy held by Mr. Collins at an approximate current cost of $6,770 per year.

     We pay for health insurance benefits for Peter Kraljev, one of our former directors and officers, and for Mr. Kraljev's spouse. These benefits currently cost us approximately $1,057 per month. We also pay for Mr. Kraljev's automobile insurance premiums at an approximate current cost of $700 per year.

     We believe each of these transactions was in our best interest. As a matter of policy, the transactions were, and all future transactions between us and any of our officers, directors or principal stockholders or any of their immediate family members will be, approved by a majority of the disinterested members of our board of directors, will be on terms no more favorable to our affiliates than could be obtained from unaffiliated third parties and will be to serve our bona fide business purposes.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and provisions of our second amended and restated certificate of incorporation and our first amended and restated bylaws are summaries and are qualified by reference to the entirety of each of those documents that will become effective upon the completion of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

     Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.00004 per share, and 5,000,000 shares of preferred stock, par value $0.00004 per share.

COMMON STOCK

     As of December 15, 2000, there were 27,234,999 shares of our common stock outstanding held by an aggregate of 45 stockholders. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the shares of our common stock offered by us in this offering, there will
be           shares of our common stock outstanding upon the completion of this offering. In addition, as of December 15, 2000, we have reserved an aggregate of 6,731,700 shares of our common stock for issuance under our 2000 Incentive Stock Plan and an aggregate of 1,757,450 shares of our common stock for issuance upon exercise of outstanding common stock put warrants.

     Holders of our common stock are entitled to one vote for each share of our common stock held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in the election. Holders of our common stock are entitled to receive ratably any dividends as may be declared by our board of directors out of funds legally available for distribution, after provision has been made for any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably the net assets available after the payment of all of our debts and other liabilities, and after the satisfaction of the rights of any outstanding preferred stock. Except for shares of our common stock covered by the investor rights agreement discussed below, holders of our common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of our common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     Upon the completion of this offering, our board of directors will be authorized, without further vote or action by the stockholders, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Each series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. Our stockholders have granted our board of directors authority to issue the preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of our common stock, and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock. We have not issued and have no present plans to issue any shares of preferred stock.

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

COMMON STOCK PUT WARRANTS

     As of December 15, 2000, there were outstanding common stock put warrants to purchase an aggregate of 1,757,450 shares of our common stock at an exercise price of $0.0004 per share, which were issued on June 21, 2000, and are exercisable at any time prior to June 21, 2010. These common stock put warrants include a cashless exercise feature, and the holders are entitled to customary antidilution protection, including adjustments to the number of shares of our common stock issuable upon exercise of the common stock put warrants in the event of a subdivision or combination of our common stock or payment of a stock dividend on our common stock. The number of shares issuable is also subject to adjustment in the event we issue additional stock below a designated price or fail to prepay certain subordinated debt by designated target dates. The holders of the common stock put warrants are entitled to registration rights with respect to the shares of our common stock issuable upon exercise of the common stock put warrants.

PREEMPTION, REDEMPTION AND ANTI-DILUTION RIGHTS UNDER THE INVESTOR RIGHTS AGREEMENT

     Under the terms of an investor rights agreement dated June 21, 2000, holders of 9,196,400 shares of our common stock as of December 15, 2000, including shares issuable upon the exercise of outstanding common stock put warrants, are entitled to a preemptive right under which they may purchase, subject to certain exceptions, that portion of any shares that we subsequently offer for sale necessary to maintain their percentage ownership of our securities. The investor rights agreement also gives these investors redemption rights, referred to as put rights, under which they may require us to purchase their shares of our putable common stock (or common stock put warrants) at their fair market value or book value, whichever is greater, on September 21, 2005, or earlier upon the occurrence of certain events, such as our merger or sale, or a change of control or default under the subordinated notes held by BACI and the TA Entities. In addition, the investor rights agreement includes antidilution provisions, such that if we subsequently sold shares for less than a designated price, the investors would be entitled to purchase additional shares at a nominal price so as to compensate for the dilutive effect of such sales. The preemption and redemption rights and the antidilution provisions will terminate upon the completion of this offering provided the subordinated notes are also repaid at that time.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" is defined as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years owned, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     In addition, some provisions of our second amended and restated certificate of incorporation and first amended and restated bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     Stockholder Action; Special Meeting of Stockholders. Upon the completion of this offering, our second amended and restated certificate of incorporation will provide that stockholders may not take action by written consent, but only at a duly called annual or special meeting of stockholders. The second amended certificate of incorporation will further provide that special meetings of our stockholders may be called by the President, the Chairman of the Board, or a majority of our board of directors, and in no event may the stockholders call a special meeting. Thus, without approval by our board of directors, the Chairman or the President, the stockholders may not take action between meetings.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Upon the completion of this offering, our first amended and restated bylaws will provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days from the time of the previous year's annual meeting, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made, whichever occurs first. The first amended and restated bylaws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

     Authorized but Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Nasdaq National Market. We may use these additional shares for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     Super-majority Voting. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws requires a greater percentage. Upon the completion of this offering, our second amended and restated certificate of incorporation and first amended and restated bylaws will require the 75% vote of the stockholders to amend, revise or repeal any anti-takeover provisions.

     Staggered Board of Directors. Upon the completion of this offering, our second amended and restated certificate of incorporation and first amended and restated bylaws will provide for the division of our board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. In addition, our second amended and restated certificate of incorporation and first amended and restated bylaws will provide that directors may be removed only for cause by the affirmative vote of the holders of 75% of the shares of capital stock entitled to vote for the election of directors. Our second amended and restated certificate of incorporation and first amended and restated bylaws will also provide that any vacancy on the board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire control of us, or could discourage a third party from seeking to acquire control of us.

REGISTRATION RIGHTS

     Under the terms of the investor rights agreement dated June 21, 2000, holders of 9,196,400 shares of our common stock, including shares issuable upon the exercise of our outstanding common stock put warrants, will be entitled to require us to register the sale of their shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these stockholders will be entitled to receive notice of and to include their shares of our common stock in the registration statement, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions. These holders have waived their registration rights with respect to this offering under lock-up agreements with us and the representatives of the underwriters in this offering. Additionally, the investors will be entitled to specified demand registration rights as follows:

     - BACI, the TA Entities, and the holder of a majority of shares held pursuant to common stock put warrants, may each require, on one occasion beginning nine months after the effective date of any registration statement, including this registration statement, that we use our best efforts to register their securities for public resale, provided that the proposed aggregate offering price is at least $10,000,000.

     - The investors described above may require us to register all or a portion of their registrable securities on Form S-3 when use of such form becomes available to us or nine months following the date of this offering, whichever is later.

     We are generally required to bear the expenses of registration, except underwriting discounts and commissions.

THE NASDAQ STOCK MARKET'S NATIONAL MARKET

     We have applied for the listing of our common stock on The Nasdaq Stock Market's National Market under the trading symbol "CUPE."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there was no market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon the completion of this offering, we will have outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or common stock put warrants. Of these shares, all of the shares sold in this offering will be freely tradable and transferable without restriction under the Securities Act unless purchased by our affiliates.

     The remaining 27,234,999 shares of our common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act. As a result of the lock-up agreements described below, these restricted shares will be available for sale 180 days from the date of this prospectus in the public market subject to compliance with Rules 144, 144(k) or 701.

LOCK-UP AGREEMENTS

     We and our executive officers, directors and all of our stockholders have agreed, with exceptions, not to sell or transfer any shares of our common stock until 180 days after the date of the prospectus, referred to as the lock-up period, without first obtaining the written consent of Banc of America Securities LLC. Banc of America Securities LLC may release us and any of the selling stockholders from these agreements at any time during the lock-up period, in its sole discretion and without notice, as to some or all of the shares covered by these lock-up agreements.

RULE 144

     In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1.0% of the number of shares of our common stock then outstanding, which
       will equal approximately           shares immediately after this
       offering; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

     A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 discussed above.

RULE 701

     In general, under Rule 701, any of our employees, consultants or advisors who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell their shares beginning 90 days after the date of this prospectus. Non-

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

affiliates will be able to sell their shares subject only to the manner-of-sale provisions of Rule 144. Affiliates will be able to sell their shares without compliance with the holding period requirements of Rule 144.

REGISTRATION RIGHTS

     Upon the completion of this offering, the holders of 9,196,400 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. Pursuant to agreements with the underwriters of this offering, the holders entitled to registration rights agreed to waive those rights with respect to this offering. Registration of these holders' shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effective date of registration statement covering those shares.

STOCK OPTIONS

     Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately 6,731,700 shares issued or issuable upon the exercise of stock options granted or upon the purchase of restricted shares pursuant to restricted stock purchase right agreements under our 2000 Incentive Stock Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market upon the termination of the lock-up period.

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

                                  UNDERWRITING

     We are offering the shares of our common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Deutsche Bank Securities Inc. and Chase Securities Inc. are the representatives of the underwriters. Subject to the terms and conditions of an underwriting agreement
dated             , 2001, we have agreed to sell to each of the underwriters, and each of the underwriters has agreed to purchase, the number of shares of our common stock listed next to its name in the following table:

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
Banc of America Securities LLC..............................
Deutsche Bank Securities Inc. ..............................
Chase Securities Inc. ......................................
                                                                  -------
          Total.............................................
                                                                  =======

     Dealers' Compensation. The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us. The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The
underwriters may allow to some dealers a concession of not more than $     per
share. The underwriters also may allow, and any dealers may reallow, a
concession of not more than $     per share to some other dealers. If all the
shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Our common stock is offered subject to a number of conditions, including:

     - receipt and acceptance of our common stock by the underwriters; and

     - the right on the part of the underwriters to reject orders in whole or in part.

     If purchased these additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold.

     Over-allotment Option. We and certain of our existing stockholders have
granted the underwriters an option to buy up to           additional shares of
our common stock at the same price per share as they are paying for the shares
shown in the table above. We have agreed to sell           additional shares,
and certain of our existing stockholders have agreed to sell           shares if
the over-allotment option is exercised in full. The underwriters may exercise this option only to the extent that they sell more than the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, the underwriters will be obligated to purchase the additional shares from us or certain of our existing stockholders in the same proportions as they purchased the shares shown in the table above.

     Underwriting Discounts and Commissions. The underwriting discount is the difference between the price the underwriters pay to us and the price at which the underwriters initially offer the shares to the public. The size of the underwriting discount is determined through an arms-length negotiation between us and the representatives of the underwriters. The following table shows the per share and total underwriting discount we will allow to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' over-allotment option described above:

                                                               PAID BY CUPERTINO ELECTRIC
                                                              ----------------------------
                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per share...................................................   $               $
Total.......................................................   $               $

     We estimate that the total expenses of the offering, excluding underwriting
discounts and commissions, will be approximately $          . Expenses include
the Securities and Exchange Commission filing fee, NASD filing fee, Nasdaq National Market listing filing fees, printing expenses, legal and accounting fees, transfer agent and registrar fees and other miscellaneous fees and expenses.

     Passive Market Making. Following the pricing of this offering, and until the commencement of any stabilizing bid, underwriters and dealers who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions. Passive market making is allowed during the period when the SEC's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percent of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     Banc of America Securities LLC and its affiliates have in the past and may in the future perform financial advisory services for us. Some of the employees of Banc of America Securities LLC purchased in the aggregate 23,250 shares of our common stock in July 2000. One of our directors is a managing director of the general partner of BACI, a private equity and mezzanine investment group and an affiliate of Banc of America Securities LLC. In addition, BACI purchased 3,719,475 shares of our common stock, subordinated notes in the principal amount of $17.5 million and a common stock put warrant to purchase 878,725 shares of our common stock from us pursuant to a Senior Subordinated Note, Warrant and Common Stock Purchase Agreement dated as of June 21, 2000. Another affiliate of Banc of America Securities LLC, Bank of America, N.A., is a lender under our credit agreement.

     Lock-up Agreements. We and our executive officers, directors and all of our stockholders have agreed, with exceptions, not to sell or transfer any shares of our common stock until the day that is 180 days after the date of this prospectus, or the lock-up period, without first obtaining the written consent of Banc of America Securities LLC. Specifically, we and these other individuals have agreed not to, directly or indirectly:

     - offer to sell, contract to sell, or otherwise sell or dispose of any shares of our common stock;

     - loan, pledge or grant any rights with respect to any shares of our common stock;

     - engage in any hedging or other transaction that might result in a disposition of shares of our common stock by anyone;

     - execute any short sale, whether or not against the box; or

     - purchase, sell or grant any put or call option or other right with respect to our common stock or with respect to any security other than a broad-based market basket or index that includes, relates to or derives any significant part of its value from our common stock.

     These lock-up agreements apply to shares of our common stock and also to any options or common stock put warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. These lock-up agreements apply to all such securities that are owned or later acquired by the persons executing the agreements, except for securities acquired on the open market. In addition, we have agreed with Banc of America Securities LLC that, to the extent that we have separate lock-up agreements with some of our stockholders, we will not consent to the stockholders' disposition of any shares subject to those separate lock-up agreements prior to the expiration of the lock-up period. However, Banc of America Securities LLC may release any of us and any of the selling stockholders from these agreements at any time during the lock-up period, in its sole discretion and without notice, as to some or all of the shares covered by these agreements. Currently, there are no agreements between the representatives of the underwriters and us, or any of our stockholders to release any of us or any of the selling stockholders, from the lock-up agreements during the lock-up period.

     Indemnification of the Underwriters. We and our existing stockholders who have granted an option to the underwriters to purchase additional shares of our common stock to cover any over-allotments in this offering will indemnify the underwriters against some liabilities, including liabilities under the Securities Act.

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

If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

     Stabilization and Other Transactions. In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering.

     Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing of this offering that could adversely affect investors who purchase in this offering.

     The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

     These activities by underwriters may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Discretionary Accounts. The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered by this prospectus.

     Determination of Offering Price. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the underwriters. Among the factors to be considered in the negotiations are:

     - our history and prospects, and the history and prospects of the industry in which we compete;

     - our past and present financial performance;

     - an assessment of our management;

     - the present state of our development;

     - our prospects for future earnings;

     - the prevailing market conditions of the United States securities market at the time of this offer;

     - market valuations of publicly traded companies that we and the underwriters believe to be comparable to us; and

     - other factors deemed relevant by the underwriters.

     An active trading market of our common stock may not develop. Even if an active market does develop, the public price at which our common stock trades in the future may be below the offering price.

     Directed Share Program. The underwriters, at our request, have reserved for sale to our employees, affiliates and strategic partners at the initial public offering price up to 5.0% percent of the shares being offered by this prospectus. The sale of shares to our employees, affiliates and strategic partners will be made by Banc of America Securities LLC. We do not know if our employees, affiliates or strategic partners will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

     Qualified Independent Underwriters. This offering will be conducted in accordance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which provides that, among other things, when a NASD member participates in the underwriting of an affiliate's equity securities, the offering price can be no higher than that recommended by a "qualified independent underwriter," or QIU, meeting certain standards. In accordance with this requirement, Deutsche Bank Securities Inc. has assumed the responsibilities of acting as QIU and will recommend a price in compliance with the requirement of Rule 2720. In connection with this offering, Deutsche Bank Securities Inc. is performing due diligence investigations and reviewing and participating in the preparation of this prospectus and the registration statement of which this prospectus forms a part.

     We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "CUPE."

                                 LEGAL MATTERS

     The validity of the shares to be issued in this offering will be passed upon for us by Farella Braun + Martel LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California. A partner of Farella Braun + Martel LLP is one of our directors and that firm owns 326,475 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included with this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     In September 2000, we engaged Deloitte & Touche LLP to audit our financial statements and dismissed Boitano, Sargent & Lawrence as our principal accountant. Our board of directors has approved the appointment of Deloitte & Touche LLP as our principal accountant. In connection with the services conducted by Boitano, Sargent & Lawrence for any period, there were no disagreements with Boitano, Sargent & Lawrence on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to Boitano, Sargent & Lawrence's satisfaction, would have caused them to reference the subject matter of the disagreement in their opinion.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, with respect to our common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which is a part of the registration statement, does not contain all information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock offered hereby, you should refer to the registration statement and the exhibits and schedules thereto. A copy of the registration statement may be inspected without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. For further information, please call the SEC at 1-800-SEC-0330. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval system, including our registration statement and all exhibits and amendments to our registration statements, are publicly available through the SEC's website at http://www.sec.gov.

     As a result of this offering we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

                            CUPERTINO ELECTRIC, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Independent Auditors' Report................................    F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999
  and September 30, 2000 (Unaudited)........................    F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1998 and 1999 and the Nine Months Ended
  September 30, 1999 (Unaudited) and 2000 (Unaudited).......    F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the Years Ended December 31, 1997, 1998 and 1999 and
  the Nine Months Ended September 30, 2000 (Unaudited)......    F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999 and the Nine Months Ended
  September 30, 1999 (Unaudited) and 2000 (Unaudited).......    F-6
Notes to Consolidated Financial Statements..................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cupertino Electric, Inc.:

     We have audited the accompanying consolidated balance sheets of Cupertino Electric, Inc. and subsidiaries (the "Company") as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cupertino Electric, Inc. and subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

San Jose, California
December 15, 2000

                            CUPERTINO ELECTRIC, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                             DECEMBER 31,                         PRO FORMA
                                                          -------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                           1998        1999         2000            2000
                                                          -------    --------   -------------   -------------
                                                                                 (UNAUDITED)     (UNAUDITED)
Current assets:
  Cash and equivalents..................................  $   833    $    380     $  1,826        $  1,826
  Accounts receivable, net of allowance of $1,334 in
    1998, $1,771 in 1999 and $3,771 in 2000.............   72,648      93,392      175,225         175,225
  Costs and estimated earnings in excess of billings on
    uncompleted contracts...............................    6,780       8,529       27,096          27,096
  Prepaid expenses and other............................    1,743       2,371        2,628           2,628
                                                          -------    --------     --------        --------
         Total current assets...........................   82,004     104,672      206,775         206,775
Property and equipment, net.............................    3,337       7,099       13,308          13,308
Goodwill, net...........................................    2,483       2,247       28,157          28,157
Other assets............................................    2,713       2,726        6,532           6,532
                                                          -------    --------     --------        --------
Total assets............................................  $90,537    $116,744     $254,772        $254,772
                                                          =======    ========     ========        ========

                               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Bank overdrafts.......................................  $ 2,022    $  1,307     $  8,324        $  8,324
  Short-term debt.......................................   11,010      19,850            -               -
  Current portion of long-term debt.....................    3,096       5,458       12,574          12,574
  Accounts payable......................................    6,453       8,392       48,617          48,617
  Accrued liabilities...................................   19,354      22,231       21,206          21,206
  Income taxes payable..................................    1,212       6,269        7,104           7,104
  Billings in excess of costs and estimated earnings on
    uncompleted contracts...............................   15,091      12,412       30,271          30,271
  Other liabilities.....................................    2,761       2,299            -               -
                                                          -------    --------     --------        --------
         Total current liabilities......................   60,999      78,218      128,096         128,096
Long-term debt..........................................    7,469       5,669       84,887          84,887
Common stock put warrants...............................        -           -       13,181               -
Other long-term liabilities.............................    1,827       1,698        1,605           1,605
Minority interest.......................................    3,915       5,997            -               -
Putable common stock (6,495 shares of Class A and 944
  shares of Class B in 2000)............................        -           -       55,792               -
Commitments and contingencies (Note 13)
Stockholders' equity (deficit):
  Common stock $0.00004 par value:
    (Class A, 62,500 shares authorized; issued and
      outstanding,
    26,400 in 1998 and 1999, 18,742 in 2000; Class B,
      12,500
    shares authorized, none issued and outstanding in
      1998,
    1999 and 2000; pro forma issued and outstanding,
      26,181)...........................................        1           1            1               1
  Additional paid-in capital............................       11          11        2,215          71,188
  Retained earnings (deficit)...........................   16,315      25,150      (31,005)        (31,005)
                                                          -------    --------     --------        --------
         Total stockholders' equity (deficit)...........   16,327      25,162      (28,789)         40,184
                                                          -------    --------     --------        --------
Total liabilities and stockholders' equity (deficit)....  $90,537    $116,744     $254,772        $254,772
                                                          =======    ========     ========        ========

                See notes to consolidated financial statements.

                            CUPERTINO ELECTRIC, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           NINE MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                      --------------------------------    --------------------
                                        1997        1998        1999        1999        2000
                                      --------    --------    --------    --------    --------
                                                                              (UNAUDITED)
Revenue:
  Services and materials............  $152,990    $235,345    $325,294    $230,057    $402,081
  Equipment.........................         -           -           -           -      80,638
                                      --------    --------    --------    --------    --------
Total revenue.......................   152,990     235,345     325,294     230,057     482,719
Cost of services and materials
  revenue...........................   122,099     185,954     259,976     184,078     326,643
Cost of equipment revenue...........         -           -           -           -      77,209
Selling, general and administrative
  expense...........................    24,069      35,293      41,529      29,865      43,301
Depreciation and amortization.......     1,137       1,414       1,965       1,344       3,316
Stock-based expenses................         -           -           -           -      17,702
                                      --------    --------    --------    --------    --------
Operating income....................     5,685      12,684      21,824      14,770      14,548
Interest expense....................     1,182       1,694       2,265       1,603       4,736
Increase in fair value of common
  stock put warrants................         -           -           -           -       5,368
                                      --------    --------    --------    --------    --------
Income before income taxes..........     4,503      10,990      19,559      13,167       4,444
Income taxes........................     2,106       4,590       8,641       5,817      11,269
Minority interest...................       537       1,174       2,082       1,470       1,802
                                      --------    --------    --------    --------    --------
Net income (loss)...................  $  1,860    $  5,226    $  8,836    $  5,880    $ (8,627)
                                      ========    ========    ========    ========    ========
Net income (loss) per share:
  Basic.............................  $   0.07    $   0.20    $   0.33    $   0.22    $  (0.33)
                                      ========    ========    ========    ========    ========
  Diluted...........................  $   0.07    $   0.20    $   0.33    $   0.22    $  (0.33)
                                      ========    ========    ========    ========    ========
Weighted average shares outstanding:
  Basic.............................    26,400      26,400      26,400      26,400      26,314
                                      ========    ========    ========    ========    ========
  Diluted...........................    26,400      26,400      26,400      26,400      26,314
                                      ========    ========    ========    ========    ========

                See notes to consolidated financial statements.

                            CUPERTINO ELECTRIC, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                    COMMON STOCK     ADDITIONAL   RETAINED
                                                   ---------------    PAID-IN     EARNINGS
                                                   SHARES   AMOUNT    CAPITAL     (DEFICIT)    TOTAL
                                                   ------   ------   ----------   ---------   --------
Balance, January 1, 1997.........................  26,400     $1      $     11    $  9,231    $  9,243
Net income.......................................       -      -             -       1,860       1,860
Dividends........................................       -      -             -          (1)         (1)
                                                   ------     --      --------    --------    --------
Balance, December 31, 1997.......................  26,400      1            11      11,090      11,102
Net income.......................................       -      -             -       5,226       5,226
Dividends........................................       -      -             -          (1)         (1)
                                                   ------     --      --------    --------    --------
Balance, December 31, 1998.......................  26,400      1            11      16,315      16,327
Net income.......................................       -      -             -       8,836       8,836
Dividends........................................       -      -             -          (1)         (1)
                                                   ------     --      --------    --------    --------
Balance, December 31, 1999.......................  26,400      1            11      25,150      25,162
Net loss*........................................                                   (8,627)     (8,627)
Stock-based expenses.............................       -      -        13,384           -      13,384
Issuance of common stock*........................      42      -           225           -         225
Redemption of minority interest*.................   5,028      -        27,036           -      27,036
Common stock redeemed*...........................  (7,149)     -       (38,441)          -     (38,441)
Reclassification of putable common stock*........  (5,579)     -             -     (30,016)    (30,016)
Increase in fair value of putable common
  stock*.........................................       -      -             -     (17,512)    (17,512)
                                                   ------     --      --------    --------    --------
Balance, September 30, 2000*.....................  18,742     $1      $  2,215    $(31,005)   $(28,789)
                                                   ======     ==      ========    ========    ========

-------------------------
* Unaudited

                See notes to consolidated financial statements.

                            CUPERTINO ELECTRIC, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                  NINE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                                            --------------------------------    ---------------------
                                                              1997        1998        1999        1999        2000
                                                            --------    --------    --------    --------    ---------
                                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................................  $  1,860    $  5,226    $  8,836    $  5,880    $  (8,627)
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation and amortization.........................     1,137       1,414       1,965       1,344        3,316
    Minority interest.....................................       537       1,174       2,082       1,470        1,802
    Gain on disposal of property and equipment............       (80)        (84)        (83)        (82)         (59)
    Interest accretion on subordinated debt...............         -           -           -           -          217
    Increase in fair value of common stock put warrants...         -           -           -           -        5,368
    Stock-based expenses..................................         -           -           -           -       13,384
    Changes in operating assets and liabilities:
      Accounts receivable.................................   (18,698)    (21,602)    (20,744)    (10,734)     (81,833)
      Costs and estimated earnings in excess of billings
         on uncompleted contracts.........................      (886)     (2,911)     (1,749)    (24,473)     (18,567)
      Prepaid expenses and other..........................      (349)     (1,120)       (628)     (2,102)        (257)
      Other assets........................................         1        (465)         55        (162)         663
      Accounts payable....................................     1,169       2,716       1,939       5,158       40,225
      Accrued liabilities.................................     4,382       6,272       2,877      (6,373)      (1,025)
      Income taxes payable................................       774         379       5,057       2,422          835
      Billings in excess of costs and estimated earnings
         on uncompleted contracts.........................     4,161       6,684      (2,679)     15,291       17,859
      Other liabilities...................................      (185)      2,592        (591)      3,154       (2,392)
                                                            --------    --------    --------    --------    ---------
         Net cash provided by (used in) operating
           activities.....................................    (6,177)        275      (3,663)     (9,207)     (29,091)
                                                            --------    --------    --------    --------    ---------
Cash flows from investing activities:
  Purchases of property and equipment.....................      (817)     (1,297)     (4,156)       (685)      (6,041)
  Disposal of property and equipment......................       213         233         260         244          200
  Acquisitions............................................         -      (2,513)          -           -       (7,238)
                                                            --------    --------    --------    --------    ---------
         Net cash used in investing activities............      (604)     (3,577)     (3,896)       (441)     (13,079)
                                                            --------    --------    --------    --------    ---------
Cash flows from financing activities:
  Bank overdraft increase (decrease)......................     1,002         984        (715)      1,231        7,017
  Common stock sold.......................................         -           -           -           -          225
  Putable common stock sold...............................         -           -           -           -        8,264
  Put warrants issued.....................................         -           -           -           -        7,813
  Proceeds from borrowings................................    51,320      91,527      84,790      56,176      174,146
  Repayment of borrowings.................................   (45,267)    (89,184)    (76,968)    (47,772)    (115,408)
  Dividends...............................................        (1)         (1)         (1)          -            -
  Common stock redeemed...................................         -           -           -           -      (38,441)
                                                            --------    --------    --------    --------    ---------
         Net cash provided by financing activities........     7,054       3,326       7,106       9,635       43,616
                                                            --------    --------    --------    --------    ---------
Net increase (decrease) in cash and equivalents...........       273          24        (453)        (13)       1,446
Cash and equivalents at beginning of period...............       536         809         833         833          380
                                                            --------    --------    --------    --------    ---------
Cash and equivalents at end of period.....................  $    809    $    833    $    380    $    820    $   1,826
                                                            ========    ========    ========    ========    =========
Noncash investing and financing activities:
  Property and equipment acquired under capital lease.....  $    680    $  1,154    $  1,325    $  1,096    $   2,684
                                                            ========    ========    ========    ========    =========
  Minority interest acquired with stock...................  $      -    $      -    $      -    $      -    $  27,036
                                                            ========    ========    ========    ========    =========
Interest paid.............................................  $  1,170    $  1,659    $  2,397    $  1,507    $   4,428
                                                            ========    ========    ========    ========    =========
Income taxes paid.........................................  $  1,561    $  2,407    $  4,750    $  3,396    $  13,243
                                                            ========    ========    ========    ========    =========

                See notes to consolidated financial statements.

                            CUPERTINO ELECTRIC, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (INFORMATION WITH RESPECT TO SEPTEMBER 30, 2000 AND THE NINE MONTHS
                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Cupertino Electric, Inc., was incorporated in 1958 as a California corporation ("Cupertino California") as a successor to a sole proprietorship formed in 1954. In 1985 the owners of Cupertino California formed a holding company, Synergism, Inc. and Cupertino California and its affiliates became subsidiaries of Synergism, Inc. In June 2000, as part of a recapitalization, Synergism, Inc. was merged into a newly formed Delaware corporation named Cupertino Electric, Inc. (the "Company") and each of its then-existing subsidiaries was merged into it. The Company is a provider of sophisticated electrical infrastructure solutions that provide high-quality, reliable power and speed to market for critical-use facilities and applications. The Company engineers, installs, commissions, upgrades and maintains complex electrical power and data infrastructure systems across a variety of market sectors.

     The majority of the Company's contracts are initially entered into on a negotiated basis with negotiated margins for overhead and profit. Generally, the terms and conditions of negotiated contracts provide for either a guaranteed maximum price or a fixed price. In competitive bid situations, the Company provides services on a fixed-price basis. Certain larger projects provide for withholdings of up to 10% from each billing as a retention until after the project has been completed.

     Principles of Consolidation -- The consolidated financial statements include the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation. Minority interest represents minority shareholders' proportionate share of equity in the Company's consolidated subsidiaries. The Company acquired the remaining minority interests in June 2000, merged its subsidiaries into the Company and operates them as divisions of the Company. The Company's operating divisions are consolidated based on their fiscal years ended on the Tuesday following the last Sunday in December. Fiscal years 1997, 1998 and 1999 ended on December 30, December 29 and December 28, respectively. The Company's fiscal year ends on December 31. The effect of the difference in year ends is not material.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Concentration of Credit Risk -- Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and equivalents and accounts receivable. Risks associated with cash are mitigated by banking with creditworthy institutions. Cash equivalents consist of bank certificates of deposit and are regularly monitored by management. Credit risk with respect to trade receivables is spread over diverse customers who make up the Company's customer base (see Note 15 for information regarding significant customers).

     Fair Value of Financial Instruments -- At December 31, 1998 and 1999, the carrying amount of cash and equivalents, accounts receivable and long-term debt approximate fair value, based on management's estimate.

     Cash Equivalents -- The Company considers all highly liquid investments purchased with a remaining maturity of three months or less at the date of acquisition to be cash equivalents.

     Accounts Receivable -- Included in accounts receivable are retentions of $8.3 million, $8.8 million and $23.4 million at December 31, 1998 and 1999 and September 30, 2000, respectively.

                            CUPERTINO ELECTRIC, INC.

      (INFORMATION WITH RESPECT TO SEPTEMBER 30, 2000 AND THE NINE MONTHS
                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

     Property and Equipment -- Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line and accelerated methods over estimated useful lives of five to ten years or, if less, the remaining lease term for leasehold improvements.

     Long-Lived Assets -- The Company evaluates the carrying value of its long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amount of the asset may be impaired. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Goodwill is amortized over 15 years.

     Other Assets -- Other assets consists principally of deferred financing costs which are being amortized on a straight-line basis, which approximates the effective interest method, over the term of the related debt.

     Advertising Costs -- Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising expense was $106,000, $149,000, $154,000, $134,000 and $139,000 in 1997, 1998, 1999 and
the nine months ended September 30, 1999 and 2000, respectively.

     Revenue and Cost Recognition -- Revenue from services and materials consists of all revenue associated with the Company's contracts except for equipment revenue. Equipment revenue is contract revenue from the sale of capital equipment obtained from manufacturers, such as diesel generators and switch gear components for certain customers that want a full solution provider. All revenue is recognized on the percentage-of-completion method. Under the percentage of completion method, expenses are recognized as they are incurred and revenue is recognized based on a comparison of the costs incurred with the estimated total costs to be incurred for the contract.

     Services and materials costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repair costs. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined. An amount equal to contract costs attributable to claims is included in revenues when realization is probable and the amount can be reliably estimated.

     The asset, "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

     Income Taxes -- The Company provides for income taxes using the asset and liability approach defined by Statement of Financial Accounting Standards ("SFAS") No. 109.

     Unaudited Interim Financial Information -- The interim financial information for the nine months ended September 30, 1999 and 2000 is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, this unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. The unaudited interim financial information is not necessarily indicative of the full year's results.

     Comprehensive Income (Loss) -- The Company had no items of other comprehensive income or loss for the years ended December 31, 1997, 1998 and 1999 or the nine months ended September 30, 1999 and 2000. Accordingly, net income (loss) and comprehensive income (loss) are the same.

                            CUPERTINO ELECTRIC, INC.

      (INFORMATION WITH RESPECT TO SEPTEMBER 30, 2000 AND THE NINE MONTHS
                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

     Net Income (Loss) per Share -- Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding. Diluted earnings
(loss) per share is computed using the weighted average number of common shares and potentially dilutive common shares during the period. Weighted average shares outstanding include shares of the putable common stock.

     Effects of Recent Accounting Pronouncements -- In June 1998 and 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires the Company to measure all derivatives at fair value and to recognize them on the balance sheet as an asset or a liability, depending on the Company's rights or obligations under the applicable derivative contract. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment to FASB Statement No. 133," which amended certain provisions of SFAS 133. The amendments, among other things, allow foreign-currency denominated assets and liabilities to qualify for hedge accounting, permit the offsetting of selected inter-entity foreign currency exposures that reduce the need for the third-party derivatives and redefine the nature of interest rate risk to avoid sources of ineffectiveness. The Company is required to adopt SFAS 133 and the corresponding amendments of SFAS 138 on January 1, 2001. The Company believes that adoption of SFAS 133 and SFAS 138 will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

     Pro Forma Consolidated Balance Sheet Information (Unaudited) -- The pro forma September 30, 2000 (unaudited) information gives effect to the termination of the put provisions of the common stock put warrants and the put provisions of the 7,438,950 shares of putable common stock upon completion of an initial public offering of the Company's common stock and repayment of the Notes, which results in a net increase in stockholders' equity of $69.0 million (see Note 7).

2. ACQUISITIONS

     In June 1998, the Company purchased the operations of Frank Electric Co., Inc. ("Frank Electric"), a Milpitas, California based competitor, for $3.0 million in cash. Goodwill of $2.5 million was recorded in conjunction with this acquisition.

     On June 21, 2000, the Company acquired the minority interests in its subsidiaries by paying out $7.2 million in cash and exchanging 5,028,250 shares of the Company's common stock for the remaining minority interest. The difference between the recorded minority interest and the fair value of the stock and cash consideration was $26.5 million and is recorded as goodwill. After the minority interest buyout, all of the Company's subsidiaries were merged into the Company.

     The following presents the unaudited pro forma results of operations of the Company for the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 2000 as if the acquisition of

                            CUPERTINO ELECTRIC, INC.

      (INFORMATION WITH RESPECT TO SEPTEMBER 30, 2000 AND THE NINE MONTHS
                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

Frank Electric and the minority interest buyout had been effective on the first day of the year being presented (in thousands):

                                                                                NINE MONTHS
                                                   YEARS ENDED DECEMBER 31,        ENDED
                                                   ------------------------    SEPTEMBER 30,
                                                    1998(1)       1999(2)         2000(2)
                                                   ----------    ----------    -------------
Revenue........................................     $261,753      $325,294       $482,719
Net income (loss)..............................     $  6,559      $  9,151       $ (7,708)
Net income (loss) per share -- basic and
  diluted......................................     $   0.25      $   0.29       $  (0.26)

-------------------------
(1) Reflects the acquisition of Frank Electric as though it had been effective at the start of the year presented.

(2) Reflects the minority interest buyout as though it had been effective at the start of the period presented.

3. PROPERTY AND EQUIPMENT, NET

     Property and equipment consists of (in thousands):

                                                        DECEMBER 31,
                                                     ------------------    SEPTEMBER 30,
                                                      1998       1999          2000
                                                     -------    -------    -------------
Vehicles...........................................  $ 7,187    $ 8,656       $11,364
Construction equipment and tools...................    3,537      3,922         4,480
Office equipment, furniture and fixtures...........      595        661         1,015
Leasehold improvements.............................      398      3,501         8,021
                                                     -------    -------       -------
Total..............................................   11,717     16,740        24,880
Less accumulated depreciation and amortization.....    8,380      9,641        11,572
                                                     -------    -------       -------
  Total property and equipment, net................  $ 3,337    $ 7,099       $13,308
                                                     =======    =======       =======

4. OTHER ASSETS

     Other long-term assets, net consist of (in thousands):

                                                         DECEMBER 31,
                                                       ----------------    SEPTEMBER 30,
                                                        1998      1999         2000
                                                       ------    ------    -------------
Deferred income taxes................................  $1,235    $1,284       $1,243
Notes receivable.....................................   1,022       622          350
Debt financing costs.................................       -         -        4,641
Other................................................     456       820          298
                                                       ------    ------       ------
  Total other assets.................................  $2,713    $2,726       $6,532
                                                       ======    ======       ======

                            CUPERTINO ELECTRIC, INC.

      (INFORMATION WITH RESPECT TO SEPTEMBER 30, 2000 AND THE NINE MONTHS
                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

5. ACCRUED LIABILITIES

     Accrued liabilities are as follows (in thousands):

                                                        DECEMBER 31,
                                                     ------------------    SEPTEMBER 30,
                                                      1998       1999          2000
                                                     -------    -------    -------------
Accrued incentive programs.........................  $15,331    $16,909       $18,367
Other..............................................    4,023      5,322         2,839
                                                     -------    -------       -------
  Total accrued liabilities........................  $19,354    $22,231       $21,206
                                                     =======    =======       =======

6. SHORT- AND LONG-TERM DEBT

     Prior to the transactions on June 21, 2000 as discussed below, the Company had an agreement with a bank for a secured line of credit for up to $25 million. Interest was charged at the bank's prime rate (8.5% at December 31, 1999). This line of credit was secured by the Company's accounts receivable, property and equipment and inventory. The total amount outstanding on this agreement at December 31, 1998 and 1999 was $11.0 million and $19.8 million. This agreement was terminated in June 2000, and all amounts outstanding were repaid.

     The Company entered into a $35 million subordinated notes agreement (the "Notes") in June 2000. One half of the Notes mature in June 2006 and the remainder matures in June 2007. The Notes bear interest at 12% per year, which is payable quarterly. The Notes are mandatorily redeemable upon an initial public offering by the Company, a merger, consolidation or sale of substantially all or part of the Company, or in the event of a default. The Company has the option to redeem the Notes on a pro rata basis as specified in the Notes. The Notes limit the Company's ability to incur additional debt, pay dividends, sell assets and enter into certain transactions.

     Common stock put warrants for 1,757,450 shares of Class A or Class B common stock with an exercise price of $0.0004 per share were issued in conjunction with the Notes. The Notes were recorded net of the value ascribed to the common stock put warrants. If the Company has not prepaid the Notes within 18 months of issuance of the Notes, warrants for an additional 390,550 shares will be issued to the warrant holders. If the Notes are not repaid after two years of issuance of the Notes, warrants for an additional 390,550 shares will be issued to the warrant holders. The warrants contain antidilution provisions. Such warrants are putable to the Company as described in Note 7.

     Also in June 2000, the Company borrowed $65 million under a senior term loan agreement and also entered into a $75 million revolving credit facility. Both the senior term loan and the revolving credit facility bear interest based on either LIBOR plus a margin of 1.5% to 2.75% or the bank's prime rate plus a margin of up to 1.25%, are due on June 30, 2005, are secured by substantially all of the Company's assets, and are senior to the $35 million Notes. At September 30, 2000, no amounts were borrowed against the revolving credit facility.

     Under the provisions of the senior term loan and revolving credit facility, the Company is required to maintain interest rate protection on a portion of its variable rate indebtedness. To satisfy this obligation, in September 2000 the Company entered into interest rate collar agreements with two financial institutions for a total notional amount of $35 million expiring on October 1, 2003. Under the agreements, the Company continues to pay interest based on LIBOR plus a margin of 1.5% to 2.75%; however, the minimum and maximum rates for the LIBOR component are set at 6.25% and 8.00%, respectively. During the nine months ended September 30, 2000, the Company was not required to make nor was it entitled to receive any

                            CUPERTINO ELECTRIC, INC.

      (INFORMATION WITH RESPECT TO SEPTEMBER 30, 2000 AND THE NINE MONTHS
                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

payments as a result of this hedging activity. The Company did not enter into any interest rate protection agreements in the fiscal years ended December 31, 1997, 1998 or 1999.

     Equipment with a net book value of $1.4 million, $1.7 million and $3.6 million at December 31, 1998 and 1999 and September 30, 2000, respectively (net of accumulated depreciation of $1.1 million, $2.2 million and $2.3 million, respectively), was leased under capital leases.

     A summary of long-term obligations is as follows (in thousands):

                                                                DECEMBER 31,
                                                             ------------------    SEPTEMBER 30,
                                                              1998       1999          2000
                                                             -------    -------    -------------
Capital lease obligations, secured by related equipment, at
  a weighted average interest rate of 9.5%.................  $ 1,870    $ 2,651       $ 4,523
Notes payable to stockholders, bearing interest at prime
  (8.5% at December 31, 1999), interest payable
  semi-annually............................................    1,906      2,424             -
Notes payable to employees, bearing interest at prime (8.5%
  at December 31, 1999), interest payable semi-annually....      468      1,025             -
Notes payable to employees, bearing interest at 5.8% to
  8.5%.....................................................    6,321      5,027         1,548
Senior term loan...........................................        -          -        62,250
Subordinated notes.........................................        -          -        29,140
                                                             -------    -------       -------
  Total....................................................   10,565     11,127        97,461
Less current portion.......................................    3,096      5,458        12,574
                                                             -------    -------       -------
Long-term portion..........................................  $ 7,469    $ 5,669       $84,887
                                                             =======    =======       =======

     As of December 31, 1999, the minimum note and capital lease payments for each of the next five years and thereafter are (in thousands):

                                                               CAPITAL
                                                     NOTES     LEASES
                                                     ------    -------
2000...............................................  $4,678    $  989
2001...............................................   1,421     1,025
2002...............................................   1,539       826
2003...............................................     264       166
2004...............................................     279        33
Thereafter.........................................     295         -
                                                     ------    ------
  Total............................................  $8,476     3,039
                                                     ======
Amounts representing interest......................              (388)
                                                               ------
                                                               $2,651
                                                               ======

7. COMMON STOCK PUT WARRANTS AND PUTABLE COMMON STOCK

     Common stock put warrants, issued by the Company in conjunction with the Notes, allow the holders to sell to the Company at fair value any stock purchased under the warrants at various dates in accordance with the respective agreements. The warrants are classified as a liability and recorded at fair value in the accompanying balance sheet. The fair value of the warrants was determined using the Black-Scholes pricing model. Any changes in fair value are recorded as income or expense. The put feature terminates in the event of an initial public offering and repayment of the Notes in full.

                            CUPERTINO ELECTRIC, INC.

      (INFORMATION WITH RESPECT TO SEPTEMBER 30, 2000 AND THE NINE MONTHS
                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

     The putable common stock was sold by the Company and existing shareholders to outside shareholders. The put feature allows the holders to sell back to the Company at fair value 6,495,100 shares of Class A and 943,850 shares of Class B common stock. Accordingly, the putable common stock is recorded at fair value and is classified as temporary equity in the consolidated balance sheets. The fair value of the put feature was determined using the Black-Scholes pricing model. Any change in fair value is recorded as a component of retained earnings. The put feature terminates in the event of an initial public offering and repayment of the Notes in full.

8. STOCK OPTIONS AND COMMON STOCK

     In June 2000, the Company's Board of Directors and stockholders approved the 2000 Incentive Stock Plan (the "Plan"), which provides for the granting or awarding of incentive or nonqualified stock options and restricted stock purchase awards for up to 2,231,700 shares of Class A common stock to directors, officers, key employees and consultants of the Company. In October 2000 the number of shares to be granted under the Plan was increased by 4,500,000 shares. Terms of the incentive and nonqualified stock options are determined by the Company's Board of Directors. Options generally vest at a rate of 25% per year over four years. The options expire ten years from the date of grant. No stock options or restricted stock purchase awards were granted as of September 30, 2000. Subsequent to September 30, 2000 the Company granted options under the Plan to purchase 1,112,583 shares at an exercise price of $7.50 per share and issued restricted stock purchase rights to purchase 1,054,474 shares at an exercise price of $7.50 per share.

     Class B common stock has all of the same rights as Class A, except that Class B is nonvoting.

     The Company's common stock contains certain restrictions on its transferability. Generally, the common stock held by officers and employees may be sold only to the Company or other stockholders at prices determined in accordance with the terms of stockholder agreements. These restrictions lapse in the event of an initial public offering.

9. PROFIT-SHARING AND 401(K) PLAN

     The Company has a Group Profit Sharing and 401(k) Plan (the "Plan").

     Employees who have completed one year of service are eligible to participate in the profit sharing features of the Plan. Contributions each year are discretionary and are determined by the Company. Company contributions vest over 7 years. For the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000, profit-sharing expense was approximately $1.0 million, $1.6 million, $2.4 million, $1.8 million and $1.3 million, respectively.

     Under the 401(k) features of the Plan, eligible employees may elect to defer a portion of their compensation and have these amounts contributed to the 401(k) salary reduction plan. Eligible employees may make pre-tax contributions up to 10% of their compensation up to the statutory limit each year. Each year, the Company determines a matching contribution which vests immediately. For 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000, the Company's matching contribution was $112,000, $142,000, $171,000, $140,000 and
$149,000, respectively.

10. COLLECTIVE BARGAINING AGREEMENTS

     The Company participates in various multi-employer pension plans, covering virtually all Company employees not covered under the Company's 401(k) plan, pursuant to agreements between the Company and employee bargaining units which are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer contributors.

                            CUPERTINO ELECTRIC, INC.

      (INFORMATION WITH RESPECT TO SEPTEMBER 30, 2000 AND THE NINE MONTHS
                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

Contributions for 1997, 1998 and 1999 to the plans were $13.7 million, $20.9 million, and $28.9 million, respectively.

     Under U.S. legislation regarding such multi-employer pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by legislation) from a plan or plan termination. The Company participates in a number of these pension plans, and the potential obligation as a participant in these plans may be significant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available.

11. INCOME TAXES

     The provision for income taxes consists of (in thousands):

                                              DECEMBER 31,             SEPTEMBER 30,
                                       --------------------------    -----------------
                                        1997      1998      1999      1999      2000
                                       ------    ------    ------    ------    -------
Current:
  Federal............................  $1,772    $2,567    $7,515    $5,059    $11,064
  State..............................     471       705     2,037     1,371      2,893
                                       ------    ------    ------    ------    -------
                                        2,243     3,272     9,552     6,430     13,957
Deferred:
  Federal............................    (114)    1,008      (750)     (505)    (2,234)
  State..............................     (23)      310      (161)     (108)      (454)
                                       ------    ------    ------    ------    -------
                                         (137)    1,318      (911)     (613)    (2,688)
                                       ------    ------    ------    ------    -------
     Total...........................  $2,106    $4,590    $8,641    $5,817    $11,269
                                       ======    ======    ======    ======    =======

     The components of net deferred tax assets consist of (in thousands):

                                                          DECEMBER 31,
                                                       ------------------   SEPTEMBER 30,
                                                        1998       1999         2000
                                                       -------    -------   -------------
Deferred tax assets:
  Allowance for doubtful accounts....................  $   562    $   773      $1,212
  Deferred compensation plans........................      783        745         704
  Depreciation.......................................      452        539         539
  Accrued franchise tax..............................      285        414         851
  Accruals...........................................      386        446           -
                                                       -------    -------      ------
     Total deferred tax assets.......................    2,468      2,917       3,306
     Total deferred tax liabilities -- percentage of
       completion....................................   (2,761)    (2,299)          -
                                                       -------    -------      ------
Net deferred tax assets (liabilities)................  $  (293)   $   618      $3,306
                                                       =======    =======      ======

                            CUPERTINO ELECTRIC, INC.

      (INFORMATION WITH RESPECT TO SEPTEMBER 30, 2000 AND THE NINE MONTHS
                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

     The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to income before taxes as follows:

                                                     DECEMBER 31,        SEPTEMBER 30,
                                                 --------------------    -------------
                                                 1997    1998    1999    1999    2000
                                                 ----    ----    ----    ----    -----
Taxes computed at federal statutory rate.......  34.0%   34.0%   35.0%   35.0%    35.0%
State taxes, net of federal benefits...........   6.6     6.1     6.2     6.2     35.8
Other, net.....................................   6.2     1.7     3.0     3.0      1.0
Stock based expenses...........................     -       -       -       -    139.4
Common stock put warrants......................     -       -       -       -     42.4
                                                 ----    ----    ----    ----    -----
Effective tax rate.............................  46.8%   41.8%   44.2%   44.2%   253.6%
                                                 ====    ====    ====    ====    =====

12. RELATED PARTY TRANSACTIONS

Operating Leases

     The Company conducts a portion of its operations from facilities that are leased under operating leases from joint ventures in which stockholders are owners. The leases require the Company to pay all taxes, insurance and maintenance on the facilities. The lease agreements were terminated in January 2000 at the time the Company moved to its new location which is also owned by a limited liability company of which stockholders are owners. During the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000, the Company paid $500,000, $600,000, $1.4 million, $1.0 million and $800,000, respectively, under these leases. See Note 13 for additional lease commitment information.

Notes Receivable

     Included in other assets are the following related party amounts (in thousands):

                                                           DECEMBER 31,
                                                          --------------   SEPTEMBER 30,
                                                           1998     1999       2000
                                                          ------    ----   -------------
Current:
  Notes due from stockholders...........................  $  110    $473       $  -
  Advances due from employees...........................      99      78        129
                                                          ------    ----       ----
                                                          $  209    $551       $129
                                                          ======    ====       ====
Noncurrent:
  Notes due from stockholders...........................  $  688    $313       $  -
  Advances due from employees...........................     334     309        350
                                                          ------    ----       ----
                                                          $1,022    $622       $350
                                                          ======    ====       ====

     Interest is receivable annually on all notes at rates ranging from 6% to 9%. Certain stockholder notes were secured by the stock of the Company or its then-existing subsidiaries. These stockholders' notes were repaid in June 2000.

                            CUPERTINO ELECTRIC, INC.

      (INFORMATION WITH RESPECT TO SEPTEMBER 30, 2000 AND THE NINE MONTHS
                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

Notes Payable

     See Note 6 for notes payable to stockholders.

Stock-Based Expenses

     In connection with the buyout of minority interest on June 21, 2000, a portion of the subsidiaries' common stock held by minority shareholders was redeemed by the respective subsidiaries. Additionally, on June 21, 2000, the Company redeemed 7,149,325 shares of its common stock. The excess of the redemption price over the fair value of stock redeemed (based on concurrent stock sales to third parties) was $4.3 million, which was recorded as stock-based expenses.

     Stock-based expenses also includes $13.4 million resulting from the purchase of 3,000,000 shares of the Company's common stock by several employees and consultants in May 2000.

13. COMMITMENTS AND CONTINGENCIES

     Rent expense for the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000 was $800,000, $1.3 million, $2.1 million $1.6 million, and $1.2 million, respectively.

     The minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of December 31, 1999 for each of the next five years and in the aggregate are (in thousands):

                                           RELATED              SUBLEASE
                                           PARTIES    OTHER      INCOME
                                           -------    ------    --------
2000.....................................  $1,202     $  734    $  (558)
2001.....................................   1,008        865       (621)
2002.....................................     874        719       (155)
2003.....................................     891        496          -
2004.....................................     909        353          -
Thereafter...............................   4,826         56          -
                                           ------     ------    -------
  Total future minimum rental payments...  $9,710     $3,223    $(1,334)
                                           ======     ======    =======

14. CONTRACTS IN PROGRESS

     Billings and earnings on contracts in progress are as follows at December 31, 1998 and 1999 and September 30, 2000 (in thousands):

                                                        DECEMBER 31,
                                                    --------------------    SEPTEMBER 30,
                                                      1998        1999          2000
                                                    --------    --------    -------------
Costs incurred on uncompleted contracts...........  $ 81,028    $ 92,929      $397,900
Estimated net earnings............................    19,541      21,612        70,326
                                                    --------    --------      --------
                                                     100,569     114,541       468,226
Less billings to date.............................   108,880     118,424       471,401
                                                    --------    --------      --------
                                                    $ (8,311)   $ (3,883)     $ (3,175)
                                                    ========    ========      ========

                            CUPERTINO ELECTRIC, INC.

      (INFORMATION WITH RESPECT TO SEPTEMBER 30, 2000 AND THE NINE MONTHS
                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

     Such amounts are included in the accompanying consolidated balance sheets under the following captions (in thousands):

                                                               DECEMBER 31,
                                                           --------------------    SEPTEMBER 30,
                                                             1998        1999          2000
                                                           --------    --------    -------------
Costs and estimated earnings in excess of billings on
  uncompleted contracts..................................  $  6,780    $  8,529      $ 27,096
Billings in excess of costs and estimated earnings on
  uncompleted contracts..................................   (15,091)    (12,412)      (30,271)
                                                           --------    --------      --------
                                                           $ (8,311)   $ (3,883)     $ (3,175)
                                                           ========    ========      ========

15. BUSINESS SEGMENT INFORMATION AND GEOGRAPHIC INFORMATION

     The Company operates in one reportable segment.

     The Company considers the owners of the facilities under construction to be its ultimate customers. Two customers represented 19% and 18%, respectively, of revenue for the nine months ended September 30, 2000. There were no customers which represented greater than 10% of revenue in 1997, 1998 or 1999.

     A portion of the revenues is derived from facilities constructed for its customers and is received from contracts with general contractors. One general contractor represented 13% of revenue in 1997 and 1998, two general contractors represented 35% of revenue in 1999, and three general contractors represented 53% of revenue in the nine months ended September 30, 2000.

     The Company had accounts receivable from individual customers or general contractors in excess of 10% of gross accounts receivable as follows (in thousands):

                                                        DECEMBER 31,
                                                      -----------------    SEPTEMBER 30,
                      CUSTOMER                         1998      1999          2000
                      --------                        ------    -------    -------------
  A.................................................  $8,185    $15,636       $42,542
  B.................................................       -          -        22,463
  C.................................................   9,654     14,956             -

     All revenues were generated through sales to customers or general contractors in the United States at December 31, 1997, 1998 and 1999 and the nine months ended September 30, 2000.

16. SUBSEQUENT EVENT

Stock Split

     On October 13, 2000, the Company effected a stock split of 25 shares of common stock for every one share of outstanding common stock. All share and per share amounts included in these financial statements have been adjusted to give effect to this split.

                                 *  *  *  *  *

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             Shares

                                [CUPERTINO LOGO]

                           -------------------------

                                   Prospectus

                                           , 2001

                           -------------------------

BANC OF AMERICA SECURITIES LLC                         DEUTSCHE BANC ALEX. BROWN
                                   CHASE H&Q

     Until                     , 2001 (25 days after the date of this
prospectus), all dealers that buy, sell or trade our common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered. Except for the SEC Registration Fee, the National Association of Securities Dealers, Inc. ("NASD") Filing Fee and the Nasdaq National Market Listing Fees, the amounts listed below are estimates:

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC Registration Fee........................................   $26,400
NASD Filing Fee.............................................    10,500
Nasdaq National Market Listing Fees.........................         *
Blue Sky Fees and Expenses..................................         *
Legal Fees and Expenses.....................................         *
Accounting Fees and Expenses................................         *
Printing and Engraving Expenses.............................         *
Transfer Agent and Registrar Fees and Expenses..............         *
Miscellaneous...............................................         *
                                                               -------
  Total.....................................................   $     *
                                                               =======

-------------------------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our second amended and restated certificate of incorporation and our first amended and restated bylaws, each to be effective on the effective date of this registration statement, direct us to indemnify directors to the fullest extent authorized by the Delaware General Corporation Law for monetary damages for breach of fiduciary duty as a director. The second amended and restated certificate of incorporation authorizes us to indemnify and advance expenses to our agents subject only to the limits in the Delaware General Corporation Law with respect to actions for breach of duty to us, our stockholders, and others.

     Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation if they acted in good faith and reasonably believed they were acting in the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of a corporation), indemnification may be made only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, the second amended and restated certificate of incorporation does not permit indemnification for monetary damages arising from: (1) breach of the director's duty of loyalty to us or our stockholders; (2) acts and omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) unlawful payment of a dividend pursuant to section 174 of the Delaware General Corporation Law; and (4) any transaction from which the director derived any improper personal benefit.

     The first amended and restated bylaws require that we indemnify an officer or director in connection with an action, suit or proceeding initiated by that officer or director but only if the action, suit or proceeding was authorized by us. The first amended and restated bylaws state that expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us under our first amended and restated bylaws. The first amended and restated bylaws permit us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent.

     We have obtained primary and excess insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers. Under such policies, the insurers, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers. In addition, we have entered into indemnification agreements with each of our directors and executive officers.

     We have also, pursuant to the Senior Subordinated Note, Warrant, and Common Stock Purchase Agreement, agreed to indemnify and hold harmless each of the TA Entities, BACI and their respective affiliates, including officers, directors, agents, employees, subsidiaries, partners, and controlling persons, to the fullest extent permitted by law for losses, damages, and expenses resulting from any breach of a representation or warranty by us or the breach of any covenant or agreement made by us in our June 2000 recapitalization. To the extent such indemnification may be unenforceable, we have agreed to make the maximum contribution to the payment and satisfaction of any such losses permissible under law. We have also agreed to indemnify and hold harmless each of the TA Entities and BACI against losses based upon or arising out of their status as our security holder, creditor, director, agent, representative, or controlling person or otherwise relating to their involvement with us.

     Additionally, reference is made to the Underwriting Agreement filed as
Exhibit 1.01 hereto, which provides for indemnification against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1, 1997, we have sold and issued the following securities that were not registered under the Securities Act:

          1. In June 16, 2000, pursuant to the terms of the merger in which Synergism, Inc., a California corporation, merged with and into us, we issued 26,400,000 shares of our common stock to 26 former stockholders of Synergism, Inc. in exchange for their interests in Synergism, Inc. These issuances were effected in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

          2. On June 21, 2000, pursuant to the terms of the merger in which Cupertino Electronics, Inc., Cascade Controls, Inc. and Cupertino California, all California corporations, merged with and into us, we issued 5,028,250 shares of our common stock to two former stockholders of Cupertino Electronics, Inc., two former stockholders of Cascade Controls, Inc. and two former stockholders of Cupertino California in exchange for their interests in these companies. These issuances were effected in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

          3. On June 21, 2000, pursuant to the terms of the Senior Subordinated Note, Warrant and Common Stock Purchase Agreement, we issued an aggregate of 1,859,750 shares of putable common stock for $10.0 million and common stock put warrants exercisable for an aggregate of 1,757,450 shares of our common stock to BACI and the TA Entities investors. These issuances were effected in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

          4. On July 28, 2000, pursuant to the terms of a common stock purchase agreement, we issued an aggregate of 41,850 shares of our common stock to Jai H. Lee, Robert Long and James Sherrill for an aggregate of $225,036. These issuances were effected in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

          5. During the period from October 5, 2000 to December 15, 2000, we granted either incentive stock options or restricted stock purchase awards at a price of $7.50 per share to employees, officers, directors and other individuals eligible to participate in the Cupertino Electric, Inc. 2000 Incentive Stock Plan covering an aggregate of 2,167,057 shares of our common stock. Of these grants and awards, a total of 1,054,474 restricted stock purchase awards to purchase our common stock were granted, and all of them have been exercised. These issuances were effected in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     The recipients of securities in each of the above-referenced transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

    EXHIBIT
    NUMBER                             DESCRIPTION
    -------                            -----------
       1.01    Form of Underwriting Agreement.*
       3.01    Amended and Restated Certificate of Incorporation.
       3.02    Form of Second Amended and Restated Certificate of
               Incorporation to be effective upon the completion of this
               offering.*
       3.03    Bylaws.
       3.04    Form of First Amended and Restated Bylaws to be effective
               upon the completion of the offering.*
       4.01    Form of Specimen Certificate for our Common Stock.*
       4.02    Investor Rights Agreement dated as of June 21, 2000.
       4.03    Warrant No. 1 dated June 21, 2000 issued to BancAmerica
               Capital Investors SBIC I, L.P.
       4.04    Warrant No. 2 dated June 21, 2000 issued to TA Subordinated
               Debt Fund, L.P.
       4.05    Warrant No. 3 dated June 21, 2000 issued to TA Investors
               LLC.
       5.01    Opinion of Farella Braun + Martel LLP regarding legality of the securities being registered.*
      10.01    Form of our Director Indemnification Agreement.
      10.02    Our 2000 Incentive Stock Plan and related documents.*
      10.03    Stockholders Agreement dated June 21, 2000 among us and
               certain stockholders.
      10.04    Form of Non-Solicitation and Confidentiality Agreement dated
               June 21, 2000 between certain individuals and us.
      10.05    Employment Offer Letter between Earl C. Charles and us.
      10.06    Deferred Compensation Agreement dated December 27, 1994
               between Eugene A. Ravizza and us.
      10.07    Deferred Compensation Agreement dated December 27, 1994
               between James S. Ryley and us, as amended on June 19, 2000.
      10.08    Lease dated December 29, 1998 between Synergism Properties
               IV and us.
      10.09    Credit Agreement dated June 21, 2000 among Bank of America,
               N.A., various financial institutions and us.
      10.10    Senior Subordinated Note, Warrant and Common Stock Purchase
               Agreement dated June 21, 2000 by and among BancAmerica
               Capital Investors SBIC I, L.P., certain of our shareholders and us.
      10.11    Interest Rate Collar Agreement, dated as of September 21,
               2000 by and between Fleet National Bank and us.*
      10.12    Interest Rate Collar Agreement dated as of September 27,
               2000 by and between Bank of America, N.A. and us.*
      17.01    Letter from Former Accountants.

    EXHIBIT
    NUMBER                             DESCRIPTION
    -------                            -----------
      23.01    Consent of Farella Braun + Martel LLP (included in Exhibit
               5.01).
      23.02    Consent of Deloitte & Touche LLP, as independent auditors.
      24.01    Power of Attorney (included on signature page).
      27.01    Financial Data Schedule.

-------------------------
* To be supplied by amendment.

     (b) FINANCIAL STATEMENT SCHEDULES

          1. Valuation and Qualifying Accounts and Reserves.

ITEM 17. UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item
14 -- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Jose, State of California, on December 19, 2000.

                                          CUPERTINO ELECTRIC, INC.

                                          By:        /s/ JAMES S. RYLEY
                                            ------------------------------------
                                                       JAMES S. RYLEY
                                                  Chief Executive Officer,
                                                   President and Director

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James S. Ryley and Earl C. Charles, and each of them his or her attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any amendment or post-effective amendment to this registration statement on Form S-1 or abbreviated registration statement (including, without limitation, any additional registration filed pursuant to Rule 462 under the Securities Act of 1933) with respect thereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed as of December 19, 2000 by the following persons in the capacities indicated.

                      SIGNATURE                                                TITLE
                      ---------                                                -----
         /s/ EUGENE A. RAVIZZA                              Chairman of the Board of Directors
-----------------------------------------------------
Eugene A. Ravizza

         /s/ JAMES S. RYLEY                                 Chief Executive Officer, President and
-----------------------------------------------------       Director (Principal Executive Officer)
James S. Ryley

         /s/ WALTER E. RYLEY                                Chief Operating Officer, Secretary and
-----------------------------------------------------       Director
Walter E. Ryley

         /s/ EARL C. CHARLES                                Senior Vice President and Chief Financial
-----------------------------------------------------       Officer (Principal Financial and Accounting
Earl C. Charles                                             Officer)

         /s/ ANN B. HAYES                                   Director
-----------------------------------------------------
Ann B. Hayes

         /s/ ROGER B. KAFKER                                Director
-----------------------------------------------------
Roger B. Kafker

         /s/ CLARANNE R. LONG                               Director
-----------------------------------------------------
Claranne R. Long

         /s/ JEFFREY P. NEWMAN                              Director and Assistant Secretary
-----------------------------------------------------
Jeffrey P. Newman

         /s/ PETER B. STONEBERG                             Director
-----------------------------------------------------
Peter B. Stoneberg

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  3.01     Amended and Restated Certificate of Incorporation.
  3.03     Bylaws.
  4.02     Investor Rights Agreement dated as of June 21, 2000.
  4.03     Warrant No. 1 dated June 21, 2000 issued to BancAmerica
           Capital Investors SBIC I, L.P.
  4.04     Warrant No. 2 dated June 21, 2000 issued to TA Subordinated
           Debt Fund, L.P.
  4.05     Warrant No. 3 dated June 21, 2000 issued to TA Investors
           LLC.
 10.01     Form of our Director Indemnification Agreement.
 10.03     Stockholders Agreement dated June 21, 2000 among us and
           certain stockholders.
 10.04     Form of Non-Solicitation and Confidentiality Agreement dated
           June 21, 2000 between certain individuals and us.
 10.05     Employment Offer Letter between Earl C. Charles and us.
 10.06     Deferred Compensation Agreement dated December 27, 1994
           between Eugene A. Ravizza and us.
 10.07     Deferred Compensation Agreement dated December 27, 1994
           between James S. Ryley and us, as amended on June 19, 2000.
 10.08     Lease dated December 29, 1998 between Synergism Properties
           IV and us.
 10.09     Credit Agreement dated June 21, 2000 among Bank of America,
           N.A., various financial institutions and us.
 10.10     Senior Subordinated Note, Warrant and Common Stock Purchase
           Agreement dated June 21, 2000 by and among BancAmerica
           Capital Investors SBIC I, L.P., certain of our shareholders and us.
 17.01     Letter from Former Accountants.
 23.02     Consent of Deloitte & Touche LLP, as independent auditors.
 24.01     Power of Attorney (included on signature page).
 27.01     Financial Data Schedule.

                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE

     We have audited the accompanying consolidated financial statements of Cupertino Electric, Inc. as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 and have issued our report thereon dated December 15, 2000 (included elsewhere in this Registration Statement). Our audits also included the consolidated financial statement schedule listed in Item 16(b) of this Registration Statement. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

San Jose, California
December 15, 2000

                            CUPERTINO ELECTRIC, INC.

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

                                                    ADDITIONS    RECLASSIFICATIONS
                                      BALANCE AT    CHARGED TO      AND CHARGES                    BALANCE AT
                                      BEGINNING     COSTS AND        TO OTHER                        END OF
            DESCRIPTION               OF PERIOD      EXPENSES        ACCOUNTS        DEDUCTIONS      PERIOD
            -----------               ----------    ----------   -----------------   ----------    ----------
Year ended December 31, 1997 --
  Allowance for doubtful accounts...    $  200        $  595            $--            $(570)        $  225
Year ended December 31, 1998 --
  Allowance for doubtful accounts...    $  225        $1,984            $--            $(875)        $1,334
Year ended December 31, 1999 --
  Allowance for doubtful accounts...    $1,334        $  860            $--            $(423)        $1,771

                  SEE INDEPENDENT AUDITORS' REPORT ON SCHEDULE
                                       S-2